Use these links to rapidly review the document

DOUYU INTERNATIONAL HOLDINGS LIMITED INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on April 4, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DouYu International Holdings Limited
(Exact name of Registrant as specified in Its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Building F4, Optical Valley Software Park
Guanshan Avenue,
Donghu Development Area, Wuhan, 430073
The People's Republic of China
+86 27 8775 0710
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Cogency Global Inc.
10 E. 40th Street, 10th Floor, New York,
NY 10016
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing, 100004 People's Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	Allen C. Wang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912-2692

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value US$0.0001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-            ). Each American depositary share represents            ordinary shares.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated                        , 2019

American Depositary Shares

DouYu International Holdings Limited

Representing            Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of DouYu International Holdings Limited.

        We are offering            ADSs. [The selling shareholders identified in this prospectus are offering an additional            ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.] Each ADS represents            of our ordinary shares, par value US$0.0001 per share.

        Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per share will be between US$            and US$            .

        We will apply for listing the ADSs on the New York Stock Exchange under the symbol "DOYU."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        See "Risk Factors" beginning on page 16 for factors you should consider before buying the ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

[Proceeds, before expenses, to the selling shareholders	US$	US$]

(1)
For a description of the compensation payable to the underwriters, see "Underwriting."

        The underwriters have an option to purchase up to an additional            ADSs from us [and certain selling shareholders] at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on            , 2019.

Morgan Stanley	J.P. Morgan	BofA Merrill Lynch

The date of this prospectus is            , 2019.

The **LARGEST GAME-CENTRIC** Live Streaming Platform in China[(1)] and a **PIONEER** in the **E-SPORTS** Value Chain

No.1

Average Total MAUs[(2)]

153.5
MM

Average Total Daily Time Spent by Active Users[(3)]

24.2
MM Hours

2.1Bn+
4Q2018
Bullet Chats

4.2MM
Quarterly
Paying Users[(4)]

RMB3.7Bn
FY2018
Revenue

94%
FY2018 YoY
Revenue Growth

Notes:

1. In terms of (i) average total MAUs on both mobile and PC platforms in the fourth quarter of 2017 and 2018; (ii) average total daily time spent by active users in the fourth quarter of 2017 and 2018; and (iii) number of top 100 game streamers with who we contracted in December 2017 and 2018, according to the iResearch Report, an industry report commissioned by us and prepared by iResearch Consulting Group

        We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is true, complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

        Until            , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors" and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy our ADSs. This prospectus contains information derived from various public sources and certain information from an industry report dated January 16, 2019, as supplemented, that was commissioned by us and prepared by iResearch Consulting Group, or iResearch, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this report as the iResearch Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our Mission

        We make the world a fun place through games and other interactive entertainment.

  Overview

        We are the largest game-centric live streaming platform in China and a pioneer in the eSports value chain. We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. According to iResearch, among China's game-centric live streaming platforms, we ranked:

  •
  first by the size of our user base as measured by average total MAUs on both mobile and PC platforms during the fourth quarter of 2017 and 2018;

  •
  first by the level of user engagement as measured by average total daily time spent by active users on our platform during the fourth quarter of 2017 and 2018; and

  •
  first by the number of top 100 game streamers with whom we contracted in December 2017 and December 2018.

        The passion for games and interactions among gamers and game enthusiasts extend beyond just playing. Against the backdrop of eSports' booming popularity, China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game live streaming. According to iResearch, China is the world's largest game-centric live streaming market, with approximately 4.9 times the MAUs of the U.S. market in 2018. Revenues from China's game-centric live streaming market is expected to grow at a CAGR of 24.7% from 2018 to 2023, which is nearly twice the expected growth rate of the non-game-centric live streaming market. Game-centric live streaming revenue accounted for 13.8%, 24.1% and 28.0% of total live streaming revenue in 2016, 2017 and 2018 in China. In 2018, live streaming annual ARPPU in China was RMB574, while game-centric live streaming annual ARPPU in China was RMB365, indicating significant potential for growth. The average total MAUs of game-centric live streaming platforms in China are expected to increase from 255 million in 2018 to 400 million by 2023. As the leading game-centric live streaming platform in China, we are well positioned to capture a significant share of this large and growing user base.

        Our platform attracts a large number of highly loyal and engaged users. As of December 31, 2016, 2017 and 2018, we had 98.7 million, 182.1 million and 253.6 million registered users, respectively. With

111.4 million average MAUs on our PC platform and 42.1 million average MAUs on our mobile platform, we had 153.5 million average total MAUs during the fourth quarter of 2018, representing year-over-year growth of 14.3% from 134.3 million average total MAUs during the same period of 2017. We consider our PC platform an important component of our business as it attracts PC users who are more devoted eSports enthusiasts and is a natural gateway to eSports games, which enables users to simultaneously play games and watch game live streaming. According to iResearch, we were the most searched game-centric live streaming platform in China based on average of Baidu's search index and ranked as the top free and top grossing game-centric live streaming app in Apple's App Store in 2018. Our large user base is primarily acquired through organic growth, with over 92% of our new mobile users in the fourth quarter of 2018 installed our apps without third-party marketing. Our diverse product offerings and continuously enriched content allow us to effectively retain users, evidenced by our over 75.2% and 74.9% average next-month active user retention rates over the past twelve months as of December 2017 and December 2018, respectively. Our average next-three-month registered user retention rate was 68.9% and 68.6% for the same periods. Our large and loyal user base is also highly engaged, as evidenced by the average total daily time spent by active users of 17.2 million and 24.2 million hours in the fourth quarter of 2017 and 2018, respectively. The average daily time spent by each active user was 40 minutes and 54 minutes for the same periods. Our active users spent over 1.6 billion and 2.2 billion hours on our platforms and generated more than 2.0 billion and 2.1 billion bullet chats in the fourth quarter of 2017 and 2018, respectively.

        Our platform brings together a deep pool of top streamers and provides a sustainable streamer development system. As of December 31, 2017 and 2018, our platform had 3.9 million and 6.0 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly, as of each date. These top exclusive streamers streamed an average of 3.8 and 4.2 hours per streamer in the fourth quarter of 2017 and 2018, respectively, and all of our streamers generated a total of 16.6 million and 29.8 million streaming hours during the same periods. Approximately 430 and 592 of our streamers had more than one million viewers during the fourth quarter of 2017 and 2018, respectively. Approximately 384,800 of our streamers are managed through talent agencies as of December 31, 2018. Our exclusive contract model with top streamers helps ensure a consistent supply of quality content, which is effectively supplemented by the talent agency model that captures a large group of promising and rising streamers. With years of experience, we have developed a well-designed system to discover, train, and promote streamers who are already popular or have demonstrated the potential to become popular, and to help them grow and monetize their popularity.

        As one of the first game-centric live streaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform and enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts viewers and improves their stickiness. According to iResearch, we had the largest eSports viewer base as measured by average total MAUs that viewed eSports live streaming during the fourth quarter of 2017 and 2018. Our average total eSports MAUs were approximately 80.9 million and 95.8 million in the fourth quarter of 2017 and 2018, respectively.

        We have built powerful technology infrastructure to ensure a stable and optimized live streaming experience for our users. The optimized user experience attracts a large number of users on our platform and enables us to collect and analyze vast amounts of behavioral data leveraging our big data analytics capabilities. Investing in the user experience generates significant benefits for our platform. For example, since the implementation of our customized content recommendation system in early 2016, our user click-through rate for content recommendations on our home page increased from 18%

in June 2016 to 43% in December 2018. Through comprehensive and refined content categorization, customized recommendations and development of new products and features, we enhance user experience to attract new users and increase user loyalty.

        We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels mainly consists of live streaming, advertisement and others. These channels effectively supplement each other and unleash future monetization potential. Live streaming is our main monetization channel and generated 77.7%, 80.7% and 86.1% of our total net revenue in 2016, 2017 and 2018, respectively. Our live streaming revenue is primarily derived from the sales of a wide array of virtual gifts. Our massive and highly engaged user base attracts advertisers from a wide spectrum of industries and allows us to distribute games for game developers and publishers, which has led to rapid growth in our advertising and game distribution revenue since 2016.

        We have grown rapidly since our inception. Our revenue increased from RMB786.9 million in 2016 to RMB1,885.7 million in 2017, and reached RMB3,654.4 million (US$531.5 million) in 2018. We had net loss of RMB782.9 million, RMB612.9 million and RMB876.3 million (US$127.4 million) during those same periods.

Our Strengths

        We are at the forefront of the game-centric live streaming industry in China. We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.

  •
  Leading game-centric live streaming platform

  •
  Large and highly engaged user base

  •
  Deep pool of top streamers empowered by a comprehensive streamer development system

  •
  Strategically positioned in eSports to secure coveted access to premium content

  •
  Technology- and big data-enabled user experience and value proposition

  •
  Multiple monetization channels with significant potential

  •
  Visionary and experienced management team with strong shareholder support

Our Strategies

        To fulfill our mission of making the world a fun place through games and other interactive entertainment, we plan to pursue the following strategies to grow our business.

  •
  Further strengthen our position in the eSports industry

  •
  Continue to attract more viewers and streamers while investing in technologies

  •
  Increase monetization capabilities

  •
  Selective overseas expansion

Our Challenges

        We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

  •
  our ability to retain our existing users, keep them engaged or further grow our user base;

  •
  our ability to attract, cultivate and retain top streamers;

  •
  our ability to offer attractive content, in particular popular game content;

  •
  our ability to maintain our market position in the eSports industry;

  •
  Our ability to realize the benefits we expect from our strategic cooperation with Tencent;

  •
  Our ability to align interests with certain existing shareholders who have substantial influence over our company;

  •
  our ability to manage our growth and control our periodic spending to maintain such growth;

  •
  our ability to reach profitability depending on our ability to grow in a cost-effective way;

  •
  our ability to implement our growth or monetization strategies;

  •
  our ability to prevent misconduct by our platform users and misuse of our platform;

  •
  our ability to evaluate our business and growth prospects in a relatively new market;

  •
  our ability to compete with other established streaming platforms and other entertainment mediums;

  •
  our ability to continue to grow or maintain our paying ratio; and

  •
  our ability to obtain and maintain the licenses and approvals required under the complex regulatory environment for Internet-based businesses in China.

Corporate History and Structure

Corporate History

  Establishments of Our PRC Subsidiaries and Consolidated Entities

        We commenced operations and launched our live streaming platform in 2014 with the establishment of Guangzhou Douyu. Wuhan Douyu was established in May 2015. In February 2016, Guangzhou Douyu and Wuhan Douyu entered into an asset and business transfer agreement, pursuant to which Guangzhou Douyu transferred all of its business operations and assets to Wuhan Douyu (the "2016 Wuhan Douyu Restructuring").

        In February 2016, Wuhan Douyu, Wuhan Ouyue, the successor of Zhejiang Ouyue which was acquired by Mr. Shaojie Chen in November 2015, and Mr. Chen entered into a series of contractual arrangements, by which Wuhan Douyu may exert control over Wuhan Ouyue and consolidate Wuhan Ouyue's financial statements. In May 2018, such contractual arrangements were terminated and replaced by contractual arrangements between Douyu Yule, Wuhan Ouyue and Mr. Chen. For details please refer to "—Corporate Restructuring Transactions."

        In June 2016, each of Yuxing Tianxia, Yuyin Raoliang and Wuhan Yuwan was incorporated in the PRC by Wuhan Douyu. In November 2016, each of Douyu Education and Yu Leyou was incorporated in the PRC by Wuhan Douyu. These entities focus on entering into business contracts with streamers.

  Corporate Restructuring Transactions

        We underwent a series of restructuring transactions in contemplation of this offering ("Restructuring Transactions"), which primarily included:

  •
  In January 2018, DouYu International Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Wuhan Douyu based on their equity interests held in Wuhan Douyu. For details of the issuances of shares by

    DouYu International Holdings Limited to its shareholders prior to this offering, please refer to "Description of Share Capital—History of Securities Issuances."

  •
  In January 2018, DouYu Network Inc. was established in the British Virgin Islands and Douyu Hongkong Limited was incorporated in Hong Kong, both of which are acting as the offshore intermediary holding companies to facilitate our initial public offering in the United States.

  •
  In May 2018, Douyu Yule, our indirect wholly-owned PRC subsidiary, entered into a series of contractual arrangements with each of Wuhan Douyu and Wuhan Ouyue, as well as their respective shareholders. As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of, each of Wuhan Douyu and Wuhan Ouyue, or our VIEs.

        We are a holding company and does not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Douyu Yule and our VIEs, Wuhan Douyu and Wuhan Ouyue. See "Risk Factors—Risks Related to Our Corporate Structure." Wuhan Douyu, Wuhan Ouyue and their respective subsidiaries hold our ICP License, the License for Online Transmission of Audio/Video Programs and the Internet Culture Operation License and other licenses and permits that are necessary for our business operations in the PRC.

Corporate Structure

        The following diagram illustrates our corporate structure, including our significant subsidiaries and variable interest entities, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)
The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.

(2)
The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (35.15%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Mr. Dongqing Cai (13.18%), the beneficial owner of Aodong Investments Limited, one of our shareholders; (iv) Beijing Fengye (13.16%), 99.99% of its interests is owned by Wuhan Ouyue; (v) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (vi) Mr. Wenming Zhang (3.92%), our co-founder, co-CEO and director, and (vii) certain other third-party investors.

 IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America's Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. For details, please refer to "Risk Factors—We are an emerging growth company and may take advantage of certain reduced reporting requirements."

OUR CORPORATE INFORMATION

        Our principal executive offices are located Building F4, Optical Valley Software Park, Guanshan Avenue, Donghu Development Area, Wuhan, the People's Republic of China. Our telephone number at this address is +86 27 8775 0710. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor, New York, NY 10016. Our corporate website is www.douyu.com. The information contained in our website is not a part of this prospectus.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

        Unless we indicate otherwise, all information in this prospectus reflects the following:

  •
  no exercise by the underwriters of their over-allotment option to purchase up to additional ADSs representing ordinary shares from us; and

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "active users" refers to users who visited our platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by our website when users visited our platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched our mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access our platform with more than one independent cookie or using more than one mobile device and multiple individuals may access our services with the same independent cookie or using the same mobile device;

  •
  "ADSs" refers to the American depositary shares, each representing of            our ordinary shares;

  •
  "ARPPU" refers to average live streaming revenue per paying user in a given period;

  •
  "average daily time spent by each active user" for any period is calculated by dividing (i) the sum of daily time spent by each active user for each day of such period, by (ii) the number of days for such period;

  •
  "average next-month active user retention rate" for any period is calculated by dividing (i) the sum of next-month active user retention rate for each month of such period, by (ii) the total number of months in such period;

  •
  "average next-three-month active user retention rate" for any period is calculated by dividing (i) the sum of next-three-month active user retention rate for each month of such period, by (ii) the total number of months in such period;

  •
  "average total daily time spent by active users" for any period is calculated by dividing (i) the sum of time spent on our platform by active users on each day for such period, by (ii) the number of days for such period;

  •
  "average total eSports MAU" refers to the average total eSports MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users who accessed game-themed channels on our platform in each month of such period, by (ii) the number of months in such period;

  •
  "average total MAUs" refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months in such period;

  •
  "Beijing Fengye" refers to Beijing Fengye Equity Investment Center (Limited Partnership);

  •
  "Beijing Phoenix" refers to Beijing Phoenix Rich Investment Management Center (Limited Partnership);

  •
  "Beijing Sequoia" refers to Beijing Sequoia Xinyuan Equity Investment Center (Limited Partnership);

  •
  "CDN" refers to content delivery network;

  •
  "China" or "PRC" refer to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "daily time spent by each active user" on a particular date is calculated by dividing (i) the sum of time spent on our platforms by active users on such date, by (ii) the sum of the number of active users on such date;

  •
  "Douyu Education" refers to Wuhan Douyu Education Consulting Co., Ltd.;

  •
  "Douyu Yule" refers to Wuhan Douyu Culture Network Technology Co., Ltd.;

  •
  "Gogo Glocal" refers to Gogo Glocal Holding Limited, a company incorporated under the laws of the Cayman Islands;

  •
  "Guangzhou Douyu" refers to Guangzhou Douyu Internet Technology Co., Ltd.;

  •
  "Linzhi Lichuang" refers to Linzhi Lichuang Information Technology Co., Ltd., an entity controlled by Tencent Holdings Limited;

  •
  "MAUs" refers to the number of active users, including active PC users and active mobile users in a given month;

  •
  "Nectarine" refers to Nectarine Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited;

  •
  "next-month active user retention rate" is calculated by dividing (i) the sum of active users who visited our platform through PC or mobile app at least once in the next month after a given month, by (ii) the sum of all active users in that given month. Next-month active user retention rate is only available from September 2016;

  •
  "next-three-month active user retention rate" is calculated by dividing (i) the sum of active users who visited our platform through PC or mobile app at least once in the month that is three months after a given month, by (ii) the sum of all active users in that given month. Next-three-month active user retention rate is only available from September 2016;

  •
  "ordinary shares" prior to the completion of this offering refers to our ordinary shares of par value US$0.0001 per share;

  •
  "P2P" refers to peer-to-peer;

  •
  "paying user" refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this prospectus may not equal to the number of unique individuals who made purchases on our platform for any given period of time;

  •
  "paying ratio" for a given quarter is calculated by dividing (i) the sum of paying users in such quarter, by (ii) the average total MAUs in such quarter;

  •
  "quarterly average ARPPU" refers to average live streaming revenue per paying user for each quarter during a given period of time calculated by dividing live streaming revenue for a given period by: (i) quarterly average paying users for that given period and (ii) number of quarters in that given period;

  •
  "quarterly average paying users" refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period;

  •
  "registered streamer" refers to a user that has been registered on our platform as a streamer;

  •
  "registered user" refers to a user that has registered and logged onto our platform at least once since registration. We calculate registered user as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this prospectus may not equal to the number of unique individuals who are our registered users;

  •
  "retention rate" refers to the percentage of users who make at least one repeat use after a certain duration;

  •
  "RMB" or "Renminbi" refers to the legal currency of the People's Republic of China;

  •
  "RSU" refers to restricted share unit;

  •
  "Tencent" refers to Tencent Holdings Limited;

  •
  "top 100 game streamers" were the top 100 game streamers ranked by iResearch according to a final weighted score consisting of a combination of game streamers' nominal value of virtual gifts received and the number of bullet chats in their respective live streaming room in a given period; "game streamers" were the streamers who choose to categorize their streaming content as game content on game-centric live streaming platforms;

  •
  "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

  •
  "We," "Us," "Our company," and "Our," refer to DouYu International Holdings Limited, a Cayman Islands company, its subsidiaries, variable interest entities and subsidiaries of its variable interest entities;

  •
  "Wuhan Douyu" refers to Wuhan Douyu Internet Technology Co., Ltd.;

  •
  "Wuhan Ouyue" refers to Wuhan Ouyue Online TV Co., Ltd.;

  •
  "Wuhan Yuwan" refers to Wuhan Yuwan Culture Media Co., Ltd.;

  •
  "Yu Leyou" refers to Wuhan Yu Leyou Internet Technology Co., Ltd.;

  •
  "Yuxing Tianxia" refers to Wuhan Yuxing Tianxia Culture Media Co., Ltd.;

  •
  "Yuyin Raoliang" refers to Wuhan Yuyin Raoliang Culture Media Co., Ltd.; and

  •
  "Zhejiang Ouyue" refers to Zhejiang Ouyue Online TV Co., Ltd., which was subsequently renamed Wuhan Ouyue.

        Unless the context otherwise requires, the operating data presented for our company in this prospectus excludes Gogo Glocal, a company incorporated under the laws of the Cayman Islands. We acquired a controlling stake of Gogo Glocal in October 2018.

        This prospectus contains information and statistics relating to China's economy and its games and eSports market and game-centric live streaming industry derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On March 29, 2019, the noon buying rate for Renminbi was RMB6.7112 to US$1.00.

 THE OFFERING

Offering price	US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by ADSs in this offering.
All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See "Description of Share Capital."
Ordinary shares outstanding immediately after this offering

Immediately upon the completion of this offering, ordinary shares will be outstanding, comprising          ordinary shares, par value US$0.0001 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), including ordinary shares, which number of shares has been calculated based on the initial offering price of US$                    per ADS.

Over-allotment option

We [and certain selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of      additional ADSs.

Use of proceeds

We expect to receive net proceeds of approximately US$        million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

We plan to use the net proceeds of this offering primarily (i) to provide premium eSports content and further expand content genres, (ii) to continue to strengthen technologies and big data analytic capabilities, (iii) to invest in marketing activities, and (iv) for general corporate purposes. See "Use of Proceeds."

Lockup

We, [our directors and executive officers, our existing shareholders and RSU holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.

NYSE trading symbol	DOYU
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.
Depositary
[Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Risk factors

See "Risk Factors" and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following summary combined and consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016, 2017 and 2018, summary combined and consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and summary combined and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Combined and Consolidated Financial Data and Operating Data section together with our combined and consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net revenues	786.9	1,885.7	3,654.4	531.5
Cost of revenues	(1,155.1)	(1,890.4)	(3,503.4)	(509.5)

Gross (loss)/profit	(368.2)	(4.7)	151.0	22.0

Operating expenses:
Sales and marketing expenses	(223.5)	(310.3)	(538.9)	(78.4)
Research and development expenses	(93.5)	(212.1)	(329.3)	(47.9)
General and administrative expenses(1)	(95.0)	(100.6)	(196.8)	(28.6)
Other operating income, net	3.8	9.3	54.9	7.9
Total operating expenses	(408.2)	(613.7)	(1,010.1)	(147.0)

Loss from operations	(776.4)	(618.4)	(859.1)	(125.0)
Other income (expense), net	0.0	(0.3)	(20.2)	(2.9)
Foreign exchange loss, net	—	—	(75.6)	(11.0)
Interest income	3.9	6.9	85.8	12.5
Interest expenses	(8.9)	—	—	—
Fair value change of warranty liabilities	0.7	—	—	—

Loss before income taxes	(780.7)	(611.8)	(869.1)	(126.4)
Income tax expenses	—	—	—	—
Share of loss in equity method investments, net	(2.2)	(1.1)	(7.2)	(1.0)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Deemed dividend	(284.9)	—	(6.7)	(1.0)

Net loss attributable to ordinary shareholders of the Company	(1,067.8)	(612.9)	(883.0)	(128.4)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325.6	47.3

Comprehensive loss	(782.9)	(612.9)	(550.7)	(80.1)

Note:

(1)
Includes share-based compensation of RMB24.9 million, RMB17.6 million and RMB35.4 million (US$5.1 million) in 2016, 2017 and 2018, respectively.

Combined and Consolidated Balance Sheet Data

        The following table presents our summary combined and consolidated balance sheet data as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	516.8	539.6	5,562.2	809.0
Total current assets	675.9	862.9	6,117.0	889.7

Total assets	778.9	1,031.6	6,494.9	944.6
Deferred revenue	15.0	45.9	112.1	16.3
Accrued expenses and other current liabilities	120.7	208.2	313.5	45.6
Total current liabilities	523.9	871.9	2,863.9	416.5
Total liabilities	523.9	871.9	2,863.9	416.5

Total liabilities, convertible redeemable preferred shares and shareholders' deficit	778.9	1,031.6	6,494.9	944.6

        The following table presents our summary combined and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash used in operating activities	(714.1)	(381.0)	(337.6)	(49.1)
Net cash used in investing activities	(86.3)	(92.0)	(265.0)	(38.5)
Net cash provided by financing activities	1,298.2	500.0	5,280.1	768.0
Effect of foreign exchange rate changes on cash and cash equivalents	1.4	(4.2)	345.1	50.1

Net increase in cash and cash equivalents	499.2	22.8	5,022.6	730.5

Cash and cash equivalents at the beginning of the year	17.6	516.8	539.6	78.5

Cash and cash equivalents at the end of the year	516.8	539.6	5,562.2	809.0

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for shared-based compensation expenses, share of loss in equity method investment and impairment loss on investment, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of adjusted net loss to net loss for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Add:
Share-based compensation expenses	24.9	17.6	35.4	5.1
Share of loss in equity method investments	2.2	1.1	7.2	1.0
Impairment loss of investment	—	—	15.2	2.2
Adjusted net loss	(755.8)	(594.2)	(818.5)	(119.1)

Key Operating Data

        The following table presents our key operating data for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(in millions)
Average Next-month Active User Retention Rate(1)	73.3%	75.2%	74.9%
Quarterly Average Paying Ratio(2)	1.1%	2.2%	2.8%
Average MAUs on PC Platform(3)	65.3	85.0	97.8
Average MAUs on Mobile Platform(3)	20.3	27.6	38.6
Average Total MAUs(4)	85.6	112.6	136.4
Quarterly Average Paying Users(5)	0.9	2.4	3.8

Notes:

(1)
Average next-month active user retention rate for any period is calculated by dividing (i) the sum of next-month active user retention rate for each month of such period, by (ii) the total number of months in such period. Next-month active user retention rate is calculated by dividing (i) the sum of users who visited our platform through PC or mobile app at least once in the next month after a given month, by (ii) the sum of all active users in that given month. Next-month active user retention rate is only available from September 2016.

(2)
Quarterly average paying ratio for a given period is calculated (i) the sum of paying ratio for each quarter of such period, by (ii) the number of quarters in such period. Paying ratio for a given quarter is calculated by dividing (i) the sum of paying users in such quarter, by (ii) the average total MAUs in such quarter.

(3)
MAUs refers to the number of active users, including active PC users and active mobile users in a given month.

(4)
Average total MAUs refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months in such period.

(5)
Quarterly average paying users refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. Paying user refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform, and consequently, the number of paying users we present in this prospectus may not equal to the number of unique individuals who made purchases on our platform for any given period of time.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our combined and consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

        The size of our user base and the level of our user engagement are critical to our success. Our main monetization strategies—live streaming, advertisement and others depend on our ability to maintain and increase the size of our user base and user engagement level. If our user base becomes smaller or our users become less active, it is probable that they would spend less on our virtual gifts and jointly operated games or visit our advertisements less frequently, or access our platform less in general. This would in turn drive top streamers away from our platform, discourage companies from purchasing advertisements on our platform and dissuade game developers and publishers from distributing their games through our platform. Our financial condition would suffer from the consequential decline in revenue and our business and operating results will be materially and adversely impacted.

        According to iResearch, we ranked first among China's game-centric live streaming platforms in terms of the size of our user base as measured by average total MAUs on both mobile and PC platforms and the level of user engagement as measured by average total daily time spent by active users on our platform during the fourth quarter of 2017 and 2018. Maintaining and improving the current size of user base and level of user engagement are critical to our continued success. However, to maintain and improve this already large size of user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, attract and retain enough popular streamers, and offer new features and content that may attract new users. There is no guarantee that we could meet all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

  •
  we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

  •
  technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

  •
  we fail to innovate our communities, user-generated content and our virtual gifts that keep our users interested and be eager to return to our platform on a regular basis;

  •
  our streamers failed to keep our users engaged on our platform over a long period of time;

  •
  we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

  •
  we fail to address user concerns related to privacy and communication, safety, security or other factors;

  •
  there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

  •
  the growth of the number of PC and smartphone users in China stalls.

We may fail to attract, cultivate and retain top streamers, which may materially and negatively affect our user retention and thus our business and operations.

        As of December 31, 2018, our streamer pyramid consisted of 6.0 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly, approximately 384,800 streamers managed through talent agencies and the rest who are self-registered streamers. As of December 31, 2017, our platform had 3.9 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly. Our top streamers tend to have large following bases who regularly support these streamers with virtual gifts, and they also tend to attract many integrated promotion activities during live streaming compared to self-registered streamers. Their charisma and the high-quality content that they create are primary contributors to user stickiness and are hard to replicate with self-registered streamers. In 2016, 2017 and 2018, our exclusive streamers accounted for 34.8%, 46.1% and 50.3% of our total live streaming revenue.

        Although we have signed exclusive contracts with top streamers at typically three- to five-year terms that contain non-compete clauses, top streamers may still choose to depart us when their contract period ends, and their departure may cause a corresponding decline in our user base. As we attract top streamers from other platforms, we have also been involved in legal disputes concerning top streamers with competing platforms. Although we are not the primary target of these legal disputes, such streamers may be subject to fines or even injunctions which may render our investment in recruiting them meaningless. On the other hand, some of our top streamers have left us for competing platforms despite still being in contractual relationship with us which may raise legal disputes. Although we have won most of the legal disputes against these breaching streamers, their departures may still have a negative impact on user retention and reputation. To retain top streamers, we must devise better streamer compensation schemes, improve our monetization capabilities and help the top streamers reach a wider audience. Although we strive to improve ourselves in these two respects, we cannot guarantee that our streamers will not leave us even if we do our best to retain them.

        In terms of streamer cultivation, we cannot guarantee that the performance metrics we use to track promising streamers will enable us to identify future top streamers. Some of the streamers we identify as promising may turn out to be underperforming, and we may also fail to spot truly promising streamers in early stages of their career. In addition to a waste of resources, either one of these scenarios could prevent us from cultivating top streamers, which could weaken our core competitive strength against competing platforms and thus cause an outflow of users to those platforms.

We may fail to offer attractive content, in particular popular game content, on our platform.

        We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key component of our content offerings since our inception, 72.0% of our streamers were game streamers as of December 31, 2018 and game streaming attracted 81.3% of viewership in terms of total viewing hours across our platform in the fourth quarter of 2018. In response to viewers' growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our streamers and talent agencies to create content that caters to viewers constantly changing tastes. However, if we fail to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

        In addition, we largely rely on our streamers to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage streamers and talent agencies to supply content that is attractive to our viewers. Also, talent agencies cooperating with us may guide or influence streamers to live stream content that is well received by our viewers. However, if we fail to observe the latest trends and timely guide streamers and talent agencies accordingly, or fail to attract streamers who are capable of creating content based on popular games, or if streamers fail to produce content for trending games, our viewer number may decline and our financial condition and results of operations may be materially and adversely affected.

We have significant reliance on the eSports industry.

        As the nexus of the eSports ecosystem, our platform connects game developers and publishers, professional eSports teams or players and eSports tournament organizers, advertisers and viewers. User generated content covering eSports games is the largest contributor to our user base. Our average total eSports MAUs were approximately 80.9 million and 95.8 million in the fourth quarter of 2017 and 2018, respectively. In addition to streaming of eSports games, major eSports events and tournaments, we also sponsor leading eSports teams and organize our own eSports tournaments.

        We rely heavily on a number of eSports games to generate our user traffic. For example, League of Legends, PlayerUnknown's Battlegrounds and King of Glory, the three most popular eSports games on our platform, each attracted over 40 million average total MAUs on our platform and in total generated over 1,050 million hours spent by our users during the fourth quarter of 2018. As a result, if we fail to maintain our market position in the eSports industry or to attract users through live streaming of popular eSports games, our user base and streamer base may shrink significantly. We may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

If we fail to effectively manage our growth and control our periodic spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

        We have experienced a period of significant rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, research and development, sales and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to attract and retain viewers and top streamers, develop an infrastructure to service and support an expanding body of viewers and streamers, explore new monetization avenues, convert non-paying users to paying users, increase user engagement levels and capitalize on the eSports industry. We cannot assure you that we will be successful with any of the above.

        To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational, informational and financial systems, procedures and controls on an as-needed basis, including the continued improvement of our accounting and other internal management systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with viewers and streamers game developers and publishers, advertisers and other business partners. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to viewers and streamers. Continued growth could end up straining our ability to maintain reliable service levels for all of our viewers and streamers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

We have incurred net losses since inception, and we may continue to incur losses in the future.

        We have incurred significant net losses to date. Although we generated positive gross profit for the first time recently in 2017 and then in 2018, such positive trend may not translate into a net after-tax profit. The time it will take for us to eventually achieve profitability hinges on our ability to grow rapidly in a cost-effective way, and we may not be able to grow this way successfully.

        While our future revenue growth will be linked with the realization of our monetization strategies, which will be affected by user engagement, streamer retention and product offering, our cost-effective growth will primarily rely on improvement of operational efficiency, which has been reflected so far in the continually decreasing percentage of our content costs and bandwidth and server costs in our total operating costs. This trend of operational efficiency improvement may not continue in the future, or it may not reach a sufficient level to generate profitability. Our ability to continue to improve operational efficiency will depend on our ability to maintain stronger bargaining position in contract negotiations with top streamers, streamline our operation, achieve economies of scale and employ more advanced streaming technologies at lower cost, among other things. Additionally, our ability to achieve profitability is affected by various external factors, many of which are beyond our control, such as the PC and mobile games market and eSports industry in China, and the development of social networking, live streaming services and mobile marketing services. We cannot assure you that we will be able to improve our operational efficiency in the future.

        We may again incur losses in the near future due to our continued investment in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, we cannot assure you that our company will turn profitable in the short term just because we have made substantial investment in various areas.

Our business may suffer if we fail to successfully implement our monetization strategies.

        Our monetization model is new and evolving. Our streaming platform is free to access, and we generate revenues primarily from live streaming and advertisement. As a result, our revenue is affected by our ability to increase user engagement and convert non-paying users into paying users, which in turn depends on our ability to offer content, virtual gifts, advertisements and other services. In 2016, 2017 and 2018, we generated RMB611.3 million, RMB1,521.8 million and RMB3,147.2 million (US$457.7 million) from live streaming, representing 77.7%, 80.7% and 86.1% of our total revenues for the same period. We also generate a sizeable portion of our revenues from providing advertisement and other services on our platform. In 2016, 2017 and 2018, we generated RMB175.6 million, RMB363.9 million and RMB507.2 million (US$73.8 million) from advertisements and others, representing 22.3%, 19.3% and 13.9% of our total revenues for the same period. We also generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. If we are not successful in enhancing our ability to monetize our existing services or developing new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may in the future introduce new services to diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage customers or platform partners, we may fail to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results.

        We are a game-centric live streaming platform that provides real-time streaming and interactions. Because we do not have full control over how and what streamers or viewers will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, we detect spam accounts through which illegal or inappropriate content is streamed or posted and illegal or fraudulent activities are conducted on a timely basis. Media reports and Internet forums have covered some of these incidents, which have in some cases generated negative publicity about our platform and brand. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

        In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform or after watching unsettling or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our website and mobile application, or even revoke our licenses or permits to provide Internet content service. We endeavor to ensure all streamers are in compliance with relevant regulations, but we cannot guarantee that all streamers will comply with all the PRC laws and regulations. Therefore, our live streaming service may be subject to investigations or subsequent penalties if content displayed on our platform is deemed to be illegal or inappropriate under PRC laws and regulations. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected.

Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

        Our business operations commenced in 2014, with commercialization beginning midway through 2015. We experienced growth in the number of active and paying users and total revenue since 2016. However, our growth in 2016, 2017 and 2018 may not be indicative of our future performance, as our operating results represent a limited size of sample of operational results and may be hard to repeat in the future.

        Many of the elements of our business are unique and evolving. The markets for our live streaming platform and the related products and services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenue from live streaming and advertisement, as well as our ability to capitalize on the eSports industry and explore other monetization avenues. We may not succeed in any of these aspects.

        As the live streaming industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Some of our current monetization methods are also in a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual gifts, our users may be less likely to purchase them. We cannot assure you that our attempts to monetize our viewers and streamers will continue to be successful, profitable or accepted, and therefore the income potential of our business is difficult to gauge.

        Our growth prospects should be considered in light of the risks and uncertainties that fast-growing early-stage companies with limited operating histories in evolving industries may encounter, including, among others, risks and uncertainties regarding our ability to

  •
  develop new virtual gifts that are appealing to users;

  •
  develop new advertisement formats that are appealing to advertising partners;

  •
  maintain stable relationships with game developers and publishers; and

  •
  expand to new geographic markets with good eSports environment and high growth potential.

        Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenue and operating margin may decline.

In our market, we mainly compete with other established streaming platforms and other entertainment mediums. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

        Since running a successful live streaming platform requires intensive capital outlay and a large team of quality streamers, who remain in short supply due to the fact that most have signed contracts with existing platforms, there are high entry barriers for our industry. As a result, our major competitors are streaming platforms with an established presence in the industry. While such competition may only come from a few established players instead of many newcomers, competition remains intense. As it is unlikely that viewers will watch streams on two platforms at once, and most top streamers sign exclusive contracts with only one platform, we compete mainly for user traffic and top streamers. If we are not able to effectively compete with our competitors, our overall user base and level of user engagement may decrease, which may result in loss of top streamers to other platforms. Such loss may also lead to fewer paying users and make us less attractive to advertisers and game developers and publishers, which may adversely affect our monetization success.

        To better compete with competitors which may have more cash, traffic, technological advantages, top streamers, business networks and other resources than we do, we may be required to spend additional resources, which may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of viewers and streamers. Our competitors may unilaterally decide to adopt a wide range of measures targeted at us, including approaching our top streamers, purchasing exclusive streaming rights to eSports tournaments or events that used to be streamed on our platform, or even attacking our platform. Any legal proceedings or measures we take in response to competition and disputes with our competitors may be expensive, time-consuming and disruptive to our operations and divert our management's attention.

        We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

  •
  the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

  •
  changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

  •
  acquisitions or consolidation within our industry, which may result in more formidable competitors; and

  •
  our reputation and brand strength relative to our competitors.

        In addition, our users have a vast array of entertainment choices. Other forms of entertainment, such as traditional PC and console games, other online video services, social networking, as well as more traditional mediums such as television, movies and sports spectating, are much more well- established in mature markets and may be perceived by our users to offer greater variety, affordability, interactivity and enjoyment. Our platform competes against these other forms of entertainment for the discretionary time and spending of our users. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment that may emerge in the future, our business model may no longer be viable.

Our revenue growth is heavily dependent on paying users and revenue per paying user. If we fail to continue to grow or maintain our paying user and continue to increase revenue per paying user, our live streaming revenue may not increase, which may materially and adversely affect our business operation and financial results.

        Our quarterly average paying users grew from 0.9 million in 2016 to 2.4 million in 2017 and further to 3.8 million in 2018. Moreover, our average revenue per paying user ("ARPPU") per quarter changed from approximately RMB164 in 2016 to RMB156 in 2017 and increased to RMB208 in 2018. Whether we can continue this trend of increasing paying ratio amongst our users depends on many factors, and many of them are out of our control. For example, our paying users may have less disposable income as they need to meet financial obligations elsewhere, they may decide to no longer support a particular streamer that they used to follow financially, and an overall worsening economic conditions can lower disposable income for all existing paying users, causing them to spend less on our platform. We expect that our business will continue to be heavily dependent on revenue collected from paying users in the near future. Any decline in the number paying users or our paying ratio may materially and adversely affect our results of operations. See "—Our business may suffer if we fail to successfully implement our growth or monetization strategies."

We generate a portion of our revenues from advertisement. If we fail to maintain or grow advertisement revenue, our financial results may be adversely affected.

        In 2016, 2017 and 2018, we generated RMB116.6 million, RMB248.4 million and RMB342.2 (US$49.8 million) million from the sale of advertisements, representing 14.8%, 13.2% and 9.4% of our total revenues for the same period. Our revenues from advertisement represent an important part of our total revenue, and our financial results could be adversely affected if we fail to maintain or grow it in the future. For us to maintain or grow our advertisement revenue, we need to attract more advertisers to our platforms with our increased user traffic and engagement level, or offer more variety in terms of advertisement products that encourage more spending from advertisers. We offer (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. We expect to introduce more integrated promotion activities that are engaging, creative and fun and hold events that are sponsored by advertisers, who have naming rights to these events. Failure to do so may adversely impact our advertisement revenue. In addition, traditional display advertisements are subject to time and space restrictions, especially when displayed on mobile devices which have become popular among our users. As a result, our business and results of operations may be adversely impacted.

        Advertisement revenue is also affected by online advertising industry in China and advertisers' allocation of budgets to Internet advertising and promotion. Companies that decide to advertise or promote online may utilize more established methods or channels for online advertising and promotion, such as more established Chinese Internet portals or search engines, over advertising and promotion on our platforms. If the online advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of advertisement revenue and our profitability and prospects could be adversely affected.

If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected.

        The Internet industry in China is highly regulated, which requires certain licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained the following valid licenses through our PRC variable interest entities: ICP License for provision of Internet information services, Internet Culture Operation License for operating online games and music products, Commercial Performance License for providing streamer agency services, License for Online Transmission of Audio/Video Programs for providing online streaming of video and Radio and Television Program Production and Operating Permit for producing radio and television program.

        Due to the uncertainties of interpretation and implementation of existing and future laws and regulations, the licenses we held may be deemed insufficient by governmental authorities, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions by relevant regulators if our practice is deemed as violating relevant laws and regulations. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. Moreover, we may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our industry.

        For example, according to the Administrative Provisions for Audio/Video Programs Services through Internet which was promulgated by the State Administration for Radio, Film and Television (the "SARFT") (which is the predecessor of the State Administration of Press, Publication, Radio, Film and Television), came into effect on January 31, 2008, and amended on August 28, 2015 (the "Audio/Video Measures"), to engage in the business of transmitting audio/video programs, a License for Online Transmission of Audio/Video Programs is required. We have obtained the License for Online Transmission of Audio/Video Programs for offering live video programs on our platforms. We are currently applying to expand the scope of our License for Online Transmission of Audio/Video Programs and there is no guarantee that we will be successful in doing so. License for Online Transmission of Audio/Video Programs is subject to periodical renewal. Although we have successfully renewed it in the past, there is no guarantee that we will be able to continue to do so in the future. We may not be able to continue to hold the License for Online Transmission Audio/Video Programs, and the scope specified in our License for Online Transmission Audio/Video Programs may not be able to cover all the needs that arise or will arise in our operations from time to time. Failure to expand the scope of our current License for Online Transmission of Audio/Video Programs or to continue to hold such license may result in fines or other penalties being imposed to us, which may adversely affect our business. In addition, for the purpose of providing Internet audio/video program service, we have adopted and will adopt various operating strategies and measures. Due to the uncertainties of interpretation and application of pertinent laws by the government authority, such strategies and measures may be challenged under PRC laws and regulations and if so, we may be subject to fines, confiscation of income related or other penalties and, in certain circumstances, suspension or revocation of the license, which may materially and adversely affect our business.

        In addition, publishing and the commercial launch of domestic online games is subject to the pre-approval by the National Radio and Television Administration (the "NRTA") and the post-filing requirements with the Ministry of Culture and Tourism (formerly known as the Ministry of Culture, the "MCT"), while the commercial launch of imported online games is subject to pre-approval by both of the NRTA and the MCT. Although the game publishers are responsible for obtaining the required approvals, filings or permits for these online games streamed or operated on our platform, we may be subject to fines, confiscation of income from these games, suspension of operations, revocation of licenses and other penalties due to game publishers' failure to obtain such approvals, filings or permits, which could materially and adversely affect our business and results of operations. With respect to pre-approval for publishing of online games, the NRTA suspended such permission from March to December 2018 and have since restored it. As for the post-filing requirements for commercial launch of online games, the MCT has suspended such permission since June 2018 and has not restored it as of the date of this Prospectus. As a result, game publishers may not be able to obtain approval or make filings for games they operate that were not approved by, or filed with the NRTA or MCT. Furthermore, if more stringent regulations were adopted or the government authority takes more strict regulation or action against online games industry in the future, it might be increasingly difficult to introduce or operate new online games streamed or operated on our platform, which will adversely affect our business.

        As the Internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We could be found in violation of any future laws and regulations or any of the laws or regulations currently in effect due to changes in the relevant authorities' interpretation of these laws and regulations.

        As of the date of this prospectus, we have not received any material penalties from the relevant government authorities for our past operations. We cannot assure you, however, that the government authorities will not do so in the future. In addition, we may be required to obtain additional license or permits, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or permits or make all the necessary filings in the future. If we fail to obtain, hold or maintain any of the required licenses or permits or make the necessary filings on time or at all, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects.

        We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or make accessible on our platform, or otherwise distributed to our users, including in connection with the music, movies, video and games played, recorded, stored or make accessible on our platform during streaming, which may materially and adversely affect our business, financial condition and prospects.

        Under our agreements with streamers, we obtain the intellectual property arising from live-streaming on our platform. We have implemented internal control measures to ensure that the design of our platform and the content that is streamed on it does not infringe on valid intellectual property, such as patents and copyrights held by third parties. We also license certain intellectual properties from third parties to implement certain functions available on our platform.

        However, companies in the Internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties' rights. In China, the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, especially in our evolving live streaming industry, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have featured pirated or illegally downloaded music and movies on our platform, and that we have infringed on the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. Some of the game streaming on our platform may be alleged to infringe on the copyright in works of literature and art of a game of the game producers, which may also constitute an unfair competition claim. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims or other legal proceedings.

        We allow streamers to upload text, graphics, audio, video and other content to our platform and users to download, share, link to and otherwise access games and other content on our platform and we also upload high-quality video clips recorded and restored from selective live streaming content. Under relevant PRC laws and regulations, online service providers, which provide storage space for users to upload works or links to other services or content, could be held liable for copyright infringement under various circumstances, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider failed to take necessary actions to prevent such infringement. We have procedures implemented to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting or distribution of copyrighted content and we may be considered failing to take necessary actions against such infringement. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

        Certain of our employees were previously employed at other peer companies, including our current and potential competitors. To the extent that these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that such employees or we may have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims, our results of operations may be materially and adversely affected.

        Defending claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us.

        We are a live streaming platform that enables our users to exchange information, generate content, advertise products and services, and engage in various other online activities. Although real-name registration is required for streamers by our platform, we may not be able to verify the identity information provided by our streamers as true and accurate. For registration of users, we verify identities primarily based on verification text messages sent to their mobile devices, which may not always be reliable. As a majority of the video and audio communications on our platform is conducted in real time, cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, users may engage in illegal conversations or activities, including the publishing of inappropriate or illegal content on our platforms that may be unlawful under PRC laws and regulations.

        We require users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a robust content monitoring system. However, although we use our best efforts to monitor content on our platform, we cannot detect every incident of inappropriate content on our platform due to the immense quantity of user-generated content on our platform, and as such government authorities may hold us liable for inappropriate content on our platform. In addition, application stores may temporarily take down our applications if the content were deemed to violate relevant PRC laws or regulations.

        Although we report violations of our terms of service to PRC local authorities, such authorities may not take any action with respect to these violations on a timely basis, if at all. Therefore, our users may engage in conversations or activities on our platform that may be illegal under PRC laws and regulations. We may be subject to fines or other disciplinary actions, including in serious cases suspension or revocation of the licenses necessary to operate our platform, if we are deemed to have facilitated the appearance of inappropriate content placed by third parties on our platform under PRC laws and regulations. Meanwhile, we may face claims for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

We may be materially and adversely affected by the complexity, uncertainties and changes in PRC regulation of the Internet industry and companies.

        The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

  •
  There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, we may not be able to timely obtain or maintain all the required licenses or approvals, permits, or to complete filing, registration or other formalities necessary for our present or future operations, and we may not be able to renew certain permits or licenses or renew certain filing or registration or other formalities. See "—If we fail to obtain or maintain the required licenses and approvals or if we fail to comply with laws and regulations applicable to our industry, our business, financial condition and results of operations may be materially and adversely affected" and "Regulation." In addition, although we are not currently required by PRC law to ask all users for their real name and personal information when they register for an user account, PRC regulators could require us to implement compulsory real-name registration for all users on our platform in the future. In late 2011, for example, the Beijing municipal government required micro bloggers in China to implement real-name registration for all of their registered users. If we were required to implement real-name registration for users on our platform, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

  •
  The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

        On June 3, 2010, the Ministry of Culture (the "MOC", which is the predecessor of the Ministry of Culture and Tourism, or MCT), promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010 and amended on December 15, 2017. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements. Although an online game developer may be involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks, such activities are not considered as conducting online game operation activities, and that online game developers are not online game operator and do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, there are still uncertainties on the MCT's interpretation and implementation of these measures. If the MCT determines in the future that such qualifications or requirements apply to the online game developers for their involvement in our online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

        On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry (which is the predecessor of the Ministry of Industry and Information Technology, or the "MIIT"), issued a notice requiring all Chinese online game operators to adopt an "anti-fatigue system" in an effort to curb addiction to online games by minors. As of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. These restrictions may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. More stringent government regulations could be promulgated in future, which will also adversely affect our results of operations.

        The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China's regulation of Internet business.

Increases in the costs of content on our platform, such as higher streamer compensation and recruitment cost with top streamers, may have an adverse effect on our business, financial condition and results of operations.

        We need to continue offering popular and attractive content on our platform to provide our viewers with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain top streamers. We enter into exclusive contracts with our top streamers, under which they are paid a base compensation in addition to a certain percentage of the sales of virtual gifts that they receive. We also sponsor pro players and eSports teams to have them stream their gameplay on our platform. The compensation and recruitment costs that we incur with respect to retaining top streamers may increase, depending on the streamers' revenue contribution. If our competitor platforms offer higher compensation with an intent to attract our popular streamers, costs to retain our streamers may increase. If we are not able to continue to retain our streamers and produce high quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expands, we may have to devote more resources in encouraging our streamers to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

Any compromise to the cyber security of our platform could materially and adversely affect our business, reputation and results of operations.

        On November 7, 2016, the Standing Committee of the National People's Congress released the PRC Cyber Security Law, which took effect on June 1, 2017. The PRC Cyber Security Law requires network operators to fulfill certain obligations to safeguard security in the cyberspace and enhance network information management.

        Our products and services are generally provided through the Internet and involve the storage and transmission of users' information. Any security breach would expose us to a risk of loss of information and result in litigation and potential liability. As the techniques used to obtain unauthorized access, disable or degrade Internet services or sabotage operating systems change frequently and often are not recognized until launched against a target, we may not be able to anticipate such techniques or implement adequate preventative measures. Our user data is encrypted and saved in two different places within our internal servers rather than client-based servers, protected by access control, and further backed up in our long-distance disaster recovery system, so as to minimize the possibility of data loss or breach. Upon a security breach, our technical team will be notified immediately and coordinate with the local supporting staff to diagnose and solve the technical problems. As of the date of this prospectus, we have not experienced any material incidents of security breach.

        Despite the security measures we have implemented, our facilities, systems and procedures and those of our third-party providers, may be vulnerable to security breaches, act of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our users and others. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we may lose current and potential users and may be exposed to legal and financial risks, including legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches.

        Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at Internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in Internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and profitability.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, some users may be prevented from accessing the mobile Internet and thus cause the growth of mobile Internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

The proper functioning of our platform is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platform.

        The proper functioning of our platform is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to provide content to attract and retain users.

        Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems could result in the unavailability or slowdown of our platform and the attractiveness of content provided on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Our core values of focusing on user experience and satisfaction first and acting for the long-term may conflict with the short-term operating results of our business, and also negatively impact our relationships with advertisers or other third parties.

        One of our core values is to focus on user experience and satisfaction, which we believe is essential to our success and serves the best, long-term interests of our company and our shareholders. Therefore, we have made, and may make in the future, significant investments or changes in strategy that we think will benefit our users, even if our decision negatively impacts our operating results in the short-term. For example, in order to provide users of our platform with uninterrupted entertainment options, we do not place significant advertising on our platform. While this decision adversely affects our operating results in the short-term, we believe it enables us to provide higher quality user experience on our platform, which will help us expand and maintain our current large user base and create better monetizing potential in the long-term. In addition, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

We cooperate with various talent agencies to manage our streamers. If we are not able to maintain our relationship with talent agencies, our operations may be materially and adversely affected.

        We cooperate with talent agencies to manage and organize streamers on our platform. As we are an open platform that welcomes all streamers to register on our websites, cooperation with talent agencies increases our operational efficiency in terms of discovering, supporting and managing streamers in a more organized and structured manner, and turning amateur streamers to full-time streamers.

        We pay certain of our streamers or their talent agencies fees determined based on a percentage of revenue from virtual gift sales that is attributed to the streamers' live streams. If we cannot balance the interests between us, streamers and the talent agencies and design a compensation system that is agreeable to both streamers and talent agencies, we may not be able to retain or attract streamers or talent agencies, or both.

        In addition, some of the talent agencies have exclusive cooperation relationships with us. If other platforms offer better incentive to talent agencies, such talent agencies may choose to devote more of their resources to streamers who stream on the other platforms, or they may encourage their streamers to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in adverse publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

        Our business depends upon services provided by, and relationships with, third parties. For example, some third-party software we use in our operations is currently publicly available without charge. If the owner of any such software decides to make claims against us, charge users, or no longer makes the software publicly available, we may need to enter into settlement with such owners, incur significant cost to license the software, find replacement software or develop it on our own. If we are unable to find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

        Our overall network relies on broadband connections provided by third-party operators and we expect this dependence on third parties to continue. The networks maintained and services provided by such third parties are vulnerable to damage or interruption, which could impact our results of operations. See "—Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, which may experience unexpected system failure, interruption, inadequacy or security breaches."

        We also sell a significant portion of our products and services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual gifts online, in which case our results of operations would be negatively impacted.

        We exercise no control over the third parties with whom we have business arrangements. For some of services and technologies such as online payment systems, we rely on a limited number of third-party providers with limited access to alternative networks or services in the event of disruptions, failures or other problems. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our user and customer base, or our ability to increase their level of engagement.

        In China, we market our services under the brand " " Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. We must exercise strict quality control of our platform to ensure that our brand image is not tarnished by substandard products or services. We must also find ways to distinguish our platform from those of our competitors. If for any reason we are unable to maintain and enhance our brand recognition, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

Concerns about the collection, use and disclosure of personal data and other privacy-related and security matters could deter customers and users from using our services and adversely affect our reputation and business.

        Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. The PRC Constitution, the PRC Criminal Law, the General Principles of the PRC Civil Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen's personal information obtained during the course of performing duties or providing services. Our internal policy also requires our employees to protect the personal data of our users, and employees who violate such policy are subject to disciplinary actions, including dismissal. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations

Unauthorized use of our intellectual property by our streamers and employees and other third parties and the expenses incurred in protecting our intellectual property rights may harm our brands and reputation and materially and adversely affect our business.

        We regard our copyrights, trademarks and other intellectual properties as critical to our success, and rely on a combination of trademark and copyright laws, trade secrets protection, restrictions on disclosure and other agreements that restrict the use of our intellectual properties to protect these rights. Although our contracts with users typically prohibit the unauthorized use of our brands, images, characters and other intellectual property rights, we cannot assure you that they will always comply with these terms. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Although we enter into confidentiality agreements and intellectual property ownership agreements with our employees, these confidentiality agreements could be breached, we may not have adequate remedies for any breach, and our proprietary technology, know-how or other intellectual property could otherwise become known to third parties. In addition, third parties may independently discover trade secrets and proprietary information, limiting our ability to assert any trade secret rights against such parties.

        While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. In addition, we cannot assure you that any of the above trademark applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

        Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in other jurisdictions with a more developed legal framework regulating intellectual property rights. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially adversely affect our financial condition and results of operations.

Our failure to anticipate or successfully implement new technologies could render our proprietary technologies or platform unattractive or obsolete, and reduce our revenues and market share.

        Our technological capabilities and infrastructure underlying our live streaming platform are critical to our success. The Internet industry is subject to rapid technological changes and also evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources, including financial resources, in research and development to keep pace with technological advances in order to make our development capabilities, our platform and our services competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the Internet technology has been and will continue to be developed, we may not be able to timely upgrade our streaming technology our engines or the software framework for our platform development in an efficient and cost-effective manner, or at all. New technologies in programming or operations could render our technologies, our platform or products or services that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related product development costs, outsourcing costs and licensing fees, which could result in a decline in our revenues and market share.

User growth and engagement depend upon effective interoperation with operating systems, networks, mobile devices and standards that we do not control.

        We make our services available across a variety of PC and mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Windows, Android and iOS. Any changes in such operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our viewers and streamers to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business may be adversely and negatively impacted if we lose their services.

        Our future success depends substantially on the continued efforts of our executive officers and key employees. In particular, we rely on the expertise, experience and vision of Mr. Shaojie Chen, our founder, chairman and chief executive officer, Mr. Wenming Zhang, our co-founder and co-chief executive officer, as well as other members of our senior management team. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the game-centric live streaming industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

        We do not have key man insurance for our executive officers or key employees. If any of our executive officers and key employees terminates their services with us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, certain provisions under the non- compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China's legal system.

We rely on our mobile application and PC application to provide services to our viewers and streamers which, if inaccessible, may have material adverse impact on our business and results of operations.

        We rely on third-party mobile application and PC application distribution channels such as Apple's App Store, various Android application stores, and websites featuring online game to distribute such applications to viewers and streamers. We expect a substantial number of downloads of our mobile applications and PC applications will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms' standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple's App Store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us, or terminate its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

        Furthermore, our mobile application was removed temporarily from these third-party distribution channels for a short period of time due to personal misconduct of a streamer, which involved distribution of inappropriate content on our platform in violation of relevant laws and regulations. We have promptly removed such streamer from our platform and implemented measures to procure our platform users, in particular our streamers, to comply with relevant laws and regulations. However, we cannot guarantee that all platform users will comply with all the laws and regulations as well as our policies. For details, please refer to "—Our content monitoring system may not be effective in preventing misconduct by our platform users and misuse of our platform and such misconduct or misuse may materially and adversely impact our brand image, business and operating results." As a result, our application may again be taken down from these third-party distribution channels, or certain functions of our mobile application or PC application may be disabled, which may be disrupting to our operations and have a material adverse effect on our business and results of operations.

We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition.

        We have been involved in and may be subject to litigation and claims of various types, including litigation alleging infringement of intellectual property rights and claims and disputes involving streamers, customers, our employees and suppliers. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention and could have a material and adverse effect on our business, financial condition and results of operations.

        We have been involved in litigation brought by other live streaming platforms against streamers who left these platforms to join us. The courts in some of these legal proceedings held that these streamers violated their non-compete obligations to other live streaming platforms and ordered us to ban these streamers from live streaming on our platform. We may also be forced to ban other streamers on our platform who violate non-compete obligations to other live streaming platforms and could face fines and other penalties for failing to do so, which could adversely affect our business, financial condition and results of operations.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

        We use open source software in some of our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Negative publicity may materially and adversely affect our brand, reputation, business and growth prospects.

        Negative publicity involving us, our streamers, our viewers, our management, our live streaming platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, viewers and streamers, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management's attention and may adversely impact our business and results of operations.

Contractual disputes with our streamers and talent agencies may harm our reputation and subject us to contractual liabilities, and may be costly or time-consuming to resolve.

        We enter into contracts with some streamers on our platform, either directly or through talent agencies, the terms of which are generally negotiated on a case-by-case basis. The contractual terms between us and our streamers vary depending on factors such as the talent, popularity and revenue-generating potential of the streamers, as well as the minimum streaming hours they commit to our platform. Some of our contracted streamers enjoy fixed base fees while others do not, and some of our contracted streamers are bound by exclusivity clauses while others are not. We also enter into contractual arrangements with certain talent agencies, who are responsible for recruiting and training streamers, and we share a certain percentage of the revenue generated by the streamers they manage with them. From time to time, there may be contractual disputes between streamers, talent agencies and/or us or between us and other third parties relating to our streamers. Any such disputes may not only be costly and time-consuming to solve, but may also be detrimental to the quality of the content produced by our streamers, causing our streamers to leave our platform, decrease user engagement on our platform or otherwise adversely affect our business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

        Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to Internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertisement income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertisement operations or revoke our licenses.

        In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar advertisements placed by streamers on their own streaming channels. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key performance metrics, such as MAUs and paying users, may overstate the number of active and paying users that we have, which may therefore lead to an inaccurate interpretation of our revenue metrics and of our business operations by our management and by investors, and may affect advertisers' decisions on the amount spent on advertising with us.

        For performance tracking purposes, we monitor metrics such as the number of registered user accounts, active users and paying users. We calculate certain operating metrics in the following ways: (a) the number of registered users, which refers to the number of users that has registered and logged onto our platform at least once since registration; (b) the number of active users, which refers to the number of users who visited our platform through PC or mobile app at least once in a given period; (c) the number of paying users, which refers to the number of users that has purchased virtual gifts on our platform at least once in a given period. The actual number of individual users, however, is likely to be lower than that of registered users, active users and paying users potentially significantly, due to various reasons such as fraudulent representation or improper registration. Some of our user accounts may also be created for specific purposes such as to increase virtual gifting for certain performers in various contests, but the number of registered users, active users and paying users do not exclude user accounts created for such purposes. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. The respective number of our registered users, active users and paying users may overstate the number of individuals who register on our platforms, sign onto our platforms, purchase virtual gifts or other products and services on our platforms and access DouYu.com, respectively, which may lead to an inaccurate interpretation of our operating metrics.

        If the tracked growth in the number of our registered users, active users and paying users is higher than the actual growth in the number of individual registered, active or paying users, our user engagement level, sales and our business may not grow as quickly as we expect, and advertisers may reduce the amount spent on advertising with us, which may harm our business, financial condition and results of operations. In addition, such overstatement may cause inaccurate evaluation of our operations by our management and by investors, which may also materially and adversely affect our business and results of operations.

We are subject to risks relating to our third-party online payment platforms.

        Currently, we sell almost all of our products and services to our users through third-party online payment systems. We expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems. We utilize third-party online payment platforms, such as China UnionPay, Wechat Pay and Alipay, to receive cash proceeds from sales of our virtual currency through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to use these and other online payment platforms could adversely affect our payment collection, and in turn, our revenue. In addition, in online payment transactions, secure transmission of user information, such as debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to user privacy protection and maintaining their confidence in our platform.

        We do not have control over the security measures of our third-party payment platforms, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment platforms. We could be exposed to litigation and possible liability if online transaction safety of our users is compromised in transactions involving payments for our virtual currency, which could harm our reputation and our ability to attract users and may materially adversely affect our business. We also rely on the stability of such payment transmissions to ensure the continued payment services provided to our users. If any of these third-party online payment platforms fails to process, or ensure the security of, users' payments for any reason, our reputation will be damaged and we may lose our paying users and discourage the potential purchases, which in turn, will materially and adversely affect our business, financial condition and prospects.

Our users may suffer from third-party fraud when purchasing our virtual currency and we may suffer fraud when selling virtual currency to users.

        We offer our users multiple options to purchase Yuchi, our virtual currency. Users can purchase these virtual currencies directly on web streaming portal, make in- app purchases using third-party payment channels such as WeChat pay, Alipay and Apple's App Store, or purchase Yuchi from our flagship store on Tmall.com. Other than the above-mentioned official purchase channels, there is no other means to purchase Yuchi. However, from time to time, certain third parties fraudulently claim that users can purchase Yuchi through them. If our users choose to purchase our virtual currency from such third parties, they may suffer losses from such fraudulent activities by third parties. Although we are not directly responsible for such fraudulent activities conducted by third parties, our user experience may be adversely affected and they may choose to leave our platform as a result. Such fraudulent activities by third parties might also generate negative publicity, disputes or even legal claims. The measures we take in response to such negative publicity, disputes or legal claims may be expensive, time consuming and disruptive to our operations and divert our management's attention.

        In addition, in 2016, 2017 and 2018, we have run into multiple incidents where the users paid for our virtual currency through fraudulent methods, including illegal use of credit cards. While such incidents have decreased given tightened regulation, we may lose all the revenue we were supposed to generate from the sales as we were not able to collect or recover on any of it when such incidents occur. Although we have instated authentication mechanisms that help us detect such fraudulent paying methods, we still cannot guarantee that our mechanisms can prevent all fraudulent virtual currency purchases. These fraudulent transactions cause harm to our financial results and business operations.

Restrictions on virtual currency may adversely affect our revenues.

        In 2015, we launched "Yuchi," the virtual currency that can be used by our viewers to purchase the virtual gifts. Due to the relatively short history of virtual currency in China, the regulatory framework governing the industry is still under development.

        On June 4, 2009, the Ministry of Culture and the Ministry of Commerce jointly issued Notice on the Strengthening of the Administration of Online Game Virtual Currency (the "Virtual Currency Notice"), which defines what virtual currency is and requires that entities obtain the approval from the competent culture administrative department before issuing virtual currency and engaging in transactions using virtual currency in connection with online games. The Virtual Currency Notice regulates that virtual currency may only be used to purchase services and products provided by the online service provider that issues the virtual currency, and also prohibits businesses that issue online game virtual currency from issuing virtual currency to game players through means other than purchases with legal currency, and from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual gifts or virtual currency based on random selection through a lucky draw, wager or lottery. These restrictions on virtual currency may result in lower sales of online virtual currency, and could have an adverse effect on our revenues from online game business.

        Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game virtual currency. Although the term "virtual currency" is widely used in live streaming industry, we believe that such "virtual currency" used in our live streaming communities, including Yuchi, do not fall into the virtual currency defined under the Virtual Currency Notice, and we are not subject to any online game virtual currency laws and regulations for our live streaming business. We have obtain the approval from the competent culture administrative department for issuing the virtual currency of online games (which is set forth in the Internet Culture Operation Licenses that we have acquired). However, we have not issued any virtual currency of online games defined under the Virtual Currency Notice. Due to the uncertainties of the interpretation and implementation of the law and regulation, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, in which case we may be required to obtain additional approvals or licenses or change our current business model and may be subject to fines or other penalties, which could adversely affect our business.

Present and future business partnerships or acquisitions may fail and materially and adversely affect our business, reputation and results of operations.

        We may enter into business partnerships, including joint ventures or minority equity investments, with third parties from time to time in connection with our business. These partnerships could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties and increased expenses in establishing new business partnerships, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

        In addition, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could divert resources from our existing business, which in turn could adversely affect our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholder approval, we may have to obtain approvals and licenses from government authorities and comply with applicable PRC laws and regulations, which could result in increased delays and costs.

We may not realize the benefits we expect from our strategic cooperation with Tencent, which may materially and adversely affect our business and results of operations.

        We and Tencent, through our respective PRC affiliated entities, have entered into a strategic cooperation agreement (the "SCA") which became effective on January 31, 2018. For details, please refer to "Business—Our Relationship with Tencent." Tencent also holds 3,125,000 of our Series B-2 Preferred Shares, 1,114,376 of our Series C-1 Preferred Shares and 7,828,728 of our Series E Preferred Shares, through one of its wholly-owned subsidiaries. Upon completion of this offering, Tencent will hold an aggregate of            % of our total outstanding ordinary shares, representing            % of our total voting power, assuming the underwriters do not exercise their over-allotment option. For details see "Principal [and Selling] Shareholders." As a result, Tencent has substantial influence over our business and their interests may not be aligned with us or the other shareholders. For details please refer to "—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders."

        If we encounter difficulties implementing our strategic cooperation with Tencent, our management may need to divert their attention from existing operations. In addition, certain terms of the SCA may restrict our ability to collaborate with third-party game developers or publishers. Our relationship with Tencent does not restrict Tencent from entering into collaboration with other parties. Tencent has in the past invested in, and may in the future continue to invest in our direct or indirect competitors, including companies such as Huya Inc. Tencent may devote resources or attention to the other companies it has an interest in, including our direct or indirect competitors. As a result, we may not fully realize the benefits we expect from the strategic cooperation with Tencent. Failure to realize the intended benefits from the strategic cooperation with Tencent, or potential restrictions on our collaboration with other parties, could materially and adversely affect our business and results of operations.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

        Upon the completion of this offering, our directors and executive officers will hold an aggregate of            % of our total outstanding ordinary shares, and Tencent, through one of its wholly-owned subsidiaries, will hold            % of our total outstanding ordinary shares, representing            % and            %, respectively, of our total voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, these parties have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of substantially all of our assets, election of directors and related party transactions.

        They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors' perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see "Principal [and Selling] Shareholders."

Our results of operations are subject to quarterly fluctuations due to seasonality.

        We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

        For example, the number of active users tend to be higher during school holidays and certain parts of the school year, and tend to be lower at the beginning or exam periods of the school year, which affects our cash flow for those periods. Furthermore, the number of paying users of our online live streaming platform correlates with the marketing campaigns and promotional activities we conduct which may coincide with popular western or Chinese festivals.

        As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors.

We do not currently have business insurance to cover our main assets and business. Any uninsured occurrence of business disruption, litigation or natural disaster could expose us to significant costs, which could have an adverse effect on our results of operations.

        The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. As such, we may not be able insure against certain risks related to our assets or business even if we desire to. In addition, the costs of insuring for such risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. We do not have any business liability or disruption insurance to cover our operations. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could disrupt our business operations, requiring us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In the course of auditing our combined and consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

        The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. For example, we restated the combined and consolidated financial statements for the years ended December 31, 2016 and 2017 relating to the accounting for content rights as intangible assets and related amortization, for which we previously estimated the useful life approximates their contractual life of one to ten years and later determined they should be the live-broadcasting periods. We have implemented and are continuing to implement a number of measures to remedy this material weakness and the other control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address the material weakness or other deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2020. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted RSUs in the past and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share options and the vesting of the RSUs granted will increase the number of our Shares in circulation, which may adversely affect the market price of our Shares.

        We adopted a share incentive plan in April 1, 2018, which we refer to as the 2018 RSU Scheme, in this prospectus, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2018 RSU Scheme, we are authorized to grant RSUs. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2018 RSU Scheme is 2,106,321 ordinary shares. We may adopt share incentive plans in the future that permits granting of share-based compensation to employees and directors.

        As of the date of this prospectus, 2,098,069 RSUs have been granted and outstanding under the 2018 RSU Scheme. We will not recognize expenses in our combined and consolidated statement of income until the performance target of initial public offering ("IPO") is achieved. As a result, these awards will start vesting once we complete this offering. As of December 31, 2018, our unrecognized share-based compensation expenses amounted to RMB576 million.

        We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

        Competition for highly skilled personnel is often intense and we may incur significant costs or not successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may be the subject of allegations, harassing or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share, users and customers.

        We have been subject to allegations by third parties or purported former employees, negative Internet postings and other adverse public exposure on our business, operations and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the Internet, including social media platforms by anyone, whether or not related to us, on an anonymous basis. Any negative publicity on us or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market share, users or customers.

Non-compliance on the part of our employees or third parties involved in our business could adversely affect our business.

        Our compliance controls, policies and procedures may not protect us from acts committed by our employees, agents, contractors, or collaborators that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business.

        In addition, our business partners or other third parties involved in our business through our business partners (such as contractors, talent agencies or other third parties entered into business relationship with our third-party business partners) may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationship with other businesses such as third-party game developers, advertisers and talent agencies, and take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has infringed or will infringe any third parties' legal rights or violate any regulatory requirements or rule out the likelihood of incurring any liabilities imposed on us due to any regulatory failures by third parties. We identify irregularities or noncompliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. In addition, for those third parties actively involved in our business through our business partners such as our sales agents, we also request our business partners to supervise and administrate relevant business activities of such third parties, but we cannot assure you that our business partners will be able to supervise and administrate in an effective way. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

We may not be able to ensure compliance with United States economic sanctions laws.

        The U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, administers laws and regulations that generally prohibit U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, from conducting activities or transacting business with certain countries, governments, entities or individuals that are targets of U.S. economic sanctions. We will not use any proceeds from the sale of our ADSs to fund any activities or business with any country, government, entity or individual in violation of U.S. economic sanctions.

        In the past, we have identified a small number of users on our platform that appear to have been located in countries that are targets of U.S. economic sanctions. We have taken measures to prevent such persons from accessing our platform, either as streamers or users, in a manner that would violate U.S. economic sanctions. However, we cannot assure you that such measures will be effective. While we believe that we have been, and that we continue to be, in compliance with applicable U.S. economic sanctions, our failure to employ appropriate safeguards with respect to streamers and users located in countries that are targets of U.S. economic sanctions may result in a violation of such laws. Non-compliance with applicable U.S. economic sanctions could subject us to adverse media coverage, investigations, and severe administrative, civil and possibly criminal sanctions, expenses related to remedial measures, and legal expenses, which could materially adversely affect our business, results of operations, financial condition and reputation.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

        Spammers may use our streaming platform to send spam messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

        In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.

We will incur additional costs as a result of being a public company.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the NYSE, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in Internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in Internet and other related businesses, including the provision of Internet content and online game operations. Specifically, foreign ownership is prohibited in industries of online audio and video program services and Internet cultural business (excluding music), foreign ownership of an Internet content provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands and Douyu Yule (our wholly-owned subsidiary in China) is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Wuhan Douyu and Wuhan Ouyue (our VIEs) and their respective subsidiaries, based on a series of contractual arrangements by and among Douyu Yule, our VIEs, and their shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and key assets that are essential for our operations.

        In the opinion of our PRC counsel, Global Law Office, based on its understanding of the relevant PRC laws and regulations, each of the contracts among Douyu Yule, our VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. In addition, PRC government authorities may deem that foreign ownership is directly or indirectly involved in each of our VIE's shareholding structure. If we are found in violation of any PRC laws or regulations, or if the contractual arrangements among Douyu Yule, our VIEs and their shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

  •
  its political structure;

  •
  revoking the business licenses and/or operating licenses of such entities;

  •
  imposing fines on us;

  •
  confiscating any of our income that they deem to be obtained through illegal operations;

  •
  discontinuing or placing restrictions or onerous conditions on our operations;

  •
  placing restrictions on our right to collect revenues;

  •
  shutting down our servers or blocking our app/websites;

  •
  requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

  •
  imposing additional conditions or requirements with which we may not be able to comply; or

  •
  taking other regulatory or enforcement actions against us that could be harmful to our business.

        The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate their financial results.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        Due to PRC restrictions or prohibitions on foreign ownership of Internet and other related businesses in China, we operate our business in China through our VIEs and their subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with our VIEs and their shareholders, including the powers of attorney, to control and operate business of our consolidated affiliated entities. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See "Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders" for more details about these contractual arrangements. In particular, our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Douyu Yule (our wholly-owned subsidiary in China) can vote on all matters requiring shareholder approval in our VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

        Although we have been advised by our PRC counsel, Global Law Office, that each of the contracts among Douyu Yule, our VIEs and their shareholders is valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our VIEs and their subsidiaries as direct ownership. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. Although Douyu Yule has an option, subject to the registration process with PRC governmental authorities, to purchase the equity of our VIEs, if the shareholders of VIEs do not cooperate or there are any disputes relating to these contractual arrangements, we will have to enforce our rights under these contracts under PRC laws through arbitration, litigation and other legal proceedings, the outcome of which is uncertain. These contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as the legal system in many other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate the financial results of such entities in our combined and consolidated financial statements, our ability to conduct our business may be negatively affected, and our operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs and their subsidiaries that are important to our business if our VIEs and their subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

        Our VIEs hold certain assets that are important to our operations, including the ICP License, the Internet Culture Operation License, the Commercial Performance License, the License for Online Transmission of Audio/Video Programs and Radio and Television Program Production and Operating Permit. Under our contractual arrangements, the shareholders of our VIEs may not voluntarily liquidate our VIEs or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIEs or their subsidiaries undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

        Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Douyu Yule, our VIEs and their shareholders are not on an arm's length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our VIEs adjust their taxable income upward for PRC tax purposes. Such an adjustment could increase our VIEs' tax expenses without reducing the tax expenses of Douyu Yule, subject our VIEs to late payment fees and other penalties for under-payment of taxes, and result in the loss of any preferential tax treatment Douyu Yule may have. As a result, our consolidated results of operations may be adversely affected.

If the chops of our PRC subsidiaries, our VIEs and their subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

        In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. If any of our authorized personnel obtains, misuses or misappropriates our chops for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could require significant time and resources to resolve while distracting management from our operations. Any of the foregoing could adversely affect our business and results of operations.

Our shareholders or the shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

        The shareholders of our VIEs include persons who are also our shareholders or affiliates of our shareholders, and, in some cases, our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our VIEs have executed powers of attorney to appoint Douyu Yule (our WFOE) or a person designated by Douyu Yule to vote on their behalf and exercise voting rights as shareholders of our VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        Additionally, we rely on our shareholders and the shareholders of our VIEs to secure, both at the internal and external level, all the necessary approvals, permits, filings or other formalities and proceedings in relation to their respective investment in us and/or our VIEs. We cannot assure you that our shareholders and shareholders of our VIEs have obtained all of such necessary approvals, permits, filings or other formalities and proceedings. The failure to obtain such approvals, permits, filings or other formalities and proceedings may adversely affect our business and results of operation.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

        We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

        Under PRC laws and regulations, a wholly foreign-owned enterprise in China, such as Douyu Yule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to whether the foreign investor's controlling PRC onshore variable interest entities via contractual arrangements will be recognized as "foreign investment" and how it may impact the viability of our current corporate structure and operations.

        On March 15, 2019, the National People's Congress of the PRC adopted the PRC Foreign Investment Law, which will come into force on January 1, 2020. The PRC Foreign Investment Law defines the "foreign investment" as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the "variable interest entities", while adding a catch-all clause that "other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council" can fall into the concept of "foreign investment", which leaves uncertainty as to whether the foreign investor's controlling PRC onshore variable interest entities via contractual arrangements will be recognized as "foreign investment". Pursuant to the PRC Foreign Investment Law, PRC governmental authorities will regulate foreign investment by applying the principle of pre-entry national treatment together with a "negative list", which will be promulgated by or promulgated with approval by the State Council.

Foreign investors are prohibited from making any investments in the industries which are listed as "prohibited" in such negative list; and, after satisfying certain additional requirements and conditions as set forth in the "negative list", are allowed to make investments in the industries which are listed as "restricted" in such negative list. For any foreign investor that fails to comply with the negative list , the competent authorities are entitled to ban its investment activities, require such investor to take measures to correct its non-compliance and impose other penalties.

        The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated variable interest entities are subject to foreign investment restrictions/prohibitions set forth in the Guidance Catalogue of Industries for Foreign Investment (2017 Revision), the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) and the Market Access Negative List (2018 Version) issued by MOFCOM and the National Development and Reform Commission. It is unclear whether any new "negative list" to be issued under the PRC Foreign Investment Law will be different from the foregoing lists that already exist.

        The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating foreign investment rules as we are currently using the contractual arrangements to operate certain businesses in which foreign investors are currently prohibited from or restricted to investing. Furthermore, if future laws, administrative regulations or provisions of the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiaries and our VIEs, in particular Douyu Yule, a wholly foreign-owned enterprises, is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and Internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

        Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any Internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a "Clean Up the Internet 2016" campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. Publicly traded Chinese Internet companies voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

        We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See "Business—Content Monitoring System." Although we employ these methods to filter content posted on our platform, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a suspension or ban on our mobile or online platform, including suspension or closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Adverse changes in global or China's economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

        Our revenues are substantially sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors and the rate of growth has been slowing.

        China's economic conditions are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The global macroeconomic environment is facing new challenges and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies. Recent international trade disputes, including tariff actions announced by the United States, the PRC and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. There have also been concerns about the economic effect of the military conflicts and political turmoil or social instability in the Middle East, Europe, Africa and other places. Any severe or prolonged slowdown in the global economy may adversely affect the Chinese economy which in turn may adversely affect our business and operating results.

        The PRC government exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

        While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Currently, there is no PRC law or regulation specifically governing virtual asset property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

        Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Taxation Administration, or the SAT, issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82.

        According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) not less than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 provides further rules on residence status determination, post-determination administration as well as competent tax authorities procedures.

        Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Global Law Office, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

        We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a "resident enterprise" for PRC tax purposes even if the standards for "de facto management body" prescribed in the SAT Circular 82 applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

        However, it is possible that the PRC tax authorities may take a different view. Global Law Office, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company or any Hong Kong subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as "tax-exempt income" under the enterprise income tax law, we cannot assure you that dividends paid by our PRC subsidiary to us or any of our Hong Kong subsidiaries will not be subject to a 10% withholding tax if we or any of our Hong Kong subsidiaries were treated as a PRC resident enterprise, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

        If we are treated as a resident enterprise, non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements, but it is unclear whether our non-PRC shareholders company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

There are uncertainties with respect to indirect transfers of PRC taxable properties outside a public stock exchange.

        We face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Taxation Administration on February 3, 2015, or SAT Circular 7, an "indirect transfer" of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, "PRC taxable properties" include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired in a transaction on a public stock exchange.

        We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations and associated penalties with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations.

        Pursuant to the labor contract law that took effect in January 2008, its implementation rules that took effect in September 2008 and its amendment that took effect in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

        We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

        We have not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of the date of this prospectus, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

        Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

China's M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the anti-monopoly enforcement authority before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the Internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

        In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

        The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary.

        We are an offshore holding company conducting our operations in China through our PRC subsidiary, variable interest entities and their subsidiaries. We may make loans to our PRC subsidiary, variable interest entities and their subsidiaries, or we may make additional capital contributions to our PRC subsidiary.

        Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio and the loans must be registered with the local branch of SAFE and the competent development and reform commission in case of any external debts of more than one year. Our capital contributions to our PRC subsidiary must be approved by or filed with the MOFCOM or its local counterpart.

        On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. See "Regulation—Regulation Relating to Foreign Currency Exchange and Dividend Distribution."

        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary's liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2017, we had not made appropriations to statutory reserves as our subsidiary and our variable interest entities (including their subsidiaries) reported accumulated loss. Furthermore, if our PRC subsidiary, variable interest entities and their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

        In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2017, our subsidiary and our variable interest entities (including their subsidiaries) located in the PRC reported accumulated loss and therefore they could not pay any dividends.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the

Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the RMB to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the SAFE Circular 7, promulgated by the SAFE in 2012. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulation Relating to Foreign Currency Exchange and Dividend Distribution—Stock Option Rules."

        The SAT has issued certain circulars concerning equity incentive awards. Under these circulars, our employees working in China who exercise share options or are granted restricted shares or RSUs will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options, restricted shares or RSUs with relevant tax authorities and to withhold individual income taxes of those employees. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "Regulation—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules."

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could adversely affect our business.

        Under PRC laws, all lease agreements are required to be registered with local housing authorities. We lease twelve premises in China. Some landlords of these premises have not registered the relevant lease agreements with the government authorities or have not completed registration of their ownership rights to the premises, and some of the premises have defective title. We may be subject to monetary fines due to failure by the landlords to complete the required registrations.

        We may also be forced to relocate our operations if the landlords do not obtain valid title to or complete the required registrations with local housing authorities in a timely manner or at all. We might not be able to locate desirable alternative sites for our operations in a timely and cost-effective manner which may adversely affect our business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

        In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms' audit documents via the CSRC. If the firms do not follow these procedures or if there is a failure in the process between the

SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        We will apply for listing our ADSs on the NYSE. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The market price for our ADSs may be volatile.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

  •
  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

  •
  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

  •
  announcements of new product and service offerings, solutions and expansions by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  detrimental adverse publicity about us, our products and services or our industry;

  •
  additions or departures of key personnel;

  •
  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

  •
  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$ per ADS, representing the difference between the assumed initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2018, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution upon the vesting of the RSUs issued under the 2018 RSU Scheme. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding including ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

        After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

        As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Third Amended and Restated Memorandum and Articles of Association, effective upon the completion of this offering, the minimum notice period required for convening a general meeting is 15 days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our Third Amended and Restated Memorandum and Articles of Association that will become effective immediately upon completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the ordinary shares underlying your ADSs at shareholders' meetings, you cannot prevent such ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. The arbitration provisions in the deposit agreement do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our Third Amended and Restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, will contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. In addition, it is reported that the CSRC intended to propose a pre-approval regime that requires all offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions to obtain CSRC's approval. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Our PRC counsel, Global Law Office, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that:

  •
  the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

  •
  no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

        Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As an exempted company incorporated in the Cayman Islands company that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we plan to rely on home country practice with respect to our corporate governance after we complete this offering. Specifically, we do not plan to have a majority of independent directors serving on our board of directors. For details, please refer to "Management—Board of Directors." As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

        In general, a non-U.S. corporation is a passive foreign investment company for U.S. federal income tax purposes or PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a nonpassive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly-owned subsidiaries, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules. In addition, the extent to which our goodwill should be characterized as a nonpassive asset is not entirely clear. The determination of our PFIC status for our current or any future taxable year cannot be made until after the end of each such year. Furthermore, we will hold a substantial amount of cash following this offering and our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and "excess distributions" and additional reporting requirements. See "Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley

Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

  •
  our goals and growth strategies;

  •
  our future business development, results of operations and financial condition;

  •
  relevant government policies and regulations relating to our business and industry;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  general economic and business condition in China; and

  •
  assumptions underlying or related to any of the foregoing.

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

        We plan to use the net proceeds of this offering as follows:

  •
  approximately            % to            % for investment in our content with a continued focus on providing premium eSports content and further expanding our content genres;

  •
  approximately            % to            % for research and development, to continue to strengthen our technologies and big data analytic capabilities to enhance user experience and achieve operational efficiencies;

  •
  approximately            % to            % for further investing in marketing activities for promoting our brand and increase our user base; and

  •
  the balance for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

        In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to submit recordation of modification documents with the State Administration for Market Regulation, or the SAMR, or its local counterparts within 30 days of such increase of registered capital. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity's total investment as approved by the foreign investment authorities and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days or longer to complete, and the competent development and reform commission in case of any external debts of more than one year. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary."

 DIVIDEND POLICY

        We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution."

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares."

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all our outstanding convertible preferred shares into 19,906,105 of our ordinary shares immediately upon the completion of this offering ; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding convertible preferred shares into 19,906,105 of our ordinary shares immediately upon the completion of this offering, and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$            per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

        You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2018
	Actual		Pro forma		Pro forma as adjusted(1)(2)
	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Mezzanine equity:
Convertible redeemable preferred shares	6,644.8	966.4	—	—
Shareholders' (deficit) equity:
Ordinary shares (US$0.0001 par value)	0	0	0	0
Additional paid-in capital	49.0	7.1	6,693.8	973.5
Accumulated other comprehensive income	325.6	47.3	325.6	47.3
Accumulated deficit	(3,388.5)	(492.8)	(3,388.5)	(492.8)
Total shareholders' equity (deficit)	(3,013.9)	(438.4)	3,630.9	528.0

Total capitalization, mezzanine equity and shareholders' (deficit) equity	3,630.9	528.0	3,630.9	528.0

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity (deficit) and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the initial public offering price of $            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' equity (deficit) and total capitalization by $            million.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2018 was approximately US$            per ordinary share and US$        per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after December 31, 2018 other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-on-one basis, which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ADSs offered in this offering at an initial public offering price of US$        per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately US$         million, or US$        per ordinary share and US$         per ADS. This represents an immediate increase in net tangible book value of US$        per ordinary share, or US$        per ADS to existing shareholders and an immediate dilution in net tangible book value of US$        per ordinary share, or US$        per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis at the initial public offering price per ordinary share is US$        and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$
Pro forma as adjusted net tangible book value per ordinary share as adjusted to give effect to (i) the automatic conversion of all of our outstanding preferred shares and (ii) this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

        The pro forma information discussed above is illustrative only. A US$1.00 increase (decrease) in the public offering price of US$            per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$            million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$ per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary

share paid at an initial public offering price of US$            per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters and RSUs outstanding under our 2018 RSU Scheme as of the date of this prospectus.

Total Consideration
	Ordinary shares Purchased		Amount (in thousands of US$)		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	US$	Percent	US$	US$
Existing shareholders
New investors
Total

        The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible preferred shares immediately upon the completion of this offering and exclude the RSUs granted under our 2018 RSU Scheme. As of the date of this prospectus, there are 2,098,069 RSUs granted and outstanding under our 2018 RSU Scheme. To the extent that any of these RSUs are vested, there will be further dilution to new investors. For details, please refer to "Management—Share Incentive Plan—DouYu International Holdings Limited Restricted Share Unit Scheme."

 EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8755 to US$ 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 29, 2019, the noon buying rate was RMB6.7112 to US$ 1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018	6.8755	6.6292	6.9737	6.2649
September	6.8680	6.8551	6.8880	6.8270
October	6.9737	6.9191	6.9737	6.8680
November	6.9558	6.9367	6.9558	6.8894
December	6.8755	6.8842	6.9077	6.8343
2019
January	6.6958	6.7863	6.8708	6.6958
February	6.6912	6.7367	6.7907	6.6822
March	6.7112	6.7119	6.7381	6.6916

Source: Federal Reserve Statistical Release

Notes:

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands, as an exempted company, in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        All of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

        Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        We have been advised by Global Law Office, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws or Cayman Islands laws. Global Law Office has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

  Establishments of Our PRC Subsidiaries and Consolidated Entities

        We commenced operations and launched our live streaming platform in 2014 with the establishment of Guangzhou Douyu. Wuhan Douyu was established in May 2015. In February 2016, Guangzhou Douyu and Wuhan Douyu entered into an asset and business transfer agreement, pursuant to which Guangzhou Douyu transferred all of its business operations and assets to Wuhan Douyu (the "2016 Wuhan Douyu Restructuring").

        In February 2016, Wuhan Douyu, Wuhan Ouyue, the successor of Zhejiang Ouyue which was acquired by Mr. Shaojie Chen in November 2015, and Mr. Chen entered into a series of contractual arrangements, by which Wuhan Douyu may exert control over Wuhan Ouyue and consolidate Wuhan Ouyue's financial statements. In May 2018, such contractual arrangements were terminated and replaced by contractual arrangements between Douyu Yule, Wuhan Ouyue and Mr. Chen. For details please refer to "—Corporate Restructuring Transactions."

        In June 2016, each of Yuxing Tianxia, Yuyin Raoliang and Wuhan Yuwan was incorporated in the PRC by Wuhan Douyu. In November 2016, each of Douyu Education and Yu Leyou was incorporated in the PRC by Wuhan Douyu. These entities focus on entering into business contracts with streamers.

  Corporate Restructuring Transactions

        We underwent a series of Restructuring Transactions, which primarily included:

  •
  In January 2018, DouYu International Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Wuhan Douyu based on their equity interests held in Wuhan Douyu. For details of the issuances of shares by DouYu International Holdings Limited to its shareholders prior to this offering, please refer to "Description of Share Capital—History of Securities Issuances."

  •
  In January 2018, DouYu Network Inc. was established in the British Virgin Islands and Douyu Hongkong Limited was incorporated in Hong Kong, both of which are acting as the offshore intermediary holding companies to facilitate our initial public offering in the United States.

  •
  In May 2018, Douyu Yule, our indirect wholly-owned PRC subsidiary, entered into a series of contractual arrangements with each of Wuhan Douyu and Wuhan Ouyue, as well as their respective shareholders. As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of, each of Wuhan Douyu and Wuhan Ouyue, or our VIEs.

        We are a holding company and does not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Douyu Yule and our VIEs, Wuhan Douyu and Wuhan Ouyue. See "Risk Factors—Risks Related to Our Corporate Structure." Wuhan Douyu, Wuhan Ouyue and their respective subsidiaries hold our ICP License, the License for Online Transmission of Audio/Video Programs, the Internet Culture Operation License, and other licenses or permits that are necessary for our business operations in the PRC.

Corporate Structure

        The following diagram illustrates our corporate structure, including our significant subsidiaries and variable interest entities, immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)
The sole shareholder of Wuhan Ouyue is Mr. Shaojie Chen, our founder, CEO and director.

(2)
The shareholders of Wuhan Douyu and their relationship with our company are as follows: (i) Mr. Chen (35.15%), our founder, CEO and director; (ii) Linzhi Lichuang (18.98%), an affiliate of Nectarine, one of our shareholders; (iii) Mr. Dongqing Cai (13.18%), the beneficial owner of Aodong Investments Limited, one of our shareholders; (iv) Beijing Fengye (13.16%), 99.99% of its interests is owned by Wuhan Ouyue; (v) Beijing Phoenix (8.08%), an affiliate of Phoenix Fuju Limited, one of our shareholders; (vi) Mr. Wenming Zhang (3.92%), our co-founder, co-CEO and director, and (vii) certain other third-party investors.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        Currently, our business in China are operated primarily through Wuhan Douyu and Wuhan Ouyue due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet related business. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See "PRC Regulation—Regulation Relating to Telecommunications Services", "—Regulations Relating to Online Transmission of Audio-Visual Programs", and "—Regulations Relating to Online Game Operation." We are a company incorporated in the Cayman Islands. Douyu Yule, our PRC subsidiary, is considered as a foreign-invested enterprise. To comply with the foregoing PRC laws and regulations, we primarily conduct our business in China through Wuhan Ouyue and Wuhan Douyu, our VIEs and their subsidiaries in the PRC, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our combined and consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to "Risk Factors—Risks Related to Our Corporate Structure."

        In the opinion of Global Law Office, our PRC counsel:

  •
  the ownership structures of our VIEs and Douyu Yule, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Douyu Yule, our VIEs and their respective shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

        There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People's Congress of the PRC adopted the PRC Foreign Investment Law, which will become effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the "foreign investment" as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors' controlling PRC onshore variable interest entities via contractual arrangements will be recognized as "foreign investment" and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our live streaming business and other Internet related business do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See "Risk Factors-Risks Related to Our Corporate Structure". The following is a summary of the contractual arrangements by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, and Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue.

  Wuhan Douyu

  Share Pledge Agreement

        Pursuant to a series of share pledge agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu pledged all of their equity interests in Wuhan Douyu to Douyu Yule, to guarantee Wuhan Douyu's performance of its obligations under the exclusive business cooperation agreement. If Wuhan Douyu breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations. In January 2019, the existing share pledge agreement to which Mr. Chen is a party was replaced with an amended and restated share pledge agreement on substantially similar terms due to equity transfers.

  Exclusive Option Agreement

        Pursuant to a series of exclusive option agreements entered into in May 2018 by and among Douyu Yule, Wuhan Douyu and the shareholders of Wuhan Douyu, the shareholders of Wuhan Douyu irrevocably granted Douyu Yule or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Douyu held by the shareholders of Wuhan Douyu at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Douyu irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Douyu, to the extent permitted under PRC law and at the lowest price permitted by PRC law. In January 2019, the existing exclusive option agreement to which Mr. Chen is a party was replaced with an amended and restated exclusive option agreement on substantially similar terms due to equity transfers.

  Exclusive Business Cooperation Agreement

        Pursuant to the exclusive business cooperation agreement entered into in May 2018 by and between Douyu Yule and Wuhan Douyu, Wuhan Douyu agreed to engage Douyu Yule as its exclusive provider of business support, technical and consulting services, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance, in exchange for service fees. Under these arrangements, the service fees, subject to adjustment at Douyu Yule's sole discretion, are equal to all of the net profit of Wuhan Douyu. Therefore, Douyu Yule enjoys all the economic benefits derived from the businesses of Wuhan Douyu.

  Power of Attorney

        Pursuant to a series of powers of attorney issued by each shareholder of Wuhan Douyu in May 2018, the shareholders of Wuhan Douyu irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as their attorney-in-fact to act on their behalf on all matters of Wuhan Douyu and to exercise all of their rights as registered shareholders of Wuhan Douyu. In January 2019, the existing power of attorney issued by Mr. Chen was replaced with a new power of attorney on substantially similar terms due to equity transfers.

  Spousal Consent Letters

        Pursuant to a series of spousal consent letters executed by the spouses of the individual shareholders of Wuhan Douyu, Mr. Chen, Mr. Wenming Zhang and Mr. Dongqing Cai in May 2018, the signing spouses confirmed and agreed that the equity interests of Wuhan Douyu are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Wuhan Douyu held by their spouses. In January 2019, the existing spousal consent letter executed by Mr. Chen's spouse was replaced with a new spousal consent letter on substantially similar terms due to equity transfers.

  Wuhan Ouyue

  Share Pledge Agreement

        Pursuant to the share pledge agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen pledged all of his equity interests in Wuhan Ouyue to Douyu Yule, to guarantee Wuhan Ouyue's performance of its obligations under the exclusive business cooperation agreement. If Wuhan Ouyue breaches its contractual obligations under the exclusive business cooperation agreement, Douyu Yule will be entitled to certain rights, including but not limited to the rights to auction or sell the pledged equity interests. The pledge under the share pledge agreement has been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

  Exclusive Option Agreement

        Pursuant to the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen irrevocably granted Douyu Yule or its designated person, an exclusive option to purchase at its discretion, all or part of the equity interests in Wuhan Ouyue held by Mr. Chen at the price of RMB1.0 or at the lowest price permitted by PRC law, whichever is lower. In addition, Wuhan Ouyue irrevocably granted Douyu Yule or its designated person an exclusive option to purchase at its discretion, all or part of the assets held or entitled to be used by Wuhan Ouyue, to the extent permitted under PRC law. Subject to relevant PRC laws and regulations, Wuhan Ouyue and Mr. Chen shall return any amount of purchase price they have received to Douyu Yule.

  Exclusive Business Cooperation Agreement

        Pursuant to the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue, Wuhan Ouyue agreed to engage Douyu Yule as its exclusive provider of business support, technical and consulting services, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance, in exchange for service fees. Under these arrangements, the service fees, subject to Douyu Yule's adjustment, are equal to all of the net profit of Wuhan Ouyue. Douyu Yule may adjust the service fees at its sole discretion. Douyu Yule enjoys all the economic benefits derived from the businesses of Wuhan Ouyue.

  Power of Attorney

        Pursuant to the power of attorney dated May 29, 2018 issued by Mr. Chen, the sole shareholder of Wuhan Ouyue, Mr. Chen irrevocably appointed Douyu Yule or a director authorized by Douyu Yule as his attorney-in-fact to act on his behalf on all matters of Wuhan Ouyue and to exercise all of his rights as a registered shareholder of Wuhan Ouyue.

  Spousal Consent Letter

        Pursuant to the spousal consent letter dated May 29, 2018 executed by the spouse of Mr. Chen, the sole shareholder of Wuhan Ouyue, the signing spouse confirmed and agreed that the equity interests of Wuhan Ouyue are the own property of Mr. Chen and shall not constitute the community property of the couple. The signing spouse also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of Wuhan Ouyue held by Mr. Chen.

 SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

        The following selected combined and consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018, selected combined and consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected combined and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Combined and Consolidated Financial Data section together with our combined and consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net revenues	786.9	1,885.7	3,654.4	531.5
Cost of revenues	(1,155.1)	(1,890.4)	(3,503.4)	(509.5)

Gross (loss)/profit	(368.2)	(4.7)	151.0	22.0

Operating expenses:
Sales and marketing expenses	(223.5)	(310.3)	(538.9)	(78.4)
Research and development expenses	(93.5)	(212.1)	(329.3)	(47.9)
General and administrative expenses(1)	(95.0)	(100.6)	(196.8)	(28.6)
Other operating income, net	3.8	9.3	54.9	7.9
Total operating expenses	(408.2)	(613.7)	(1,010.1)	(147.0)

Loss from operations	(776.4)	(618.4)	(859.1)	(125.0)
Other income (expense), net	0.0	(0.3)	(20.2)	(2.9)
Foreign exchange loss, net	—	—	(75.6)	(11.0)
Interest income	3.9	6.9	85.8	12.5
Interest expenses	(8.9)	—	—	—
Fair value change of warranty liabilities	0.7	—	—	—

Loss before income taxes	(780.7)	(611.8)	(869.1)	(126.4)
Income tax expenses	—	—	—	—
Share of loss in equity method investments, net	(2.2)	(1.1)	(7.2)	(1.0)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Deemed dividend	(284.9)	—	(6.7)	(1.0)

Net loss attributable to ordinary shareholders of the Company	(1,067.8)	(612.9)	(883.0)	(128.4)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325.6	47.3

Comprehensive loss	(782.9)	(612.9)	(550.7)	(80.1)

Note:

(1)
Includes share-based compensation of RMB24.9 million, RMB17.6 million and RMB35.4 million (US$5.1 million) in 2016, 2017 and 2018, respectively.

        The following table presents our selected combined and consolidated balance sheet data as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	516.8	539.6	5,562.2	809.0
Total current assets	675.9	862.9	6,117.0	889.7

Total assets	778.9	1,031.6	6,494.9	944.6
Deferred revenue	15.0	45.9	112.1	16.3
Accrued expenses and other current liabilities	120.7	208.2	313.5	45.6
Total current liabilities	523.9	871.9	2,863.9	416.5
Total liabilities	523.9	871.9	2,863.9	416.5

Total liabilities, convertible redeemable preferred shares and shareholders' deficit	778.9	1,031.6	6,494.9	944.6

        The following table presents our selected combined and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net cash used in operating activities	(714.1)	(381.0)	(337.6)	(49.1)
Net cash used in investing activities	(86.3)	(92.0)	(265.0)	(38.5)
Net cash provided by financing activities	1,298.2	500.0	5,280.1	768.0
Effects of exchange rate changes on cash and cash equivalents	1.4	(4.2)	345.1	50.1

Net increase/(decrease) in cash and cash equivalents	499.2	22.8	5,022.6	730.5

Cash and cash equivalents at beginning of the year	17.6	516.8	539.6	78.5

Cash and cash equivalents at end of the year	516.8	539.6	5,562.2	809.0

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for shared-based compensation expenses, share of loss in equity method investment and impairment loss on investment, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of adjusted net loss to net loss for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Add:
Share-based compensation expenses	24.9	17.6	35.4	5.1
Share of loss in equity method investments	2.2	1.1	7.2	1.0
Impairment loss of investment	—	—	15.2	2.2
Adjusted net loss	(755.8)	(594.2)	(818.5)	(119.1)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Combined and Consolidated Financial Data" and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the largest game-centric live streaming platform in China and a pioneer in the eSports value chain. We operate our platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. According to iResearch, among China's game-centric live streaming platforms, we ranked (i) first by the size of our user base as measured by average total MAUs on both mobile and PC platforms during the fourth quarter of 2017 and 2018, (ii) first by the level of user engagement as measured by average total daily time spent by active users on our platform during the fourth quarter of 2017 and 2018, and (iii) first by the number of top 100 game streamers with whom we contracted in December 2017 and December 2018, which was 38 and 50 out of China's top 100 game streamers, respectively. Our average total MAUs were 134.3 million and 153.5 million in the fourth quarter of 2017 and 2018, respectively, while our average total daily time spent by active users was 17.2 million and 24.2 million hours in the same periods. The average daily time spent by each active user in the fourth quarter of 2017 and 2018 was 40 minutes and 54 minutes, respectively.

        We have developed diversified monetization channels to capitalize on our large and active user base as well as high-quality content offered by our deep pool of top streamers. We primarily generate revenues through live streaming and advertisement. Revenue from live streaming mainly consists of sales of virtual gifts which viewers give to streamers during live streaming to show appreciation and support. Revenue from advertisement is mainly attributable to the sale of advertisement services to advertisers and game developers. In addition, a small portion of our revenue is attributable to game distribution, which involves revenue-sharing arrangements with game developers and publishers. Our revenue has increased from RMB786.9 million in 2016 to RMB1,885.7 million in 2017, and reached RMB3,654.4 million (US$531.5 million) in 2018. We had net loss of RMB782.9 million, RMB612.9 million and RMB876.3 million (US$127.4 million) respectively during those same periods.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

        Our business and operating results are affected by general factors affecting China's game-centric live streaming industry, which include:

  •
  China's overall economic growth;

  •
  Usage and penetration rate of mobile Internet and mobile payment;

  •
  Growth and competitive landscape of China's live streaming market, especially game-centric live streaming market;

  •
  Growth of China's online game market, especially e-Sports market; and

  •
  Governmental policies and initiatives affecting China's live streaming industry, including game live streaming and eSports.

        Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

        While our business is influenced by general factors affecting the game-centric live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to maintain and expand our user base and enhance our user engagement

        We have a massive and highly engaged user base, which drives our revenue growth. As of December 31, 2016, 2017 and 2018, we had 98.7 million, 182.1 million and 253.6 million registered users, respectively. According to iResearch, we ranked first among China's game-centric live streaming platforms in terms of (i) the size of our user base as measured by average total MAUs on both mobile and PC platforms, and (ii) level of user engagement as measured by average total daily time spent by active users during the fourth quarter of 2017 and 2018. Our average total MAUs were 134.3 million and 153.5 million in the fourth quarter of 2017 and 2018, respectively, while our average total daily time spent by active users was 17.2 million and 24.2 million hours in the same periods. The average daily time spent by each active user in the fourth quarter of 2017 and 2018 was 40 minutes and 54 minutes, respectively. Our brand awareness and pivotal position in the game-centric live streaming industry allows us to continue to acquire users through organic growth. Our ability of effectively maintaining and expanding our user base will affect the growth of our business and our revenue going forward. The following table sets forth our average next-month active user retention rate and average MAUs for each of the quarters indicated:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in millions, except for the average next-month active user retention rate)
Average Next-Month Active User Retention Rate	72.9%	75.2%	76.1%	76.7%	74.1%	74.4%	75.9%	75.0%
Average MAUs on PC Platform	72.6	73.6	91.8	102.1	91.0	87.3	101.4	111.4
Average MAUs on Mobile Platform	25.7	23.8	28.5	32.2	35.7	35.5	41.3	42.1

Average Total MAUs	98.3	97.4	120.3	134.3	126.7	122.8	142.7	153.5

        We have generally achieved steady growth in our user base during these periods. The decrease in the average total MAUs in the second quarter of 2017 and in the first and second quarter of 2018 was primarily attributable to seasonality associated with Chinese New Year holidays in the first quarter of a year and exam periods during the school year in the second quarter of a year. The growth of active users tends to accelerate during school holidays, such as summer and winter breaks, and tends to slow down at the beginning and during the exam periods of the school year. Our average next-month active user retention rate was relatively stable, with slight fluctuations due to the same seasonality associated with Chinese New Year holidays, school holidays and exam periods.

        Our user base and level of user engagement help us attract top streamers who produce quality content. The curated content and interactive features of our platform help attract and retain users and encourage user participation, which in turn drives up virtual gifting activities and our live streaming revenue. Our game live streaming combined with a broad range of other entertainment contents have been highly effective in attracting user traffic and boosting user spending. In addition, the broad user reach and attractive commercial proposition of our platform continuously draw advertisers, game developers and other participants of the eSports industry to our platform.

        We seek to continually grow our user base, invest in our brand recognition and stimulate active user engagement to strengthen our leadership position in the game-centric live streaming market. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to recruit, train, and retain high-quality streamers, our ability to continuously produce quality content, our ability to maintain our pivotal position in the ever-growing eSports industry in China, and our ability to continually improve our users' entertainment experience through technological innovation.

        We intend to further explore overseas markets to expand our user base through both organic expansion and selective investments. We acquired Nonolive in 2018, which is a mobile live streaming platform focused on overseas markets. For details, please refer to "Business—Our strategies—Selective overseas expansion" and Note 3 to the combined and consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 included elsewhere in this prospectus.

Our ability to attract and retain popular streamers and to enhance the quality of our content

        Popular streamers are critical to maintaining and expanding our user base and enhancing user engagement. As of December 31, 2018, we had 6.0 million registered streamers, among which more than 5,200 are top streamers each of whom entered into an exclusive contract with us directly and approximately 384,800 streamers managed through talent agencies. As of December 31, 2017, our platform had 3.9 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly. We ranked first in terms of the number of top 100 game streamers we contracted with, which was 38 and 50 out of China's top 100 game streamers, and had the highest share of the top 100 game streamers for six and eight of the top 10 streamed games in China in December 2017 and December 2018, respectively, according to iResearch. As of December 31, 2018, approximately 48 former professional players streamed premium quality eSports content on our platform. In 2018, such former professional players attracted approximately 120 million viewers.

        The high quality content generated by our top streamers increases the vibrancies of our user community and in turn drives the growth of our revenue across live streaming, advertisement and game distribution. Our ability to attract and retain top streamers depends on, among other things, our brand awareness, size and engagement of our user base, the support from our platform, and monetization opportunities.

        We will continue to attract, nurture and promote our streamers through our comprehensive streamer development system and increase our streamers' stickiness to and reliance on our platform.

Our ability to capitalize on the eSports industry

        Our platform is strategically positioned to benefit from the growth of the eSports market in China. According to iResearch, we had the largest eSports viewer base as measured by average total MAUs that viewed eSports live streaming during the fourth quarter of 2017 and 2018. Our average total eSports MAUs were approximately 80.9 million and 95.8 million in the fourth quarter of 2017 and 2018, respectively. Leveraging our early-mover advantage in eSports in China, we have built a platform that is appealing to eSports streamers, game developers and publishers, professional players and eSports tournament organizers as a result of our broad user reach, high user engagement, strong brand awareness, and attractive monetization opportunities.

        We expect to continue to source and promote more eSports content on our platform, obtain more broadcasting rights, invest in eSports sponsorships, and organize high-profile eSports events. Our ability to secure coveted eSports content allows us to attract and retain more users, and also allows us to enhance our user engagement, increase our users' willingness to pay, extend the lifespan of the related eSports games, and strengthen our brand awareness among all participants in the eSports industry, which drives the growth of our paying users and our business in the long term.

Our ability to strengthen monetization capabilities

        We generate revenue from a diverse range of monetization channels including (i) live streaming and (ii) advertisement and others.

        Our live streaming revenue is primarily driven by the number of paying users and ARPPU. We have experienced significant growth in the number of paying users as a result of continual promotion of our streamers and expansion of virtual gifting scenarios. Our quarterly average paying user base grew from 0.9 million in 2016 to 2.4 million in 2017 and further to 3.8 million in 2018. Moreover, our quarterly average ARPPU changed from approximately RMB164 in 2016 to RMB156 in 2017 and increased to RMB208 in 2018. We intend to attract and train more popular streamers, provide more quality content, diversify user paying scenarios on our platform, and enhance interaction between streamers and viewers to increase user willingness to pay. The following table sets forth the number of our paying users and paying ratio for each of the quarters indicated. We have generally experienced a steady increase in the number of our paying users and paying ratio due to active cultivation of our users' paying habits through compelling content and various promotional activities and events. The slight decrease in the number of paying users and the paying ratio in the second quarter of 2018 was because we organized fewer promotional activities and events during this period. The slight decrease in paying ratio in the fourth quarter of 2018 was because the average total MAUs of our platform increased from 142.7 million in the third quarter of 2018 to 153.3 million in the fourth quarter of 2018 while the number of paying users remained stable during such period, which is a result of the increased percentage of new users in our user mix whose paying habit takes time to develop.

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
	(in millions, except for paying ratio)
Paying Users	1.7	1.7	2.7	3.6	3.6	3.0	4.2	4.2
Paying Ratio	1.7%	1.8%	2.3%	2.7%	2.9%	2.4%	3.0%	2.8%

        We provide effective and targeted advertising solutions that reach a broad audience with attractive demographics to incentivize more spending by existing advertising customers and to attract new advertising customers. We continue to innovate our advertising methods, including promotion of games or brands by our selected streamers during their streaming performance and advertising during our online and offline events, as well as to improve advertisement efficiency. As the leading game-centric live streaming platform in China, we will monitor market developments and consider deepening our partnerships with game developers and publishers to increase our participation in game distribution. We also plan to further explore other monetization channels including promotional channels for new games and online ticketing for eSports and other game events to provide a holistic suite of services to our users.

        We believe our massive and highly engaged user base and our lynchpin position in China's game-centric live streaming ecosystem will allow us to continue to enhance our monetization efficiency and diversification.

Our ability to further improve cost efficiency and economies of scale

        We have made significant investments in our technology, brand, streamers and team. Our costs and expenses consists primarily of revenue sharing fees and content cost, bandwidth costs, and sales and marketing expenses. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We believe our platform has achieved strong operating leverage and economies of scale as we have built the largest game-centric live streaming platform in China. For example, bandwidth cost has dropped from 42.6% of total net revenue in 2016 to 23.0% in 2017, and further to 15.2% in 2018.

        Our ability to achieve greater cost efficiency and economies of scale also depends on our ability to efficiently manage and control our costs and expense. We plan to upgrade our technological capabilities and infrastructure to support the growth of our business. We expect that the adoption of advanced streaming technologies and strong business growth will enable us to improve operational efficiency and to benefit further from economies of scale.

Key Components of Results of Operations

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net revenues	786.9	1,885.7	3,654.4	531.5
Cost of revenues	(1,155.1)	(1,890.4)	(3,503.4)	(509.5)

Gross (loss)/profit	(368.2)	(4.7)	151.0	22.0

Operating expenses:
Sales and marketing expenses	(223.5)	(310.3)	(538.9)	(78.4)
Research and development expenses	(93.5)	(212.1)	(329.3)	(47.9)
General and administrative expenses(1)	(95.0)	(100.6)	(196.8)	(28.6)
Other operating income, net	3.8	9.3	54.9	7.9
Total operating expenses	(408.2)	(613.7)	(1,010.1)	(147.0)

Loss from operations	(776.4)	(618.4)	(859.1)	(125.0)
Other income (expense), net	0.0	(0.3)	(20.2)	(2.9)
Foreign exchange loss, net	—	—	(75.6)	(11.0)
Interest income	3.9	6.9	85.8	12.5
Interest expenses	(8.9)	—	—	—
Fair value change of warranty liabilities	0.7	—	—	—

Loss before income taxes	(780.7)	(611.8)	(869.1)	(126.4)
Income tax expenses	—	—	—	—
Share of loss in equity method investments, net	(2.2)	(1.1)	(7.2)	(1.0)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Deemed dividend	(284.9)	—	(6.7)	(1.0)

Net loss attributable to ordinary shareholders of the Company	(1,067.8)	(612.9)	(883.0)	(128.4)

Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325.6	47.3

Comprehensive loss	(782.9)	(612.9)	(550.7)	(80.1)

Note:

(1)
Includes share-based compensation of RMB24.9 million, RMB17.6 million and RMB35.4 million (US$5.1 million) in 2016, 2017 and 2018, respectively.

Revenue

        We generate revenue mainly from (i) live streaming and (ii) advertisement and other revenues.

        The following table sets forth sources of our revenue in absolute amounts and as percentages of total net revenue for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
Net revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Live streaming	611.3	77.7	1,521.8	80.7	3,147.2	457.7	86.1
Advertisement and others	175.6	22.3	363.9	19.3	507.2	73.8	13.9

Total	786.9	100.0	1,885.7	100.0	3,654.4	531.5	100.0

  Live Streaming

        We primarily generate live streaming revenues through the sales of virtual gifts. See "Business—Monetization opportunities—Live Streaming". We expect that our revenues from live streaming derived from the sale of virtual gifts to increase as we grow our user base, enhance our user engagement, expand virtual gifting scenarios, increase users' willingness to pay, and continue to capitalize on the significant market potential of eSports.

  Advertisement and Others

        We generate advertisement revenue primarily through offering various forms of advertising services and promotion campaigns to advertisers, including (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. To a lesser extent, we also generate revenue from revenue sharing arrangements with game developers and publishers through game distribution. See "Business—Monetization Opportunities—Advertisement and Other Services." We expect that our revenues from advertisement will grow as a result of our increased brand awareness, broader user base, increase in user traffic, and continuous innovation in advertisement format.

Cost of Revenues

        Our cost of revenues primarily consists of (i) revenue sharing fees and content cost, (ii) bandwidth cost, and (iii) others. The table below sets forth a breakdown of the components of cost of revenues in absolute amounts and as percentages of total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
Cost of revenues	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Revenue sharing fees and content cost(1)	782.4	67.7	1,373.1	72.6	2,790.0	405.8	79.6
Bandwidth cost	334.9	29.0	433.6	22.9	555.9	80.8	15.9
Others	37.8	3.3	83.7	4.4	157.5	22.9	4.5

Total	1,155.1	100.0	1,890.4	100.0	3,503.4	509.5	100.0

Note:

(1)
Include content right costs which are expensed over the streaming periods.

        Revenue sharing fees and content cost.    Our revenue sharing fees represent our payment to streamers based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription based privileges. When a viewer sends a virtual gift to a streamer, we pay a certain percentage of the sales of virtual gifts to the streamers or the talent agency of which the streamer is a member. In addition, we give certain of our streamers a monthly pay that is determined based on the popularity of the streamer. Our content cost mainly covers costs we incurred in purchasing content rights, compensating and recruiting streamers, and those we incurred in generating self-produced content. We expect the revenue sharing fees and content cost to increase in absolute amount as our business grows and we further expand our content offerings, enhance user engagement and strengthen investment in eSports. We expect the percentage of revenue sharing fees and content cost of total net revenues to decline as we benefit from economies of scale.

        Bandwidth cost.    Bandwidth cost is fees that we pay to telecommunication service providers for bandwidth and content delivery-related services. We expect our bandwidth cost continue to increase in absolute amount as our user base and user engagement grow and as we release more products and services. We expect the percentage of bandwidth cost of total net revenues to decline due to economies of scale and upgrade in our technology infrastructure.

        Others.    Other costs include fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, depreciation of servers, cost related to data center services and other IT infrastructure expenditures.

Operating Expenses

        Our operating expenses consist of (i) sales and marketing expenses; (ii) research and development expenses; (iii) general and administrative expenses; and (iv) other operating income.

        The following table sets forth the components of our operating expenses in absolute amounts and as percentages of total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
Operating expenses	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Sales and marketing expenses	223.5	54.8	310.3	50.6	538.9	78.4	53.4
Research and development expenses	93.5	22.9	212.1	34.6	329.3	47.9	32.6
General and administrative expenses	95.0	23.3	100.6	16.4	196.8	28.6	19.4
Other operating income, net	(3.8)	(1.0)	(9.3)	(1.6)	(54.9)	(7.9)	(5.4)

Total	408.2	100.0	613.7	100.0	1,010.1	147.0	100.0

  Sales and Marketing Expenses

        Our sales and marketing expenses primarily consist of (i) salaries and benefits for our sales and marketing employees, (ii) branding and advertisement expenses, include costs of placing advertisements, holding promotional events and developing and designing marketing campaigns to generate user traffic to our platform, and (iii) other expenses, such as sponsorship of eSports tournaments for which we have naming rights. We expect our sales and marketing expenses to continue to grow in absolute amount as we continue to promote our brand as well as grow our business.

  Research and Development Expenses

        Our research and development expenses primarily consist of (i) salaries and benefits, for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow in absolute amount as we continue to upgrade IT infrastructure to offer better user experience.

  General and Administrative Expenses

        Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) share-based compensation, (iii) professional service fees, and (iv) other expenses primarily including travel expenses, general office expenses, and office rental expenses. We expect our general and administrative expenses to grow in absolute amount as we grow our business and incur additional costs related to operating as a public company and complying with our reporting obligations under the U.S. securities laws.

Other Operating Income, net

        Our other operating income, net primarily consists of (i) gain or loss on daily operation due to foreign exchange rate fluctuations, (ii) gain on government subsidies, which refer to funds we received from local government, and (iii) gain or loss on litigation settlement.

Other expense, net

        Our other expense, net primarily consists of the impairment loss from equity method investments, and the disposal loss of cost method investments.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        Revenue.    Our revenue increased by 93.8% from RMB1,885.7 million in 2017 to RMB3,654.4 million (US$531.5 million), mainly attributable to the increase in (i) live streaming revenue and (ii) advertisement and other revenues.

        Live streaming revenue.    Our live streaming revenue increased by 106.8% from RMB1,521.8 million in 2017 to RMB3,147.2 million (US$457.7 million) in 2018. During the same periods, our quarterly average paying users grew from approximately 2.4 million to 3.8 million, and our quarterly average ARPPU grew from RMB156 to RMB208. The growth in live streaming revenue, quarterly average paying users and quarterly average ARPPU were attributable to our continuing effort in growing our user base and developing users' willingness to pay, including offering of compelling content especially eSports related content, increased popularity of our platform, optimized product features and introduction of interactive streaming channels.

        Advertisement and other revenues.    Our advertisement and other revenues increased by 39.4% from RMB363.9 million in 2017 to RMB507.2 million (US$73.8 million) in 2018, primarily (i) driven by our expansion of advertiser base, improved user traffic and streamer popularity, more diversified offering of innovative advertising formats as well as sponsorship we attracted from our online and offline events, and (ii) as a result of the increase of game offerings and distributions driven by industry growth.

        Cost of revenues.    Our cost of revenues increased by 85.3% from RMB1,890.4 million in 2017 to RMB3,503.4 million (US$509.5 million) in 2018, primarily due to the increase of the revenue sharing fees and content cost and the increase of bandwidth cost.

        Revenue sharing fees and content cost.    Our revenue sharing fees and content cost increased by 103.2% from RMB1,373.1 million in 2017 to RMB2,790.0 million (US$405.8 million) in 2018, primarily due to the increases in (i) the revenue sharing fees in line with the increase in live streaming revenue, and (ii) content cost as we continuously introduce high quality content such as eSports related content on our platform.

        Bandwidth cost.    Our bandwidth cost increased by 28.2% from RMB433.6 million in 2017 to RMB555.9 million (US$80.8 million) in 2018, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and enhance our user experience.

        Gross profit (loss) and gross profit margin.    As a result of the foregoing, we had gross profit of RMB151.0 million (US$22.0 million) in 2018, as compared gross loss of RMB4.7 million in 2017. Our gross margin improved from negative 0.2% to positive 4.1% during the same periods.

        Total operating expenses.    Our total operating expenses increased by 64.7% from RMB613.7 million in 2017 to RMB1,010.1 million (US$147.0 million) in 2018.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 73.9% from RMB310.3 million in 2017 to RMB538.9 million (US$78.4 million) in 2018. This increase was primarily attributable to the increase in employee salaries and benefits as a result of the expansion of our sales and marketing team, increase in branding and advertisement expenses due to our growing marketing needs, and higher expenses incurred for the organization of marketing events and sponsorship of eSports tournaments during the period.

        Research and development expenses.    Our research and development expenses increased by 55.3% from RMB212.1 million in 2017 to RMB329.3 million (US$47.9 million) in 2018. The increase was primarily due to increase in employee salaries and benefits as a result of increased research and development headcount as part of our continuing focus to develop innovative product features, strengthen monetization efficiency and upgrade IT infrastructure.

        General and administrative expenses.    Our general and administrative expenses increased by 95.6% from RMB100.6 million in 2017 to RMB196.8 million (US$28.6 million) in 2018. This increase was primarily attributable to (i) increases in employee salaries and benefits as a result of increased administrative headcount and higher employee salaries, (ii) professional service fees and (iii) increases in share-based compensation to the founding shareholders of Nonolive.

        Other operating income, net.    Our other operating income, net increased significantly from RMB9.3 million in 2017 to RMB54.9 million (US$7.9 million) in 2018. The increase is mainly attributable to foreign exchange gain related to our cash and cash equivalents and receivables, which are denominated in U.S. dollars, and the deprecation of RMB against U.S. dollars in 2018, the increase in the government subsidies and income from litigation settlement we recognized during the same period.

        Other expense, net.    Our other expense, net increased significantly from RMB0.26 million in 2017 to RMB20.2 million (US$2.9 million) in 2018. The increase is primarily due to a disposal loss of RMB3.5 million (US$0.5 million) for cost method investments in 2018, and an impairment loss of RMB15.2 million (US$2.2 million) for equity method investments in 2018. The impairment loss on equity method investments was mainly due to the deterioration of the investee's operating performance for which the Company determined to be other-than-temporary.

        Foreign exchange loss, net.    Our foreign exchange loss, net increased from nil in 2017 to RMB75.6 million (US$11.0 million) in 2018. The increase is mainly relating to a U.S. dollar amount due to one of our shareholders in connection with our reorganization.

        Interest income.    Interest income consists of interests earned on bank deposits. We recorded RMB6.9 million in 2017 and RMB85.8 million (US$12.5 million) in 2018, respectively. The increase in interest income was mainly due to the increase in cash balances due to our Series E financing.

        Loss before income tax expenses.    As a result of the foregoing, our loss before income tax increased by 42.1% from RMB611.8 million in 2017 to RMB869.1 million (US$126.4 million) in 2018.

        Income tax expense.    We had no income tax expense in 2017 and 2018 due to our cumulative net losses and the resulting tax loss carryforward.

        Net loss.    Our net loss increased from RMB612.9 million in 2017 to RMB876.3 million (US$127.4 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        Revenue.    Our revenue increased by 139.7% from RMB786.9 million in 2016 to RMB1,885.7 million in 2017, mainly attributable to the increase in (i) live streaming revenue and (ii) advertisement and other revenues.

        Live streaming revenue.    Our live streaming revenue increased by 149.0% from RMB611.3 million in 2016 to RMB1,521.8 million in 2017, mostly attributable to the significant growth of quarterly average paying users from approximately 0.9 million to 2.4 million. As it takes time to cultivate new users' paying habits, the quarterly average ARPPU decreased slightly from RMB164 to RMB156. The growth in the live streaming revenue and paying user base were attributable to our continual effort in growing our user base and developing users' willingness to pay, including offering of compelling content especially eSports related content, increased popularity of our platform, optimized product features and introduction of interactive streaming channels.

        Advertisement and other revenues.    Our advertisement and other revenues increased by 107.3% from RMB175.6 million in 2016 to RMB363.9 million in 2017, primarily (i) driven by our expansion of advertiser base and improved user traffic and streamer popularity, as well as more diversified offering of innovative advertising format and (ii) as a result of the increase of game offerings and distributions driven by industry growth.

        Cost of revenues.    Our cost of revenues increased by 63.7% from RMB1,155.1 million in 2016 to RMB1,890.4 million in 2017, primarily attributable to the increase of the revenue sharing fees and content cost and the increase of bandwidth cost.

        Revenue sharing fees and content cost.    Our revenue sharing fees and content cost increased by 75.5% from RMB782.4 million in 2016 to RMB1,373.1 million in 2017, primarily due to the increases in (i) the revenue sharing fees in line with the increase in live streaming revenue, and (ii) content cost as we continuously introduce high quality content, such as eSports related content on our platform.

        Bandwidth cost.    Our bandwidth cost increased by 29.5% from RMB334.9 million in 2016 to RMB433.6 million in 2017, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and enhance our user experience.

        Gross profit (loss) and gross profit margin.    As a result of the foregoing, we had a gross loss of RMB4.7 million in 2017, as compared a gross loss of RMB368.2 million in 2016. Our gross margin improved from negative 46.8% to negative 0.2% during the same period.

        Total operating expenses.    Our total operating expenses increased by 50.4% from RMB408.2 million in 2016 to RMB613.7 million in 2017.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 38.8% from RMB223.5 million in 2016 to RMB310.3 million in 2017. This increase was primarily attributable to the increase in employee salaries and benefits as a result of the expansion of our sales and marketing team, increase in branding and advertisement expenses due to our increased marketing needs, and higher expenses for the organization of events and eSports tournaments during the period.

        Research and development expenses.    Our research and development expenses increased by 127.0% from RMB93.5 million in 2016 to RMB212.1 million in 2017. This was primarily attributable to increase in employee salaries and benefits as a result of increased research and development headcount, which is due to our continuous focus on research and development to promote innovative product features, strengthen monetization efficiency and upgrade IT infrastructure.

        General and administrative expenses.    Our general and administrative expenses increased by 5.9% from RMB95.0 million in 2016 to RMB100.6 million in 2017. This increase was primarily attributable to increase in employee salaries and benefits as a result of increased administrative headcount and higher employee salaries, partially offset by decrease in professional service fees due to reduced need for professional services associated with capital raising activities during the period.

        Other operating income, net.    Our other operating income increased by 145.0% from RMB3.8 million in 2016 to RMB9.3 million, in 2017. The increase was primarily attributable to the increase in the government subsidies and litigation settlement we recognized during 2017, partially offset by foreign exchange loss related to our sales made on Apple's app store platform, which are denominated in U.S. dollars.

        Other income/(expenses), net.    Our other expense, net for 2016 and 2017 were income of RMB0.05 million and expense of RMB0.26 million respectively.

        Interest income.    Interest income consists of interest earned on bank deposits. We recorded RMB3.9 million in 2016 and RMB6.9 million in 2017, respectively.

        Loss before income tax expenses.    As a result of the foregoing, our loss before income tax in 2017 decreased by 21.6% from RMB780.7 million in 2016 to RMB611.8 million.

        Income tax expense.    We had no income tax expense in 2016 and 2017 due to our cumulative net losses and the resulting tax loss carryforward.

        Net loss.    As a result of the foregoing, our net loss decreased from RMB782.9 million in 2016 to RMB612.9 million in 2017.

Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

  Hong Kong

        Our subsidiaries in Hong Kong are subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

  PRC

        Generally, our subsidiary and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        Wuhan Douyu obtained High and New Technology Enterprise ("HNTE") status from 2016 to 2018. It enjoyed a preferential tax rate of 15% in 2017 and 2018 to the extent it has taxable income under the PRC Enterprise Income Tax Law. It will enjoy the 15% preferential tax rate as long as it re-applies for HNTE status every three years and meet the HNTE criteria during this three-year period. If Wuhan Douyu fails to meet the criteria for qualification as an HNTE in any year, (i) the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the uniform 25% enterprise income tax rate and (ii) it will need to re-apply for HNTE status.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the preferential rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See "Risk Factors—Risks Related to Our Corporate Structure—Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

        We are subject to value-added tax, or VAT, at a rate of 6% on the services we provide and 16% before April 1, 2019 and 13% after April 1, 2019 on sales of goods, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

  British Virgin Islands

        Under the current laws of the British Virgin Islands, our company is not subject to tax on income or capital gains. In addition, upon payments of dividends by our British Virgin Islands subsidiary to its shareholders who are not resident in the British Virgin Islands, no British Virgin Islands withholding tax will be imposed.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our combined and consolidated financial statements as of and for the fiscal year ended December 31, 2018, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

        One material weaknesses that has been identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.

        We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2018. We are in the process of implementing, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process. We have also started to enhance U.S. GAAP expertise and will continue to do so in the near future. We plan to hire new finance team members with U.S. GAAP qualifications in order to strengthen our U.S. GAAP reporting framework. We will also participate in trainings and seminars provided by professional services firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates and will also provide internal training to our current accounting team on U.S. GAAP knowledge. We intend to remediate this material weakness and the other control deficiencies in multiple phases and expect that we will incur certain costs for implementing our remediation measures. We cannot assure you, however, that all these measures will be sufficient to remediate our material weakness in time, or at all. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected." As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Critical Accounting Policies, Judgments and Estimates

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined and consolidated financial statements.

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

  Basis of Consolidation

        We prepare our combined and consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and our reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

  Revenue recognition

        We recognize revenue when a persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue are recorded, net of sales related taxes and surcharge. We principally derive revenue from (i) live streaming and (ii) advertisement and others.

  Live streaming

        We principally engage in operating our own live streaming platforms, which enable streamers and users to interact with each other during live streaming. The users have the option to purchase virtual currency, which is non-refundable and can only be used to redeem for virtual items to be used in the live streaming sessions on the our platforms. Unredeemed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

        Virtual items are categorized as consumable and time-based items. Consumable items consist of virtual gifts presented from the users to streamers to show their support, and are consumed immediately upon redemption. For consumable virtual item, we recognize live streaming revenue when the consumable virtual item is used. Time-based items consist of monthly premium subscription services. Live streaming revenue for the time-based items is recognized ratably over a fixed period on a straight line basis. We do not have further obligations to the users after the virtual items are consumed immediately or after the stated period of time for time-based items.

        Virtual items may be sold individually or bundled into one arrangement. When our users purchase multiple virtual items bundled within the same arrangement, we evaluate such arrangements under ASC 605-25 Multiple-Element Arrangements. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all service revenues based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence ("VSOE") if available; (ii) third-party evidence ("TPE") if VSOE is not available; and (iii) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

  Advertisement

        We generate advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities during live streaming on the live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. We provide sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

  Other revenue

        Other revenue mainly consists of game distribution revenue. Online games developed by third-party game developers are displayed through our platforms to attract users to download and play the games. We earn revenues from game developers in accordance with the pre-determined arrangements based on the in-game purchase amounts for the games downloaded or played through our platform. Game distribution revenue is recognized at a point in time when the purchase in game is made. Other revenue also includes ticket revenue for certain events held by us.

  Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

        We account for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018.

  Share-based compensation

        We follow ASC 718 "Stock Compensation," and under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

        Upon closing of the issuance of Series A preferred equity, our two founding shareholders, Mr. Shaojie Chen and Mr. Wenming Zhang, entered into an arrangement with the investor, whereby a certain percentage of their equity interest in Wuhan Douyu ("Founders' Equity") became subject to service and transfer restriction. Such Founders' Equity interest is subject to repurchase by us upon early termination of their requisite period of employment. The repurchase price is the minimum price permitted under PRC law. The Founders' Equity shall be vested monthly in equal installment over the period from closing of the insurance of Series A Preferred Equity to 2018 year-end. This arrangement has been accounted for as a grant of restricted shares awards subject to service vesting conditions based on the fair value of the underlying equity interest at the grant date which is determined to be RMB18.65 per share.

        On April 1, 2018, board of directors adopted a restricted share unit scheme, or the 2018 RSU Scheme, which was approved by our board of directors. Under the 2018 RSU Scheme, the maximum aggregate number of shares that may be issued shall not exceed 2,106,321 RSUs. One RSU represents one ordinary share. The Scheme shall be valid and effective for a period of 10 years.

        On April 1, 2018, pursuant to a board of director resolution, 2,098,069 RSUs corresponding to 2,098,069 ordinary shares were granted to certain employees, directors and officers for zero cash subscription. The RSUs are vested by equal instalment for 36 months upon a qualified IPO, with the same meaning as such term is defined in the Series E Shareholders Agreement ("Qualified IPO").

        The fair value per RSU was estimated as the fair value of ordinary share (RMB274.51 per share) at the date of grant.

        In connection of the acquisition of Nonolive, Gogo Glocal, one of our subsidiaries in which we hold a controlling stake, issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive. These ordinary shares are subject to transfer restrictions and repurchase by us for a consideration of US$1.0 upon early termination of their requisite employment service period of 15 months. These ordinary shares will vest upon the earlier of the satisfaction of certain performance target as measured by number of daily active users or the requisite service period. This arrangement has been accounted for as a grant of restricted shares awards subject to service vesting conditions based on the fair value of the underlying equity interest at the grant date, which is determined to be RMB18.45 per ordinary share of Gogo Glocal.

        With the assistance of a third party valuer, we used the discounted cash flow method to determine the underlying equity value of Gogo Glocal and adopted an equity allocation model to determine the fair value of the restricted shares as of the dates of issuance, which was determined to be at RMB18.45 per share. The aggregate fair value of the restricted shares was RMB90,425,865. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a fair value measurement categorized within Level 3 of the fair value hierarchy. Key assumptions include a discount rate range of 27% and a terminal growth rate of 3%. For details, please refer to Note 16 to the combined and consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 included elsewhere in this prospectus.

  Fair value of our ordinary share

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  •
  Determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

  •
  Determining the fair value of our paid in capital of Wuhan Douyu as one of the inputs into determining the deemed dividend when issuing preferred equity.

        The following table sets forth the fair value of our ordinary shares/paid in capital estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per share/ paid in capital	DLOM	Discount rate	Type of valuation	Purpose of valuation
December 30, 2014	18.65	23.5%	25.0%	Discounted cash flow method	Fair value of restricted paid in capital in connection of share based compensation
February 3, 2016	81.47	23.0%	22.0%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series B Preferred Equity
August 8, 2016	128.33	22.0%	21.5%	Discounted cash flow method	Fair value of paid in capital in connection of deemed dividend related to Series C Preferred Equity
April 1, 2018	274.51	10.5%	19.0%	Discounted cash flow method	Fair value of restricted share units granted in connection of share based compensation

        The determination of the fair value of our ordinary shares/paid in capital of Wuhan Douyu requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size premium and non-systemic risk factors.

        Discount for lack of marketability, or DLOM. DLOM was quantified by the average-price Asian put option model ("AAP Model"). Under AAP model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. AAP model is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        A hybrid method of the probability-weighted expected return method ("PWERM") and the option pricing method ("OPM") was used to allocate equity value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." Under the PWERM, the values of ordinary shares and preferred shares are based upon the probability-weighted value derived through the OPM under liquidation, redemption and Qualified IPO scenarios. Under the OPM, ordinary shares and preferred shares are treated as call options on equity value, with exercise prices based on the liquidation preferences, redemption payouts and Qualified IPO automatic conversion of the preferred shares. The OPM involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares to range from 41% - 52% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The fair value of our paid in capital of Wuhan Douyu increased from RMB18.65 as of December 30, 2014 to RMB81.47 as of February 3, 2016. DLOM decreased from 23.5% to 23% during the same period, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our paid in capital of Wuhan Douyu increased from RMB81.47 as of February 3, 2016 to RMB128.33 as of August 8, 2016. DLOM decreased from 23% to 22% during the same period, primarily due to our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

        The fair value of our ordinary share increased from RMB128.33 as of August 8, 2016 to RMB274.51 as of April 1, 2018. DLOM decreased from 22% to 10.5% during the same period, primarily due to completion of 2018 Restructuring, and our expectations for the timing of our initial public offering. Meanwhile, the increase in fair value of our ordinary shares was attributable to organic growth of our business.

        We do not need to estimate the fair value of our ordinary shares once our shares begin trading.

  Recent accounting pronouncements

        Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), we meet the definition of an emerging growth company and have elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The amendment will be effective for annual reporting periods beginning after December 15, 2018 including interim periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

        The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). As an emerging growth company ("EGC"), we have elected to adopt the new revenue standard as of the effective date applicable to nonissuer and will implement the new revenue standards effective January 1, 2019, using the modified retrospective method for the annual reporting period for the year ended December 31, 2019. We have completed our assessment and currently does not expect the adoption of this guidance will have significant effects on our revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require us to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

        In January 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. In February 2018, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)" in which improvements were made to clarify ASU 2016-01. These aforementioned guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We do not expect the adoption of ASU 2016-01 to have a significant impact on the combined and consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right to use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative effective adjustment to the opening balance of retained earnings in the period of adoption. For non-public business entities, these aforementioned guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. As of December 31, 2018, we have RMB75,761,349 of future minimum operating lease commitments that are not currently recognized on our combined and consolidated balance sheets. Therefore, we would expect changes to our combined and consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. We are in the process of evaluating the impact of adoption of this guidance on its combined and consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. For non-public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. We do not expect the adoption of this guidance will have a significant impact on our combined and consolidated financial statements.

Non-GAAP Financial Measure

        To supplement our combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted net loss, a non-GAAP financial measure, which is calculated as net loss adjusted for shared-based compensation expenses, share of loss in equity method investment and impairment loss on investment, to understand and evaluate our core operating performance. Adjusted net loss is presented to enhance investors' overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As adjusted net loss has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss as a substitute for, or superior to, net loss prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

        The table below sets forth a reconciliation of adjusted net loss to net loss for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net loss	(782.9)	(612.9)	(876.3)	(127.4)
Add:
Share-based compensation expenses	24.9	17.6	35.4	5.1
Share of loss in equity method investments	2.2	1.1	7.2	1.0
Impairment loss of investment	—	—	15.2	2.2
Adjusted net loss	(755.8)	(594.2)	(818.5)	(119.1)

Liquidity and Capital Resources

  Cash flows and working capital

        Prior to this offering, our principal sources of liquidity have been funding provided by private placements of convertible redeemable preferred shares. As of December 31, 2018, we had RMB5,562.2 million (US$809.0 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and time deposits placed with banks with maturities of three months or less and money market funds stated at cost plus accrued interest.

        We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. We believe that our current cash and cash equivalents, together with our cash generated from operating activities and financing activities will be sufficient to meet our present anticipated working capital requirements and capital expenditures. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business and prospects may suffer.

        As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries, variable interest entities and their subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary" and "Use of Proceeds." The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See "Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiary and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements" and "Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

        The following table presents the summary of our combined and consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in millions)
Net cash used in operating activities	(714.1)	(381.0)	(337.6)	(49.1)
Net cash used in investing activities	(86.3)	(92.0)	(265.0)	(38.5)
Net cash provided by financing activities	1,298.2	500.0	5,280.1	768.0
Effect of foreign exchange rate changes on cash and cash equivalents	1.4	(4.2)	345.1	50.1

Net increase in cash and cash equivalents	499.2	22.8	5,022.6	730.5

Cash and cash equivalents at the beginning of the year	17.6	516.8	539.6	78.5

Cash and cash equivalents at the end of the year	516.8	539.6	5,562.2	809.0

  Operating activities

        Net cash used in operating activities was RMB337.6 million (US$49.1 million) in 2018. The difference between our net cash used in operating activities and our net loss of RMB876.3 million (US$127.4 million) was due to increase in accounts payable of RMB348.3 million (US$50.7 million), increase in accrued expenses and other current liabilities of RMB105.3 million (US$15.3 million), increase in amounts due to related parties of RMB73.0 million (US$10.6 million) and increase in deferred revenue of RMB66.1 million (US$9.6 million), partially offset by increase in other current assets of RMB133.7 million (US$19.4 million), increase in prepayments of RMB50.9 million (US$7.4 million), and increase in amount due from related parties of RMB50.5 million (US$7.3 million). The increases in accounts payable, accrued expenses and other current liabilities and amount due to related parties are attributable to our business growth which requires and is likely to continue to require (i) more revenue sharing fees payable to streamers; (ii) higher bandwidth cost, marketing expense and content cost; and (iii) higher labor costs payable due to increased headcount. The increase in deferred revenue is likely to continue as a result of the growth in unredeemed virtual currency in parallel with the growth of our business. The increase in other current assets and prepayments are driven by the growth in content rights and prepayment to streamers, which we expect to persist if our business continues to grow. The depreciation of property and equipment, amortization of intangible assets, share-based compensation, and foreign exchange loss were all non-cash in nature and were adjusted in the presentation of our net cash flow from operating activities based on indirect method. The depreciation of property and equipment, amortization of intangible assets, and share-based compensation is likely to increase if our business continues to grow. The foreign exchange loss was mainly due to a U.S. dollar amount due to one of our shareholders in connection with our restructuring, which was fully paid off in March 2019.

        Net cash used in operating activities was RMB381.0 million in 2017. The difference between our net cash used in operating activities and our net loss of RMB612.9 million was due to increase in accounts payable of RMB127.1 million, increase in amount due to related parties of RMB113.6 million, increase in accrued expenses and other current liabilities of RMB76.1 million and increase in deferred revenue of RMB30.9 million, partially offset by increase in accounts receivable of RMB95.3 million and increase in prepayments of RMB45.7 million, increase in other current assets of RMB17.8 million. The increases in accounts payable, amount due to related parties, deferred revenue, accounts receivable and accrued expenses and other current liabilities are attributable to our business growth which requires higher bandwidth capacity, results in more advance payments from users and generates more receivable from customers such as advertisers and more headcount. The increase in prepayments is driven by our continuous efforts to provide quality content by securing top streamers.

        Net cash used in operating activities was RMB714.1 million in 2016. The difference between our net cash used in operating activities and our net loss of RMB782.9 million is due to increase in accrued expenses and other current liabilities of RMB72.3 million, increase in amount due to related parties of RMB42.2 million, share-based compensation of RMB24.9 million and increase in deferred revenue of RMB12.0 million, partially offset by increase in prepayments of RMB38.0 million, increase in other current assets of RMB33.8 million and increase in accounts receivable of RMB20.4 million. The increases in accrued expenses and other current liabilities, amount due to related parties, deferred revenue and accounts receivable are attributable to our business growth which requires higher bandwidth capacity, results in more advance payments from users and generates more receivable from customers such as advertisers and more headcount. The increase prepayments is driven by our continuous efforts to provide quality content by securing top streamers.

  Investing activities

        Net cash used in investing activities was RMB265.0 million (US$38.5 million) in 2018 primarily due to payment for investments of RMB92.5 million (US$13.5 million), purchase of intangible assets of RMB83.2 million (US$12.1 million), payment for acquisition of subsidiary, net of cash acquired, of RMB58.0 million (US$8.4 million) and purchase of property and equipment of RMB32.8 million (US$4.8 million), partially offset by proceeds on disposal of intangible assets of RMB1.5 million (US$0.2 million).

        Net cash used in investing activities was RMB92.0 million in 2017 primarily due to payment for investments of RMB60.0 million, purchase of property and equipment of RMB23.8 million and purchase of intangible assets of RMB8.2 million.

        Net cash used in investing activities was RMB86.3 million in 2016 due to purchase of property and equipment of RMB44.6 million, payment for investments of RMB39.5 million and purchase of intangible assets of RMB2.2 million.

  Financing activities

        Net cash provided by financing activities was RMB5,280.1 million (US$768.0 million) in 2018 primarily due to (i) our completion of series E financing in March 2018, and (ii) the additional capital injection from one of our shareholders in connection with our reorganization.

        Net cash provided by financing activities was RMB500.0 million in 2017 primarily due to completion of series D financing in Wuhan Douyu in June 2017.

        Net cash provided by financing activities was RMB1,298.2 million in 2016 primarily due to completion of series B financing in February 2016 and series C financing in Wuhan Douyu in August 2016, respectively.

Capital Expenditures

        We made capital expenditures of RMB46.8 million, RMB32.0 million, and RMB116.0 million (US$16.9 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of, intangible assets such as agency contract rights and computer software, and plant and equipment such as servers and computers. We will continue to make capital expenditures to meet the expected growth of our business. As of December 31, 2018, we did not have significant capital commitments.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Years Ending
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB millions)
Lease obligation	75.8	38.9	36.9	—	—

Holding Company Structure

        DouYu International Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, variable interest entities and their subsidiaries. If our subsidiaries and variable interest entities or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

        In addition, our subsidiaries, variable interest entities and their subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China's foreign investment enterprise, our subsidiaries, variable interest entities and their subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries, variable interest entities and their subsidiaries. Appropriation to the other two reserve funds are at our subsidiary's discretion.

        As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contributions or loans to our PRC subsidiary." As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated affiliated entity's nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the consolidated affiliated entity's share capital.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

Quantitative and Qualitative Disclosure about Market Risk

  Interest rate risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

  Foreign exchange risk

        Substantially all of our revenues are denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        As of December 31, 2018, we had U.S. dollar-denominated cash and cash equivalents and amount due to related parties of US$573.6 million and US$197.4 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 28, 2018 would result in a decrease of RMB394.4 million in cash and cash equivalents and RMB135.8 million in amounts due to related parties. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 28, 2018 would result in an increase of RMB394.4 million in cash and cash equivalents and RMB135.8 million in amounts due to related parties.

        We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB         , a 10% appreciation of the U.S. dollar against RMB        , from a rate of RMB6.8755 to US$ 1.00, the rate in effect as of December 28, 2018, to a rate of RMB         to US$ 1.00, will result in an increase of RMB         million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB         ,

from a rate of RMB6.8755 to US$ 1.00, the rate in effect as of December 28, 2018, to a rate of RMB         to US$ 1.00, will result in a decrease of RMB          million in our net proceeds from this offering.

Inflation risk

        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INDUSTRY OVERVIEW

        Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by iResearch in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, such information involves a number of assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. Forecasts and other forward-looking information obtained from the sources of such information are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, as well as risks due to a variety of factors, including those described under "Risk factors" and elsewhere in this prospectus.

CHINA IS THE LARGEST GAMES MARKET IN THE WORLD

        China is the world's largest games market, both in terms of revenue and total number of gamers, and is expected to continue to drive the growth of the global games market. According to iResearch, China's games market represents 31.1% of the global games market in terms of revenue in 2018, which is expected to grow at a CAGR of 10.5% from 2018 to 2023, outpacing any other major games markets in the world.

Note: Games market size include revenue from mobile, PC and console games.

Source: iResearch

        China also has the world's largest population of gamers, which is expected to further grow from 683 million in 2018 to 878 million in 2023 representing more than 28% of the global gamer population.

Number of Gamers
(Million)	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Global	2,012	2,181	2,385	2,492	2,598	2,717	2,842	2,971	3,096
China	530	583	650	683	716	754	795	836	878

Note: Gamers represent users who played mobile, PC or console games in the given period, with duplicates among mobile, PC and console gamers removed.

Source: iResearch

        Supported by highly engaging and entertaining user experience, games is the leader among major online entertainment verticals in China in terms of monetization capacity as measured by ARPPU. According to iResearch, games recorded an average daily time spent per active user of 57 minutes and an annual ARPPU of RMB1,030 in 2018.

Note:

(1)
Annual ARPPU is calculated as annual revenue per annual paying user with duplicates removed across all platforms in a given year;

(2)
Annual ARPPU for live streaming is calculated by dividing annual virtual gifting revenue for live streaming platforms by the number of annual paying users for live streaming platforms with duplicates removed across all platforms. Non-game-centric live streaming annual ARPPU was RMB677 and game-centric live streaming annual ARPPU was RMB365.

Source: iResearch

        As a result of smartphones' proliferation and reduced cost of data usage, mobile games have witnessed significant growth over the past decade, contributing to the overall growth of China's games market across all major dimensions including user base, average time spent as well as monetization. According to iResearch, the total revenue of China's mobile games market has increased from RMB56.2 billion in 2015 to RMB165.5 billion in 2018, and is expected to further grow at a CAGR of 12.9% to RMB303.2 billion by 2023. In terms of user base, the total number of mobile gamers in China has increased from 456 million in 2015 to 659 million in 2018, and is expected to reach 874 million by 2023, representing a CAGR of 5.8%.

CHINA IS THE GLOBAL LEADER IN ESPORTS

        China's games market is becoming increasingly eSports-based. eSports is a form of competition through multi-player video games with online functionality, and has evolved into one of the most popular game genres given its high demand of dexterity, foresight and strategy. According to iResearch, out of the top 50 most popular games in China ranked by average of Baidu's search index in 2018, over half are eSports games. China's eSports gamers as a percentage of overall gamer population has increased from 19.4% in 2015 to 51.3% in 2018, and is expected to reach 57.4% by 2023, which will be higher than that of any other major games markets in the world, according to iResearch. Total revenue from eSports games has increased at a CAGR of 37.0% from 2015 to 2018, compared with 14.8% for non-eSports games.

        Since their launch two decades ago, PC eSports games have been instrumental in promoting professional eSports competition and growing the devoted eSports gamer base in China. PC games offer immersive gameplay experience, enabled by PC's substantial processing power and comprehensive game control designs. Out of the top 10 most popular eSports games ranked by average of Baidu's search index in 2018, seven are originated from PC; in particular, three are solely PC-based. With the proliferation of smartphone and development of mobile Internet, mobile eSports games have also been gaining significant popularity in recent years. Mobile Internet has lowered the threshold to access and play games, enabling eSports to penetrate a broader player group. According to iResearch, compared to mobile eSports gamer base, PC players consist of a higher proportion of devoted gamers, with higher penetration for game live streaming content viewership.

eSports ecosystem

        There are a number of key participants in the eSports ecosystem. Content distributors, which are mainly live streaming platforms, are at the center of the ecosystem by publicizing content to attract eSports audiences and advertisers, which in turn stimulate the generation of more quality content, enhancing the overall commercial value of the ecosystem through a virtuous cycle. Acquisition of media rights and content licenses for eSports tournaments have become a crucial part of content distributors' strategy.

Source: iResearch

China's eSports market

        China is the global leader in eSports. According to iResearch, the revenue of China's eSports market reached RMB112.8 billion in 2018, more than tripled since 2015, and is expected to reach RMB247.8 billion by 2023, representing 49.4% of the global eSports market. Over half of the global eSports market growth from 2018 to 2023 is expected to come from China. China's eSports market also has the largest gamer base in the world with 351 million gamers in 2018, which was 7.1 times of the size of U.S. market and represents a CAGR of 50.5% since 2015. It is expected to reach 504 million by 2023, accounting for 64.5% of the global eSports gamer base.

Number of eSports Gamers
(Million)	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Global	160	194	424	536	603	665	702	743	781
China	103	125	275	351	396	433	455	480	504

Note: eSports gamers represent users who played eSports games in a given period.

Source: iResearch

        China's success in the global eSports industry is built upon its largest gamer base in the world. The proliferation of mobile eSports games has also contributed to the booming popularity of eSports in China, given the market's high mobile penetration. In 2016, in light of the increasing eSports demand and popularity, China's National Development and Reform Commission issued the policy to encourage development of eSports tournament on the premise of protection over IP and minors. The Ministry of Education has also recognized eSports as a major of study for higher education in China. China also participated and won first place in League of Legends and King of Glory competitions during the 2018 Asian Games, where eSports was featured as a demonstration sport.

eSports viewership in China

        Due to the highly competitive and dynamic nature of eSports games, viewing eSports content has evolved into one of the mainstream entertainment formats in China. According to iResearch, China eSports viewer population achieved phenomenal growth from 113 million in 2015 to 288 million in 2018, which was 4.7 times the U.S. viewer population, and is expected to reach 443 million by 2023. In particular, various eSports tournaments have drawn undivided attention from both gamers and media, and have already surpassed traditional sports competitions in terms of viewership. According to iResearch, in 2018, China's highest concurrent viewers, namely the highest number of concurrent viewers at any given time, of Tencent League of Legends Pro League Finals and PlayerUnknown's Battlegrounds Global Invitational amounted to 67 million and 60 million, respectively, exceeding the 2018 World Cup and Winter Olympics, which recorded 54 million and 22 million highest concurrent viewers in China. 2018 marked the first year that a Chinese team won the League of Legends World Championship Finals, which attracted 100 million unique viewers, representing an increase of more than 40 million viewers from previous year. The massive and growing viewership will continue to stimulate the growth of eSports market revenue by attracting sponsorship and enhancing the development of eSports games and tournaments.

Number of eSports Viewers
(Million)	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Global	235	323	385	464	539	586	640	711	768
China	113	138	224	288	334	371	390	413	443

Note: eSports viewers represent users who watched eSports games in a given period.

Source: iResearch

CHINA'S GAME-CENTRIC LIVE STREAMING MARKET

Background

        Playing games is not the only way for game enthusiasts to enjoy games. Against the backdrop of eSports' booming popularity in China, a large, fast-growing group of game viewers emerged with increasing demand for convenient and immersive experience to watch highly skillful game-play and

eSports competition content, while socializing with others on a real-time basis. The emergence of game-centric live streaming platforms specifically captured such demand by providing users with live streaming of passionate streamers narrating exciting and dynamic game-play content, either generated by themselves or by other players. Game-centric live streaming platforms also foster an engaging environment for viewers and streamers by offering various real-time interactive social features such as virtual gifting and bullet chatting. Bullet chatting is a live commenting function that enables viewers to send comments across the screen which can be seen by all viewers. As a result, game-centric live streaming platforms have witnessed a significant growth in popularity over the recent years, particularly in China.

Size and Growth

        China represents the world's largest game-centric live streaming market in terms of total revenue, surpassing the U.S. since 2016. According to iResearch, in 2018, China's game-centric live streaming market is approximately 4.9 times the U.S. market in terms of MAUs. The total revenue of game-centric live streaming market in China increased by nearly 15 times from RMB0.8 billion in 2015 to RMB13.2 billion in 2018, and is expected to reach RMB39.8 billion by 2023. This represents a 2018-2023E CAGR of 24.7%, which nearly doubles the growth rate of non-game-centric live streaming market in China during the same period. In particular, eSports content will continue to be the main driving force for China's game-centric live streaming platforms. According to iResearch, eSports live streaming as the percentage of game-centric live streaming platforms' total revenue is expected to increase from 50.3% in 2018 to 59.8% by 2023.

Note: China's live streaming market size is measured by total revenues of platforms that are mainly focused on game-centric and non-game-centric live streaming operation in China.

Source: iResearch

        The key drivers supporting the high growth of China's game-centric live streaming market include:

  (1)
  rapid growth of eSports games and a massive and fast-growing demand to watch eSports;

  (2)
  transition from video recording of eSports games to live streaming, which enables more interactive and engaging user experience;

  (3)
  continuous product innovation by live streaming platforms in China to enhance user experience and engagement;

  (4)
  while focusing on games, leading game-centric live streaming platforms have also expanded content offering into other pan-entertainment categories such as talent shows, anime and outdoor events. Such diversification empowers them to widen user demographics and broaden scope for monetization; and

  (5)
  improvement in China's Internet infrastructure, leading to higher bandwidth that allows for better streaming speed and video quality that are critical for game streaming.

        In addition, participants in China's game-centric live streaming industry has been working to promote a healthy environment. Certain major players, such as Tencent, have endeavored to implement self-disciplinary code of conduct to prohibit illegal or immoral content, and to prevent vicious competition among different live-streaming platforms.

Users

        Game-centric live streaming platform users are typically younger and game-centric Internet users with strong sustainability, engagement and increasing propensity to spend. The distinctive user features are demonstrated as follows:

  •
  Large user base with strong growth potential.  MAUs of game-centric live streaming platforms in China grew from 84 million in 2015 to 255 million in 2018, representing a CAGR of 44.5%, and is expected to increase to 400 million by 2023. China's massive user base provides significant penetration potential for game-centric live streaming.

Note: Game-centric live streaming MAUs represents average monthly active mobile users and PC users on the game-centric live streaming platforms in a given period without removing duplicates between mobile and PC users.

Source: iResearch

  •
  Longer usage lifespan compared with games.  Live streaming of a particular game generally enjoys a longer user lifespan than playing the game. As illustrated by hit games such as League of Legends, the launch of new games often causes an upsurge in the respective streaming viewership, while the loss of active players for old games does not necessarily lead to a corresponding loss of viewers. According to iResearch, former players usually continue to remain as viewers, and therefore some eSports games such as League of Legends and PlayerUnknown's Battlegrounds may have a much larger viewership than its active player base. These phenomena lay a solid foundation for game-centric live streaming platforms to have a stable and growing group of cornerstone users from old games.

Note:

(1)
Number of global unique viewers of League of Legends World Championship Finals.

(2)
Monthly active gamers refer to gamers who played League of Legends at least once in a given month.

Source: iResearch

  •
  Stronger user engagement compared with other live streaming entertainment formats.  Through the provision of quality games-centric content, game-centric live streaming platforms are able to cultivate a highly engaged and sustainable community of game enthusiasts. According to iResearch, in 2018 the average daily time spent per mobile active user on game-centric live streaming platforms was 42 minutes, 30.2% higher than 32 minutes for non-game-centric live streaming platforms. Among users of game-centric live streaming platforms, PC users consist of more devoted eSports players who follow eSports games and tournaments more closely. PC also enables users to enjoy multiple entertainment formats simultaneously by playing games while watching game-centric live streaming at the same time.

  •
  Strong and increasing propensity to spend.  Users of game-centric live streaming platforms have become increasingly accustomed to paying for quality content as the platforms develop more innovative content and social interaction features. Number of game-centric live streaming platforms' annual paying users increased from three million in 2015 to 32 million in 2018, representing a CAGR of 124.3%, and is expected to reach 63 million by 2023, according to iResearch. With gamers' high propensity to spend, as demonstrated by their high ARPPU for games, the ARPPU for game-centric live streaming platforms is expected to continue to grow in the long run, given their users' common passion in games. Annual ARPPU for the game-centric live streaming market in China increased from RMB256 in 2015 to RMB365 in 2018, and is expected to increase further to RMB581 in 2023, representing a CAGR of 9.7% from 2018.

Streamers

        Through playing and narrating games live, streamers play a vital role in attracting and retaining user traffic as well as enhancing user engagement, and therefore are crucial assets to game-centric live streaming platforms. Streamers can in turn monetize on game-centric live streaming platforms through measures such as receiving virtual gifts from users, advertisement income by streamer endorsement and commercialization of content created. The top streamers can inspire a large fan base of viewers with their superior skillsets and passionate personality, and generate significant monetization opportunity and user engagement.

        In line with the growth in users, there is a massive and growing population of streamers on China's game-centric live streaming platforms, which grew from six million in 2015 to 18 million in 2018, representing a CAGR of 47.6%, and is expected to grow to 28 million in 2023, according to iResearch.

The growth in game-centric live streaming platform users enhances monetization opportunities which attract more streamers and fuel a virtuous cycle.

Number of Streamers on Game-Centric Live Streaming Platforms in China
(Millions)	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E
Streamers	6	11	14	18	21	23	25	26	28

Source: iResearch

Monetization channels

        The major monetization channel for China's game-centric live streaming platforms stems from gifting virtual items. Users can purchase virtual items on the platforms for the purpose of rewarding streamers that they like, and live streaming platforms typically share a portion of the payment for virtual items. By giving streamers virtual gifts, viewers show their appreciation for the streamers and get to engage in live streaming on a more interactive and real-time basis. Compared with other live streaming formats, game-centric live streaming offers a more sustainable context for virtual gifting due to the massive base of game fans with high engagement and propensity to spend on game-centric entertainment formats.

        Advertisement is expected to become an increasingly important monetization method for game-centric live streaming platforms. Game-centric live streaming platforms are natural marketing channels for online games, given its massive and engaging user base of game enthusiasts. Besides, game-centric live streaming platforms are also attractive to brand advertisers because of their massive user traffic as well as effective advertising formats, such as streamer endorsement during live streaming. Game-centric live streaming platforms therefore have the potential to capture a growing proportion of advertisers' budgets.

        In addition to the aforementioned forms, China's game-centric live streaming platforms are also diversifying into other monetization methods such as game distribution, subscription membership and commercialization of streamer created content.

Note: Other revenue from game-centric live streaming platforms includes game distribution, subscription membership and commercialization of streamer created content.

Source: iResearch

Key success factors for game-centric live streaming platforms

        Key factors for a game-centric live streaming platform to succeed include:

        Effective streamer management system.    Quality streamers are important content providers for game-centric live streaming platforms to attract and engage users. Top-performing game live streamers need to possess not only superior game-playing skills but also the ability to inspire viewer interaction with streamers and other viewers. Game-centric live streaming platforms with superior streamer development and management mechanisms that are able to effectively identify, cultivate and retain top-quality streamers should be better positioned to realize their growth potential.

        Strong social attribute.    Gamers have strong social attributes and seek to be part of a community sharing similar interest. Therefore, game-centric live streaming platforms introduced various social features for users to interact with each other, such as group chatting and bullet chatting. These platforms also offer ways for viewers to interact with streamers. For example, talented game streamers may play games together with their viewers. Creating and maintaining a social community among viewers and streamers create barriers of entry and is crucial to build strong engagement and loyalty to the live streaming platforms.

        Superior technology that delivers enhanced user experience.    Leveraging the massive preference and behavior data on viewers and streamers, game-centric live streaming platforms can apply cutting-edge technology to develop deep insights and improve operation capabilities. Through the application of technology, platforms can identify new trends in content offering, provide personalized game content to users, offer data-driven guidance to streamers and ultimately enhance user experience.

        Strong relationship with game developers and publishers.    Game-centric live streaming platforms partner with game developers and publishers to offer high-quality game-centric live streaming content and identify trending game titles and tournaments. Thus, the relationship with games partners is crucial to the success of game-centric live streaming platforms, and also serves as a key barrier to entry. In addition, through commercial partnerships with game developers and publishers, game-centric live streaming platforms can also capitalize on more monetization opportunities.

BUSINESS

OUR MISSION

        We make the world a fun place through games and other interactive entertainment.

OVERVIEW

        We are the largest game-centric live streaming platform in China and a pioneer in the eSports value chain. We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. According to iResearch, among China's game-centric live streaming platforms, we ranked:

  •
  first by the size of our user base as measured by average total MAUs on both mobile and PC platforms during the fourth quarter of 2017 and 2018;

  •
  first by the level of user engagement as measured by average total daily time spent by active users on our platform during the fourth quarter of 2017 and 2018; and

  •
  first by the number of top 100 game streamers with whom we contracted in December 2017 and December 2018.

        The passion for games and interactions among gamers and game enthusiasts extend beyond just playing. Against the backdrop of eSports' booming popularity, China has a massive and growing gamer community that is seeking interactive and engaging entertainment through game live streaming. According to iResearch, China is the world's largest game-centric live streaming market, with approximately 4.9 times the MAUs of the U.S. market in 2018. Revenues from China's game-centric live streaming market is expected to grow at a CAGR of 24.7% from 2016 to 2018, which is nearly twice the expected growth rate of the non-game-centric live streaming market. Game-centric live streaming revenue accounted for 13.8%, 24.1% and 28.0% of total live streaming revenue in 2016, 2017 and 2018 in China. In 2018, live streaming annual ARPPU in China was RMB574, while game-centric live streaming annual ARPPU in China was RMB365, indicating significant potential for growth. The average total MAUs of game-centric live streaming platforms in China is expected to increase from 255 million in 2018 to 417 million by 2023. As the leading game-centric live streaming platform in China, we are well positioned to capture a significant share of this large and growing user base.

        Our platform attracts a large number of highly loyal and engaged users. As of December 31, 2016, 2017 and 2018, we had 98.7 million, 182.1 million and 253.6 million registered users, respectively. With 111.4 million average MAUs on our PC platform and 42.1 million average MAUs on our mobile platform, we had 153.5 million average total MAUs during the fourth quarter of 2018, representing year-over-year growth of 14.3% from 134.3 million average total MAUs during the same period of 2017. We consider our PC platform an important component of our business as it attracts PC users who are more devoted eSports enthusiasts and is a natural gateway to eSports games, which enables users to simultaneously play games and watch game live streaming. According to iResearch, we were the most searched game-centric live streaming platform in China based on average of Baidu's search index and ranked as the top free and top grossing game-centric live streaming app in Apple's App Store in 2018. Our large user base is primarily acquired through organic growth, with over 92% of our new mobile users in the fourth quarter of 2018 installed our apps without third-party marketing. Our diverse product offerings and continuously enriched content allow us to effectively retain users, evidenced by our over 75.2% and 74.9% average next-month active user retention rates over the past twelve months as of December 2017 and December 2018, respectively. Our average next-three-month active user retention rate was 68.9% and 68.6% for the same periods. Our large and loyal user base is also highly engaged, as evidenced by the average total daily time spent by active users of 17.2 million and 24.2 million hours in the fourth quarter of 2017 and 2018, respectively. The average daily time spent by each active user was 40 minutes and 54 minutes for the same periods. Our active users spent over 1.6 billion and 2.2 billion hours on our platforms and generated more than 2.0 billion and 2.1 billion bullet chats in the fourth quarter of 2017 and 2018, respectively.

        Our platform brings together a deep pool of top streamers and provides a sustainable streamer development system. As of December 31, 2017 and 2018, our platform had 3.9 million and 6.0 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly as of each date. These top exclusive streamers streamed an average of 3.8 and 4.2 hours per streamer in the fourth quarter of 2017 and 2018, respectively, and all of our streamers generated a total of 16.6 million and 29.8 million streaming hours during the same periods. Approximately 430 and 592 of our streamers had more than one million viewers during the fourth quarter of 2017 and 2018, respectively. Approximately 384,800 of our streamers are managed through talent agencies as of December 31, 2018. Our exclusive contract model with top streamers helps ensure a consistent supply of quality content, which is effectively supplemented by the talent agency model that captures a large group of promising and rising streamers. With years of experience, we have developed a well-designed system to discover, train, and promote streamers who are already popular or have demonstrated the potential to become popular, and to help them grow and monetize their popularity.

        As one of the first game-centric live streaming platforms to make the foray into eSports, we are strategically positioned to benefit from the proliferation of the eSports industry in China. The eSports industry generates highly attractive content and helps to transform our platform into an engaged and vibrant community. Through our investments in and collaborations with a variety of participants across the value chain, we have gained coveted access to premium eSports content attracting millions of viewers to our platform and enabling us to organize our own tournaments and produce exclusive eSports content only available on our platform which further attracts users and improves their stickiness. According to iResearch, we had the largest eSports viewer base as measured by average total MAUs that viewed eSports live streaming during the fourth quarter of 2017 and 2018. Our average total eSports MAUs were approximately 80.9 million and 95.8 million in the fourth quarter of 2017 and 2018, respectively.

        We have built powerful technology infrastructure to ensure a stable and optimized live streaming experience for our users. The optimized user experience attracts a large number of users on our platform and enables us to collect and analyze vast amounts of behavioral data leveraging our big data analytics capabilities. Investing in the user experience generates significant benefits for our platform. For example, since the implementation of our customized content recommendation system in early 2016, our user click-through rate for content recommendations on our home page increased from 18% in June 2016 to 43% in December 2018. Through comprehensive and refined content categorization, customized recommendations and development of new products and features, we enhance user experience to attract new users and increase user loyalty.

        We employ a multi-channel monetization model. We believe the vibrant and interactive game community created on our platform drives user satisfaction, which provides diversified opportunities for user spending. Leveraging a large number of viewers and a deep pool of streamers, our monetization channels primarily include live streaming and advertisement. Live streaming is our main monetization channel and generated 77.7%, 80.7% and 86.1% of our total net revenue in 2016, 2017 and 2018, respectively. Our live streaming revenue is primarily derived from the sales of a wide array of virtual gifts. Our massive and highly engaged user base attracts advertisers from a wide spectrum of industries, which has led to rapid growth in our advertising revenue since 2016. In addition, we generate a small portion of our revenue from game distribution, which involves revenue-sharing arrangements with game developers and publishers. These channels effectively supplement each other and unleash future monetization potential.

        We have grown rapidly since our inception. Our revenue increased from RMB786.9 million in 2016 to RMB1,885.7 million in 2017, and reached RMB3,654.4 million (US$531.5 million) in 2018. We had net loss of RMB782.9 million, RMB612.9 million and RMB876.3 million (US$127.4 million) during those same periods.

OUR STRENGTHS

        We are at the forefront of the game-centric live streaming industry in China. We believe that the following competitive strengths contribute to our success and differentiate us from our competitors.

Leading game-centric live streaming platform

        We are the largest game-centric live streaming platform in China measured by average total MAUs and average total daily time spent by active users in the fourth quarter of 2017 and 2018, according to iResearch. Our average total MAUs were 134.3 million and 153.5 million in the fourth quarter of 2017 and 2018, respectively, while our average total daily time spent by active users was 17.2 million hours and 24.2 million hours in the same periods. The average daily time spent by each active user in the fourth quarter of 2017 and 2018 was 40 minutes and 54 minutes, respectively. In the fourth quarter of 2018, our average total MAUs consist of 111.4 million average total MAUs on our PC platform and 42.1 million average total MAUs on mobile platform, both of which ranked first among China's game-centric live streaming platforms in the fourth quarter of 2018 according to iResearch. We consider our PC platform an important component of our business as it attracts PC users who are more devoted eSports enthusiasts and is a natural gateway to eSports games, which enables users to simultaneously play games and watch game live streaming. Our large and active user base has made us the go-to platform for top streamers, culminating in exclusive contracts with 38 and 50 out of China's top 100 game streamers in December 2017 and December 2018, according to iResearch. We also had the highest share of the top 100 game streamers for six and eight of the top 10 streamed games in China for the same periods, according to iResearch.

        We are prominently positioned at the center of China's eSports ecosystem, connecting viewers, streamers, game developers and publishers, advertisers, eSports teams and eSports tournament organizers. With our large and growing active user base, we create an interactive community where streamers generate high quality content to attract more users. The growth in the number of users and streamers bolsters their commercial value to advertisers, game developers and publishers, who access their target audiences through our platform and in turn create more attractive products to draw an even larger number of users to our platform. As a result, our interactive community fuels a powerful self-reinforcing network effect that helps solidify our leadership position in the game-centric live streaming market in China.

Large and highly engaged user base

        We believe we are the go-to platform for game-centric live streaming in China. According to iResearch, we had the highest number of average total MAU among game-centric live streaming platforms in the fourth quarter of 2018. In 2018, according to iResearch, we were the most searched game-centric live streaming platform in China based on average of Baidu's search index and ranked as the top free and top grossing game-centric live streaming app in Apple's App Store. Our rich and dynamic content offerings and engaging social media features bolster organic growth of our user base. In the fourth quarter of 2018, over 92% of our new mobile users installed our apps without third-party marketing. Since inception, we have grown our user base significantly. As of December 31, 2016, 2017 and 2018, we had 98.7 million, 182.1 million and 253.6 million registered users, respectively. Our average total MAU grew from 82.5 million in the first quarter of 2016 to 153.5 million in the fourth quarter of 2018.

        Our user base is also loyal and highly engaged. For the past twelve months ended December 2018, our average next-month active user retention rate exceeded 74.9%, as compared to over 75.2% for the past twelve months ended December 2017. Our average next-three-month active user retention rate was

68.9% and 68.6% for the same periods. In the fourth quarter of 2017 and 2018, our active users spent over 1.6 billion and 2.2 billion hours and posted over 2.0 billion and 2.1 billion bullet chats on our platform in total, respectively. We believe the longer our users use our platform, the longer viewing hours they tend to spend. Based on our data, our active users spend an average of 5.7 hours per month during their first quarter of accessing our platform, 13.5 hours per month in the fourth quarter from the quarter when they first accessed our platform and 15.9 hours per month the sixth quarter from the quarter when they first accessed our platform. We have started tracking the monthly viewing hours of active users based on the cohort of first-time viewers on our platform since the fourth quarter of 2016. We calculate the average monthly viewing hours per active user by dividing (i) the sum of viewing hours of active users by each viewer cohort in a particular quarter by (ii) the number of such active users (which excludes non-active users in such quarter) and (iii) the number of months in the quarter. We also offer virtual gifts and membership privileges to cultivate our users' paying habits, and as engagement increases, we believe that monetization will follow. Our paying ratio increased from 0.5% in the first quarter of 2016 to 2.8% in the fourth quarter of 2018. While in 2017 our quarterly average ARPPU was RMB156, in 2018 our quarterly average ARPPU was RMB208.

        We expand and solidify our user base through diverse product offerings and continuously enriched content. We engage our users via interactive social features and events both online and offline. For example, on our online social forum Yu-Bar, our streamers can interact with their followers through posting and replying to short blogs. In 2018, Yu-Bar witnessed approximately 144 million posts, responses, likes and forwards, collectively. We organize major offline events, such as "Douyu Carnival" which is a fan meet-and-greet event for popular streamers. Our 2018 Douyu Carnival attracted more than half a million offline visitors and was viewed online for over 230 million times. We also offer various other entertainment genres to keep our users engaged on our platform.

Deep pool of top streamers empowered by a comprehensive streamer development system

        Our large, enthusiastic and highly engaged user base has attracted a deep pool of top streamers to our platform. According to iResearch, in December 2017 and December 2018, we ranked first in terms of the number of top 100 game streamers in China that we contracted with, which was 38 and 50 out of China's top 100 game streamers, respectively. As of December 31, 2017 and 2018, our platform had 3.9 million and 6.0 million registered streamers, respectively. We sign exclusive contracts with top individual streamers directly. We also sign contracts with streamer talent agencies to manage our streamers. Our exclusive contract model ensures the stability of top streamers and their production of high quality streaming content, and our platform is enhanced by our talent agency model, which captures a large group of promising, rising streamers. During the fourth quarter of 2017 and 2018, our streamers generated a total of 16.6 million and 29.8 million streaming hours, respectively. As of December 31, 2017 and 2018, we had entered into exclusive agreements with more than 5,200 top streamers. These top exclusive streamers streamed an average of 3.8 and 4.2 hours per streamer in the fourth quarter of 2017 and 2018, respectively. Followers of our exclusive streamers generated 65% and 63% of the total viewing time across our platform in the same periods.

        We have established a comprehensive streamer development system to discover, train, and promote our streamers. Our talent scouting program aims to discover talented streamers at an early stage. This program is based on a well-designed streamer performance monitoring system, which uses more than 20 quantitative metrics generated from our proprietary user data analytics. After discovery and signing, we invest significant resources to incubate and train our exclusive streamers to improve their live streaming techniques and develop their personal styles to help grow their viewer base. In addition, we endeavor to increase streamers' influence beyond live streaming by offering them additional online and offline commercial opportunities. Consequently, our platform is home to a large group of top streamers in China, evidenced by over 590 exclusive streamers each having more than one million viewers during the fourth quarter of 2018. In December 2017 and December 2018, we had the highest share of the top

100 game streamers for six and eight of the top 10 streamed games in China, respectively, according to iResearch.

Strategically positioned in eSports to secure coveted access to premium content

        The growing popularity of eSports is an important phenomenon in the world of media and entertainment. As eSports content is mainly accessible online and distributed through live streaming, we believe we are well positioned to capitalize on the eSports industry growth by leveraging our leadership in China's game-centric live streaming industry. Recognizing the market potential since inception, we became one of the first live streaming platforms in China to make the foray into eSports. Our platform covers a broad range of eSports game titles. There are more than 300 game-themed channels on our platform each categorized by either an individual game or a certain genre, which typically covers multiple games. As of December 31, 2018, our platform streamed 94 out of the top 100 games ranked by iResearch based on Baidu's search index. According to iResearch, we had the largest eSports viewer base as measured by average total MAUs that viewed eSports live streaming during the fourth quarter of 2017 and 2018. Our average total eSports MAUs were approximately 80.9 million and 95.8 million in the fourth quarter of 2017 and 2018, respectively. League of Legends, PlayerUnknown's Battlegrounds and King of Glory, the three most popular eSports games on our platform, each attracted over 40 million average total MAUs on our platform and in total generated over 1,050 million hours spent by our users during the fourth quarter of 2018.

        We believe the success of our platform helps make us the partner of choice for various participants along the eSports industry and helps promote the popularity of eSports in China. Game developers and publishers have been increasingly relying on live streaming platforms to promote the awareness and popularity of eSports games. Through our successful, long-term partnerships with major game developers and publishers, we stream official tournaments for the most popular eSports games. Since 2016, we have obtained global and nationwide exclusive streaming rights to 29 major tournaments in China, covering major games including League of Legends, PlayerUnknown's Battlegrounds, and DOTA2. In 2018, we streamed around 337 official tournaments and events.

        We also sponsor a large number of leading eSports teams internationally and domestically, including approximately 26 teams specializing in League of Legends, PlayerUnknown's Battlegrounds or King of Glory in 2018. Our collaboration with leading eSports teams gives us access to premium quality eSports content, including training videos and play-throughs by leading eSports teams, which attracts millions of enthusiastic viewers to our platform. As of December 31, 2018, approximately 48 former professional players streamed to provide premium quality eSports content on our platform. In 2018, such former professional players attracted approximately 120 million viewers.

        To further increase our influence in the eSports ecosystem, we organize our own eSports tournaments and produce content exclusive to our platform. In 2018, we organized approximately 85 eSports tournaments, among which the most popular one, Golden Grand Tournament , attracted 18.7 million viewers. During the 2018 spring season of Douyu Super League, the eSports games were viewed online over 111 million times and approximately 5.2 million bullet chats were generated.

Technology-and big data-enabled user experience and value proposition

        We focus on technological advancement. Our solid technology and big data analytical capabilities enable us to provide better user experience and enhance value proposition to partners.

        Our technologies help us offer superior live streaming experience. With our video stream scheduling capability, multi-dimensional CDN technology, and best-in-class low latency P2P technology that can process high volume of data with minimal delay (latency), we provide stable high-resolution viewing experience to viewers while minimizing bandwidth cost. We collect and analyze vast amounts of behavioral data leveraging our large viewer base and big data analytic capabilities. This enables us to gain unique viewer insights and recommend customized content to them. Since the implementation of customized recommendation system in early 2016, our viewer click-through rate for content recommendations on our home page increased from 18% in June 2016 to 43% in December 2018. In addition, our AI technology automatically selects highlights from live streaming and generates short video clips that our viewers may watch at any time.

        Our technologies also help enhance our value proposition to advertisers and eSports partners. For example, through big data analytics, we can identify the most effective way of promoting products, and help game developers and publishers to better target traffic on our platform. Our smart scenario advertising service captures and analyzes real-time live streaming content using AI image detection technology and place integrated interactive advertisements accordingly.

Multiple monetization channels with significant potential

        We have established multiple monetization channels including live streaming, advertisement and others. The vibrant and interactive game community created on our platform drives user satisfaction, which motivates user spending across a diversified range of scenarios. As a result, we continually monitor the latest developments in the industry and seek to expand our monetization channels.

        Live Streaming.    Live streaming is our main monetization channel. Revenue from live streaming accounted for 77.7%, 80.7% and 86.1% of our total net revenue in 2016, 2017 and 2018, respectively. We primarily generate live streaming revenues through sales of virtual gifts. Gifting is the natural expression of affection from game enthusiasts to inspire and show appreciation to streamers. We continually promote the popularity of our streamers and solicit content compelling to our users and encourage our viewers to gift their favorite streamers through our platform. We incentivize user spending by offering customized virtual gifts and various streamer and user rankings on our platform. These efforts have led to a rapid growth in the number of quarterly average paying users from 0.9 million in 2016 to 2.4 million in 2017 to and further to 3.8 million in 2018. Moreover, our quarterly average ARPPU changed from approximately RMB164 in 2016 to RMB156 in 2017 and increased to RMB208 in 2018.

        Advertisement and others.    Advertisement on our platform has strong appeal to advertisers, including both brand and game publishers, due to our large and engaged user base. We provide a variety of advertising formats, including (i) integrated promotion activities during live streaming, (ii) advertisement display, and (iii) online and offline events-related advertisements. We expect to introduce more integrated promotion activities that are engaging, creative and fun, as they cause fewer interruptions to our users while offering increased potential due to less time and space restrictions than traditional display advertisements. We also hold our own events that are sponsored by advertisers, who have naming rights to these events. Given that many of our users are game enthusiasts, we are well positioned to provide other services to game developers and publishers, including game distribution.

Visionary and experienced management team with strong shareholder support

        Our platform was founded on our passion for online games and technology innovation. As a pioneer of game-centric live streaming and eSports in China, we have propelled the development of the industry and plan to continue to capitalize on its growth. Our founder and CEO, Mr. Shaojie Chen, is a successful and renowned entrepreneur with a proven track record. He founded the eSports platform Zhangmenren and the online video platform Acfun before founding DouYu. Our co-founder and co-CEO, Mr. Wenming Zhang, has outstanding technological credentials combined with diverse management experience. He also co-founded Zhangmenren with Mr. Chen. In addition, our management team has extensive experience in the online game and live streaming industries.

        We also benefit from the strong capabilities and support of Tencent, our major shareholder and strategic partner, in live streaming, advertisement and game distribution, which helps reinforce and solidify our position as a leading game-centric live streaming platform in China. See "Business—Our Relationship with Tencent" for a more detailed description of our cooperation with Tencent. We intend to further solidify our strategic cooperation with Tencent in the future.

OUR STRATEGIES

        To fulfill our mission of making the world a fun place through games and other interactive entertainment, we plan to pursue the following strategies to grow our business.

Further strengthen our position in the eSports industry

        We intend to further strengthen our pivotal position in the eSports industry by dedicating more resources and capital to explore this market. We plan to continue organizing our eSports tournaments, investing in eSports team sponsorship and commercial promotion of professional gamers on our platform, while also seeking opportunities to acquire more live streaming rights of high-profile eSports events and creating more innovative proprietary eSports related content. Leveraging our current and future collaborative relationships with game developers and publishers, eSports teams and professional team members, we expect to broaden our access to premium eSports content and thus attracting more eSports enthusiasts to our platform.

Continue to attract more viewers and streamers while investing in technologies

        We strive to provide the most captivating content and build a more dynamic and highly interactive community to expand our user base and to increase user engagement. We will continue to enhance and optimize our user experience through investment in and utilization of propriety data insights and leading technological capabilities. We also plan to work with more content providers to diversify the entertainment genres on our platform in order to offer a more integrated and engaging social experience, such as through co-development of customized games and organizing eSports events to enable more interactive social functions. Through enriched content and enhanced engagement, we intend to retain our viewers within our platform for a longer life cycle.

        We also plan to attract, nurture and promote more streamers. We seek to adopt more customized approach with streamers to groom their popularity and better monetize their traffic and popularity. We also plan to increase our collaborations with talent agencies to enlarge our streamer pool. We intend to leverage our expertise and resources to promote streamers holistically by enhancing their public exposure across both online and offline channels such as Douyu Carnival . We expect to continue to build our brand equity and awareness, which will enable us to further attract and retain viewers and increase our streamers' stickiness to and reliance on our platform.

        Technology is vital to our success as a leading online entertainment platform. We plan to further invest in R&D and adopt cutting-edge technologies. We will further leverage our AI technology and big data analytics to more effectively identify high potential streamers, analyze the needs of our viewers and advertisers and provide more customized products and services to enhance our user experience.

Increase monetization capabilities

        We intend to expand user monetization by increasing viewers willingness to pay through diversified paying scenarios, such as customized virtual gifts, and enhanced interaction between streamers and viewers. We also plan to increase revenue generated through membership subscription fees by offering more premium content and new functionalities accessible by members only.

        We plan to broaden our advertiser base. We plan to offer more comprehensive and innovative advertising solutions to our business partners based on viewers' behavior, demographics and interests. We also plan to launch new formats of advertising placements, such as advertisements in highlight replays during the intervals between matches to increase our advertising effectiveness while minimizing viewer disturbance. We will monitor and evaluate market developments and consider partnering with game publishers and game producers to jointly operate and distribute new games on our platform. We are also exploring collaborations with game developers to enhance user experience and diversify viewer gifting scenarios.

        We plan to explore more innovative approaches to promote and commercialize streamers by enhancing their popularity.

Selective overseas expansion

        We target to further explore overseas markets through organic expansion and selective investments. Our target markets are those with good eSports environments and high growth potential. We aim to transfer our capabilities and experience in China to these new markets, and have acquired a controlling stake at Gogo Glocal, a company incorporated under the laws of the Cayman Islands, who holds Nonolive through a wholly-owned subsidiary Doyu HongKong Limited, a company incorporated under the laws of Hong Kong. Nonolive is a mobile live streaming platform focused on overseas markets. Doyu HongKong Limited acquired the business of Nonolive in 2018.

OUR BUSINESS

Content on Our Platform

        We are dedicated to providing a wide range of live streaming content with a primary focus on games, especially on eSports. Our diverse content also covers other entertainment options such as talent shows, music and outdoor activities to better serve a broad user base and cater to diverse interests. Those non-game content also complements our game content.

Games

        Games content, especially eSports content, has been our focus since inception. 72.0% of our streamers were game streamers as of December 31, 2018 and game streaming attracted 81.3% of viewership in terms of total viewing hours across our platform in the fourth quarter of 2018. Our massive user base, deep pool of top streamers, and strong brand awareness allow us to secure coveted eSports content. In addition, we leverage our business acumen and insight, as well as big data capabilities, to identify and promote top trending games.

        The following table illustrates selected core competitive games streamed on our platform with strong eSports elements:

        Our dynamic game streaming content is generated primarily from eSports. In addition to competitive games, we also offer other games genres such as role-playing games and console based games.

eSports

        In light of the growth potential of the Chinese eSports market and the popularity of eSports among younger generations, we made the foray into eSports since inception and now prioritize eSports in our business development. With our game-centric nature, brand awareness and well-established online distribution capabilities, we are the partner of choice for various participants along the eSports industry and have promoted the growth of the China eSports industry.

        We have a large number of eSports viewers. League of Legends, PlayerUnknown's Battlegrounds and King of Glory, the three most popular eSports games on our platform, each attracted over 40 million average total MAUs on our platform and in total generated over 1,050 million hours spent by our users during the fourth quarter of 2018. In addition to streaming of major eSports events and tournaments, we sponsor or cooperate with professional player teams and associations and organize our proprietary eSports tournaments.

Coveted Access to Premium eSports Content

        By providing access to our massive user base, we have successfully fostered long-term partnerships with major game developers and leading eSports teams. As eSports content is mainly accessible online and distributed through live streaming, we are well positioned to help connect downstream users with upstream game developers. Game developers and publishers have been increasingly relying on live-streaming platforms to promote the awareness and popularity of newly published games. Live streaming platforms played a significant role in the commercial success of some of the major games today, such as PlayerUnknown's Battlegrounds. This mutually beneficial relationship has solidified our partnerships with participants on the eSports industry.

        These partnerships give us access to premium quality eSports content that attracts millions of enthusiastic viewers to our platform. Leveraging our collaborative relationships with major game developers and publishers, we stream official tournaments for some of the most popular eSports games. Since 2016, we have obtained global and nationwide exclusive streaming rights to 29 major tournaments in China, covering major games including League of Legends, PlayerUnknown's Battlegrounds, and DOTA2. In 2018, we streamed around 337 official tournaments and events.

        We differentiate ourselves from other platforms streaming eSports competitions by creating our proprietary content involving popular streamers for better viewing experience. We believe that our proprietary content and features provided will further increase the popularity of eSports tournaments. On our official streaming channel, we produce commentary programs before and after matches to provide informed match previews and post-match reviews by professional players. In addition, our platform also offers discussion forums and tournament footage archives, all tailored at satisfying viewer demand and improving the viewing experience.

eSports Team Professionals or Collaboration

        We sponsor, promote and collaborate with professional eSports teams who either represent our brand in eSports tournaments or produce exclusive content, including play-through, training, tutoring and commentating on eSports tournaments. We sponsor a large number of leading eSports teams internationally and domestically, including approximately 26 teams specializing in League of Legends, PlayerUnknown's Battlegrounds or King of Glory. In addition, approximately 48 former professional players streamed to provide premium quality eSports content on our platform as of December 31, 2018. In 2018, such former professional players attracted approximately 120 million viewers.

        Under our collaborative framework, we have the naming rights of certain teams we sponsor and their related products. We have the right to commercialize the popularity of their team members, and we have exclusive intellectual property rights to certain content generated by the members of the teams we sponsor. We arrange advertisement activities and other online and offline events for them and receive a portion or all of the revenues generated from these activities and events. We also have the flexibility of allocating streaming hours of the eSports teams we sponsor pursuant to viewer demands throughout the day. In return, we pay a sponsorship fee and promote the sponsored teams on our platform. We may also incentivize our sponsored teams to reach a certain ranking by offering an incentive fee.

        Our sponsorship of eSports teams allows us to discover and recruit high quality streamers more efficiently as professional players naturally have more competitive advantages in becoming a top-performing game streamer. We recruited more than 225 exclusive top-performing game streamers from the eSports teams we sponsored as of December 31, 2018. As of the same date, 62 game streamers from the eSports teams we sponsored granted us naming rights.

Organization of eSports Tournaments

        In addition to streaming eSports tournaments and events held by others, we organize our own eSports tournaments, whose participants are often our streamers and viewers, which add on to the interactive nature of our platform and enhance the user experience. In these self-organized tournaments, our top streamers lead teams formed by our viewers to compete with each other. We live stream these tournaments, and we partner with certain media outlets to publicize and promote them. Through our organization and promotion, we have propelled the popularity of a group of streamers who emerged from these competitions and have recruited many rising streamers. In 2018, we organized approximately 85 eSports tournaments, among which the most popular one, Golden Grand Tournament , had attracted 18.7 million viewers. Douyu Super League runs two seasons (Spring and Fall) every year and covers more than 15 popular eSports games, including League of Legends, DOTA 2, PlayerUnkown's Battleground, CS: GO and King of Glory. During the 2018 spring season of Douyu Super League, the eSports games were viewed online over 111 million times and approximately 5.2 million bullet chats were generated. Our self-organized eSports tournaments further expand our content offering and bring monetization opportunities of selling sponsorship rights to third-party sponsors.

Other entertainment content

        To accommodate our users' diverse interests and retain our strong game-centric traffic, we have expanded our content to include a wide spectrum of live streaming entertainment options, such as talent shows, music, outdoor and travel. This helps promote our brand, attract a diverse user base, increase user monetization potential and drive user engagement and stickiness.

Video clips

        In addition to providing live streaming content, we record and offer high-quality video clips to allow users to watch replays of selective live streaming content. Our viewers and streamers can also edit and upload short video clips by themselves. The flexibility of video clips incentivizes users to explore more content and enhances user engagement.

Our Users

        We have a large and engaging young user base with a high propensity to spend and share on social networks. As of December 31, 2016, 2017 and 2018, we had 98.7 million, 182.1 million and 253.6 million registered users, respectively. During the fourth quarter of 2017 and 2018, we had the largest live streaming user base among game-centric live streaming platforms in China as measured by average total MAUs, according to iResearch. Our average total MAUs grew from 85.6 million in 2016 to 112.6 million in 2017, representing a year-over-year growth of 31.5%. Our average total MAUs was

153.5 million for the fourth quarter of 2018, consisting of 111.4 million average total MAUs on our PC platform and 42.1 million average total MAUs on our mobile platform. Expansion in our user base is mainly driven by organic growth without third-party marketing, as a result of our diverse and high quality content product offerings and strong brand recognition, and is impacted by seasonality in our business. Over 92% of our new users in the fourth quarter of 2018 installed our apps without third-party marketing.

        Our users are attracted to and retained by our rich game-centric content and influential streamers. According to iResearch, we were the most searched game-centric live streaming platform in China based on average of Baidu's search index and ranked as the top free and top grossing game-centric live streaming app in Apple's App Store in 2018. We have incentive structures in place to reward users for staying active on our platform, such as giving viewers a certain amount of virtual currencies for each increment of stream viewing time that they reach per day. We ranked first in terms of average total daily time spent by active users in the fourth quarter of 2017 and 2018, among all game-centric live streaming platforms in China, according to iResearch. Our average total daily time spent by active users was 17.2 million and 24.2 million hours during the fourth quarter of 2017 and 2018, respectively, while our average daily time spent by each active user was 40 minutes and 54 minutes for the same periods. Our quarterly average paying users grew from 0.9 million in 2016 to 2.4 million in 2017, and further to 3.8 million in 2018.

        Given the lifestyle of younger generations, our users tend to be young individuals who enjoy eSports and other visual entertainment content through live streaming, while socializing with others on a real-time basis. We target a young user base by establishing our brand in streaming and eSports and offering features popular among the younger generation on our platform. Their willingness to spend more time and to pay grows in parallel with their income as they age. A substantial proportion of our users are in economically developed areas, which have higher Internet penetration rates and higher household disposable income.

Our Streamers

        Our streamers are the primary source of new content on our platform. As of December 31, 2018, 72.0% of registered streamers and 81.4% of exclusive streamers were game streamers who are professional or recreational game players that enjoy playing games and sharing their skills and insights. Our streamers also include self-made entertainers such as singers who can utilize our platform to showcase their skills, talents and ideas. Being a new social phenomenon in China, streamers are like key opinion leaders or social icons who have gained wide popularity among the younger generation. As the population of streamer population grows and their needs to commercialize their popularity continue to rise, we serve as the platform to facilitate the monetization of this new social phenomenon.

        As of December 31, 2018, our streamer pyramid consisted of 6.0 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly, approximately 384,800 streamers managed through talent agencies and the rest who are self-registered streamers. As of December 31, 2017, our platform had 3.9 million registered streamers, including more than 5,200 top streamers each of whom entered into an exclusive contract with us directly. We ranked first in terms of the number of top 100 game streamers we contracted with, which was 38 and 50 out of China's top 100 game streamers, and had the highest share of the top 100 game streamers for six and eight of the top 10 streamed games in China in December 2017 and December 2018, respectively, according to iResearch. In addition to the top streamers with whom we sign direct exclusive contracts, we enter into collaborative agreements with talent agencies which are associations of streamers that organize streaming activities for their member streamers and promote them. Talent agencies provide us with a diversified pool of streamers. For details, please refer to "—Streamer Engagement."

  Streamer Engagement

        Our platform engages streamers in three ways: (1) signing exclusive contracts with streamers directly; (2) signing contracts with streamer talent agencies to manage our streamers; and (3) self-registration by streamers.

  Exclusive Contract Model

        Under this model, we enter into exclusive contracts with individual streamers directly. The exclusive contract model is an important way to recruit and retain high quality streamers. The over 5,200 top streamers we signed exclusive contracts with as of December 31, 2018, are the bedrock of our platform and have contributed vastly to user attraction and retention and revenue generation. In 2018, our exclusive streamers contributed 62.6% to total viewership in terms of viewing hours on our platform and 50.3% of the total live streaming revenue generated from our platform. We believe our strategic focus on exclusive contracts with top streamers offers us unique competitive advantages as compared to other game-centric live streaming platforms.

        Our exclusive contracts have exclusivity clauses that require streamers to live stream on our platform only during the contract term. In addition to payments of a portion of virtual gift sales and advertisement sales, we typically pay our exclusive streamers base compensation based on the content he or she produces and the number of concurrent viewers who watch live-streaming at the same time. We have the right to review and adjust our streamers' base compensation taking into account their performance metrics. As such, our exclusive streamers are incentivized to produce engaging content that attracts more viewers and promotes spending on our platform.

        We have the right to commercialize the streamers and the content they produce as our intellectual property under the exclusive contract model. We promote and monetize the popularity of our exclusive streamers through online and offline commercial activities, such as shows on popular Internet platforms and TV channels. The typical contract term is three to five years and is renewable upon mutual consent. After signing, we are responsible for arranging commercial activities for them. Under this contract model, we require minimum effective live streaming hours from our exclusive streamers, which refer to hours meeting the lowest predetermined concurrent stream viewership. Utilizing our big data analytic capabilities, we allocate the live streaming hours for these streamers to match user activity levels to maximize our operational efficiency. We also have control over the content streamed by exclusive streamers. We have dedicated teams that focus signing exclusive streamers broadcasting different genres of content to diversify our content offering.

  Talent Agency Model

        We also enter into collaboration agreements with talent agencies to manage our streamers. Talent agencies are responsible for recruiting, training, managing and promoting their own member streamers, and are also responsible for organizing streaming activities on our platform. We only pay talent agencies a portion of the virtual gift sales which will typically be redistributed to their members by the talent agencies.

        Contracting with talent agencies is an important component of our operations. It contributes to our revenue and ability to discover and recruit diversified streamers in an efficient way. We can access a diverse range of streamers by entering into collaboration contracts with their talent agencies. Under the talent agency model, we provide guidance on content monitoring to the talent agencies, who in turn manage and promote their members. All talent agencies and their members must comply with our guidance and policies pursuant to our collaboration agreements with them.

  Self-Registration Model

        A large number of streamers self-registered on our platform to share their interests in games, who are attracted to our platform by virtue of our reputation and scale. The self-registered streamers also form a large talent pool that provides steady supply of future popular streamers.

  Streamer Discovery and Development

        With the help of our comprehensive performance metric analytical system, we identify top streamers with potential for high popularity, with whom we seek to sign exclusive contracts. These metrics include the quality of a streamer's content, activity levels and user engagement. After identifying streamers with potential, we put them into different categories according to the demographics that they likely appeal to and help direct traffic from their target demographics to them by giving them top positions of streaming rooms. If these streamers perform to our satisfaction after a performance monitoring period, we may sign exclusive base compensation contracts with them and further design career development plans for them.

        Leveraging our unique industry insights and proprietary big data analytics capabilities, we establish development plans for streamers which not only optimize the streamed content itself, but also help guide the streamers to focus on trendy topics and increasing the streamers' positive public exposure. We promote streamers' content on and outside of our platform, boost their popularity through traditional media channels and provide them with opportunities to attend online and offline activities where they can further increase their public exposure, such as Douyu Carnival .

  Case Study

        Below is a case study of one of our star streamers, which is representative of our discovery and development system:

        Streamer A started streaming on our platform with a few thousand followers. Through our streamer discovery system, we identified his potential to become a much more popular streamer and started promoting him in 2016. Our promotion methods included having him compete with our most popular game streamers in our well-publicized all-star streamer tournament, having him interact with fans for the first time offline at our Douyu Carnival , which produced a lot of goodwill and positive publicity, promoting his personal game lecture video series on Tencent WeGame and having him make public appearances with established streamers and other celebrities. Streamer A now enjoys the reputation of being the go-to game tutor and commentator, and had over 16 million followers as of December 31, 2018.

  Streamer Retention

        We retain our top streamers by increasing the attractiveness of our platform. Our streamers enjoy broad exposure to a large user base through our network and we also invest in streamers' professional development by providing online and offline promotion activities to propel them to greater stardom. We take steps to mitigate the risk of losing our streamers to other platforms. For every streaming genre or section, we have several top streamers that are in friendly competition with each other to avoid a monopoly by one streamer and to attract viewers who may be viewing at different times of the day. We also try to discover and cultivate emerging streamers to serve as backups in case we lose certain top streamers for a genre. Historically, we have not suffered material losses or negative financial impact on our revenue due to the departure of top streamers.

        Our streamers are also subject to certain non-compete clauses during or after the contract period. We are entitled to sizeable liquidated damages upon breach by a streamer, which we believe is sufficient to deter breaches or cover the costs of recruiting a comparable streamer.

Monetization Opportunities

        We generate revenue through sales of virtual gifts during live streaming, advertisement services and others.

  Live Streaming

        We derive a substantial portion of our revenues from live streaming, mainly from the sale of virtual gifts. In 2016, 2017 and 2018, we generated RMB611.3 million, RMB1,521.8 million and RMB3,147.2 million (US$457.7 million) from live streaming, representing 77.7%, 80.7%, and 86.1% of our total net revenues for the same periods. For the fourth quarter of 2018, we had 4.2 million paying users, 85.7% of which were users who gifted during watching game-centric live streaming content.

        Users are able to purchase virtual gifts on our platform using our virtual currency and send them to streamers as a gesture of appreciation or support. Users can purchase the virtual currency on our site via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. In addition to purchasing these virtual currencies on our site, users can purchase virtual currencies from our online store at third-party websites such as Tmall.com. The price of our virtual currency does not change and virtual currency does not expire. However, virtual currency is non-refundable and may not be converted back to cash or be transferred between users.

        When a streamer receives a virtual gift, that virtual gift is displayed in his or her profile. We pay our streamers fees based on a percentage of revenue from virtual gift sales on live streaming channels. We have the system in place to foster the interaction and promote spending on our platform. We also offer other subscription-based privileges to incentivize user spending, such as our premium monthly subscription service—premium member Our premium member service is a prepaid package which encourages user spending.

        A wide variety of virtual gifts are available to our users, with prices ranging from approximately RMB0.1 to approximately RMB2,000. We provide an innovative and diverse selection of virtual gifting to convert our active users to paying users and frequently release new virtual goods related to events and pop culture trends to increase sales. In addition, we organize streamer popularity contests to promote spending by viewers to show support of the streamers they follow.

  Advertisement and Other Services

        We generate revenues from advertisement and other services, including brand advertisements, game advertisements and to a lesser extent, game distribution. Our advertisement and other revenue was RMB175.6 million, RMB363.9 million and RMB507.2 million (US$73.8 million) in 2016, 2017 and 2018, which constituted approximately 22.3%, 19.3% and 13.9% of our total revenues for the same periods.

  Advertisement

        Our value proposition to advertisers is driven by our strong brand recognition, massive and engaged user base. We offer a full suite of precise and effective advertisement products and marketing strategies, successfully attracting a large number of advertisers. We distribute advertisements in three ways: (i) integrated promotion activities during live streaming, where advertising partners integrate their service or products with our shows, programs or events where our streamers play an active role in the promotion; (ii) traditional display advertisements in various areas of our platform, where advertising partners directly place their services or products; and (iii) online and offline events-related advertisements, where advertising partners can participate to promote their services or products. As integrated promotion activities and online and offline events-related advertisements cause fewer interruptions to our users while offering greater potential due to fewer time and space restrictions than traditional display advertisements, they are an important part in our advertisement revenue. We expect such advertising format to contribute an increasing portion of advertisement revenues.

        Our advertisers may request a specific streamer to deliver integrated promotion activities during live-streaming. We help the streamers determine the price with big data analytics and industry knowledge. Our streamers must sign advertisement contracts with us and may be entitled to a portion of the fees. A direct contract between the advertiser and our streamer is strictly prohibited. The price of our advertising services depends upon various factors, including the form and size of the advertisement, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. In 2016, 2017, and 2018, we provided services to 245, 222, and 282 advertisers, respectively.

        Our traditional display advertisements include, but are not limited to, full screen advertisements, slides, banners, links, videos, logos and buttons. We offer advertisement placements on our home page or pre-streaming. Such placements may stay on the top or bottom of the streaming interface or appear as pop-ups.

        For integrated promotion activities during live streaming, we usually cooperate with third-party advertising agencies to identify advertisers to place order with us. For traditional display advertisements, we usually work with advertisers directly. Our advertising agency partners include members of the American Association of Advertising Agencies, or 4As, and other leading Chinese advertising agencies. We have been building connections with our advertisers and plan to sign more contracts with them directly going forward.

        Our brand and game advertising contracts are usually in the form of collaborative frameworks for a period of time. The brand advertising contracts require the third-party agencies to generate sales exceeding certain thresholds and the third-party advertising agencies are generally billed upon each advertisement and are required to pay promptly. For game advertisements, we provide links to the advertisers' games on our platform and are entitled to fees such as incentive fees for effective registration solicited through our platform, and we also utilize soft-product placements or ask our hosts to produce play-throughs of the games we promote.

  Others

        We also generate a small portion of our revenues from other services, including game distribution. Game distribution currently represents another monetization channel. With many of our audience being gamers, our platform is a prime gateway for distributing games from developers and publishers to their customers. Based on revenue-sharing contracts with developers and publishers of mobile and web-based games, we are compensated according to game-related user transaction volume our platform generates for the games we distribute. These revenue-sharing arrangements are usually in the form of collaborative frameworks for a period of time, which may be renewed in good faith upon expiration.

Our Platform

        Our platform offers unique features to our users, such as content recommendation, data analytic tools and room control. With its diverse content offering and advanced technological features, we believe our platform creates an interactive, engaging and fun community.

  Live Streaming Process and Platform Interface

        We operate our platform both on PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming.

  Streaming Process

        Live streaming is conducted in the form of real-time streaming units, also known as rooms or channels, on our website and mobile apps. The following flow chart illustrates the viewing and streaming process:

        To broaden our user base, we allow users to watch live streaming on our platform without registration, either through our website or mobile apps. To become a streamer, a user must register on our platform and verify his or her identity with a government issued ID. As a result, certain of our streamers are also active users as well as paying users on our platform. After the streamer's identity is verified, he or she may apply to create a new room for streaming. Once a room or channel is created, our streamers may customize video, audio and other room settings. We provide streamers and room managers with administrative accounts and they are responsible for monitoring and ensuring that their rooms' content comply with our terms of service. We usually assign one room to one streamer, who can then connect with other streamers using our live streaming platform to co-stream together.

        During streaming, viewers interact with streamers and with each other mainly through bullet chats. Our active users generated more than 2.1 billion bullet chats in the fourth quarter of 2018. The average number of bullet chats in our active room per day was 22.8 million for the fourth quarter of 2018. Users can also give virtual gifts to streamers to show their support and appreciation.

        In 2018, we had 2.8 million active rooms on our platform that the respective streamer has streamed at least once during this period.

        The following screenshots illustrate the appearance of our web portal and mobile app:

  Access Our Streaming Platform

  Viewer Access

        We developed a web-based streaming portal and its supplemental applications as well as mobile streaming apps to provide comprehensive viewing experiences for our viewers. Viewers can access our platform via our web portal at www.douyu.com or PC application Douyu PC Client Portal Alternatively, viewers can download our mobile app Douyu Live Streaming free of charge. Our web portal and mobile streaming app offer substantially similar functions and features, with our mobile streaming app providing simplified and easy to use functions tailored for mobile users.

  Viewer Features

        Our viewers have access to the following features, which create a fun, interactive and engaging user experience.

        Watching, following and sharing.    When watching a live stream, viewers have the option to specify screen resolutions, screen size and stream quality, or have the platform automatically adjust the settings based on their Internet connection. Viewers may choose to click on the "follow" button in a stream room to follow the streamer and receive notifications for future streaming. Viewers are also able to share links to live streams on social media platforms.

        Interaction.    Bullet chatting is featured on our platform to allow viewers to post messages that glide across the screen. Bullet chats can be seen by all viewers who watch the same live stream, stimulating interactions among viewers. Viewers can also communicate with each other or the streamer real-time through our regular chat room function. Lastly, viewers can initiate direct voice chat requests with the streamers.

        Content catalog and recommendations.    With our advanced matching algorithm and massive user data base, we are able to generate an individualized front page containing content recommendations for each user after they have signed in. To help our users navigate and explore our selection of live streaming rooms, we have created online catalogs grouped by categories for our users. These online catalogs are also searchable by keywords, streamers' names, and room numbers.

        Purchasing and gifting.    Viewers can purchase various virtual gifts on our platform with virtual currencies and send them to streamers. See "—Monetization Opportunities—Life Streaming." Purchases of virtual currencies can be made conveniently through our online store at third-party websites such as Tmall.com. Payments may also be made through third-party payment platforms, such as WeChat Pay and AliPay.

        Other social features.    We also develop new products and features to enhance user experience and increase user engagement. Our platform features Yu Bar a short-blogging community where streamers can interact with their followers by posting and replying to short blogs. During 2018, Yu-Bar witnessed approximately 144 million interactions including posts, responses, likes and forwards. In addition, we offer features such as "Streamer Tailor-made Gifts" that allow top streamers to design unique gifts to be purchased by their followers. Our "Douyu Fleet" allows users to create private groups of up to 2,000 members to complete certain tasks together to create vibrant interactions.

        Below are screenshots of interfaces showing the above-mentioned features:

  Streamer Access

        In addition to accessing our PC portal and mobile applications, streamers can easily live stream through the streaming applications we specifically developed for them, including our PC application Douyu Streaming Assistant and mobile app Douyu Game-centric Streaming Assistant With our mobile app, our streamers can stream anywhere and anytime. Streaming outdoor activities, which has become popular among younger users, is made more convenient with our mobile app.

  Streamer Features

        Our streamers have access to the following features to optimize the streaming experience:

        Streaming and uploading.    Our platform synchronizes and integrates multimedia streams, including audio and video streams and picture display, into one live-streaming output. Streamers can easily start live-streaming utilizing our easy-to-use interface. Other than live streaming, streamers can store streaming archives on Douyu Streaming Video for their followers to watch or revisit after the live streaming. Streamers may also appoint room managers, make announcements, send notifications to viewers and change the room's title.

        Performance analytical tools.    Our platform provides certain analytical tools for streamers to monitor their performance statistics in real time. These performance statistics include peak number, current number and cumulative number of viewers in the room, number of chats and comments, average time watched per user and number of virtual gifts received.

        Facial beautification.    Streamers on our platform can utilize the beautification tools on our platform to improve their appearances during streaming. Our facial beautification feature has been serving many streamers as a useful tool since its launch.

        Below is a screenshot of our platform interface for streamers on our PC app:

Our Technology

        Our advanced technology infrastructure and capabilities allow us to efficiently and effectively provide our services with superior user experience. Our platform incorporates the following features:

  Video and audio quality

        We strive to adopt the latest video and audio industry standards across multiple devices and networks. Our state-of-the-art technology allows us to provide smooth audio-visual transmission while minimizing the bandwidth used in the transmission of our content. Our mobile apps are designed to run smoothly on all mobile phones, with minimum bandwidth requirements of approximately 400 kilobytes per second. Our PC and mobile apps support blue-ray high quality live streaming.

        We devote significant resources to develop and maintain a creative combination of multiple Internet protocol quality assurance mechanisms to minimize data loss and jitter. The mechanisms we employ include cloud-based intelligence routing, low-bitrate redundant solution, P2P data exchange technologies, upstream-forward error correction and adaptive jitter. We use a routing algorithm that optimizes the delivery of audio and video data across our cloud-based network, enabling us to provide consistent quality of service with minimum delay.

  Content recommendation

        Since 2016, we have invested considerable resources in developing and implementing an individualized content recommendation system. This system is built on the user data that we have accumulated from over 200 million registered users, analyzed through algorithms embedded in our cutting-edge AI and machine learning capabilities. Our content recommendation system precisely matches users with their favorite kinds of content. For example, our user click-through rate for content recommendations on our home page increased from 18% in June 2016 to 43% in December 2018.

  Image recognition

        Leveraging advanced cloud-based recognition technology, we are able to add tags to the live streaming content on a real-time basis, which allows the users to perform real-time secondary screening based on streaming content. For example, while in the shooting games, users can perform secondary screening on the types of firearms to choose streaming programs they would like to watch. They may also choose streaming programs they would like to watch based on the virtual characters used in MOBA games.

  Streamer discovery and evaluation

        We have built a comprehensive streamer evaluation system that utilizes our strong AI and machine learning capability to predict and identify streamers with potential through over 20 quantitative metrics, including characteristics of streams and interaction frequency. As this system tracks streamer performance over time, we also rely on this system extensively in streamer evaluation.

  Advanced streaming capabilities

        Our technology infrastructure enables real-time multicast video streaming and communication between users across multiple devices. Our technology has also been developing to allow us to achieve a lower ping time for users of our platforms with fewer servers and less bandwidth. The technology infrastructure underlying our platform can support simultaneous viewing from tens of millions of devices. Our self-developed live streaming software, compared to other third-party software, provides better compatibility and usability, as well as more extended functions to facilitate interaction with streamers. Utilizing peer-to-peer technology, we have also minimized the bandwidth used in transmission of our content. Our leading video compression techniques enable streamers to provide smooth live streaming with weak network coverage and therefore offer them better streaming experience.

Cloud-based network infrastructure

        Our team of experts developed a cloud-based network infrastructure specifically designed to handle multi-party audio-and video-enabled real-time online interactions. We own approximately 1,800 servers which are hosted in two Internet data centers in China. Our cloud-based network infrastructure provides quality data delivery and allows multiple users to interact online from anywhere in China easily and with minimal delay. We engaged multiple industry leading cloud service providers in China to maintain our network infrastructure.

        Our system is designed for scalability and reliability to support growth in our user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the low cost of renting data centers to host additional servers in any high traffic region in our network. The amount of bandwidth we lease is continually expanded to cope with increased peak concurrent users.

  Stability and security

        We utilize high-availability clusters comprising groups of servers to provide sufficient redundancy and ensure continued service in the event of single point server failure due to hostile attacks, systematic errors or other reasons. Our high-availability data system helps ensure that back-up servers are connected to our network promptly once master servers experience technical difficulties. In addition, our proprietary operation and maintenance system closely and monitors the usage of server resources such as CPU, memory and common technical issues and alerts our technical team to unusual technical difficulties. As a result, our platform is highly stable. We also use firewall services to safeguard against sophisticated cyber-attacks.

        Moreover, our user data is encrypted and saved in two different places within our internal servers rather than client-based servers, protected by access control, and further backed up in our long-distance disaster recovery system, so as to minimize the possibility of data loss. If a security breach is detected, our technical team will be notified immediately and coordinate with the local supporting staff to diagnose and solve the technical problems. As of the date of this prospectus, we have not experienced any material network disruptions or security breaches.

Research and Development

        We believe that our ability to develop product features, functions and services tailored to the rapidly evolving needs of our user base has been a key factor for the success of our business. Our product development and R&D efforts focus on developing leading technologies and delivering the best user experience in the live streaming industry.

        We have been able to rapidly scale our product development output and deliver an increasing range of content and innovative features to fulfill evolving user needs and maximize the quality of user experience. Our research and development team works on both back-end and front-end development of our products and services, including (a) the improvement of our core audio and video data processing and streaming technologies, (b) the enhancement of network and server structures, data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (c) the creation of new features and functions to meet the diversified needs of our users. We will continue to invest in research and development in order to reinforce and solidify our industry leading position.

        As of December 31, 2018, we had 731 research and development employees. Our research and development personnel are experienced in the Internet industry, a majority of whom have over five years of relevant work experience. Approximately 29% of our research and development team hold master's degrees or above. Our platform features are designed and developed internally, including various interactive audio and video technologies. We expect to continue to develop all of our core technologies in-house.

Content Monitoring System

        Our live streaming platform contains real-time content, which we monitor to maintain a healthy ecosystem and ensure compliance with PRC laws and regulations. We have developed a comprehensive system to monitor content on our platform and filter inappropriate and illegal content and content that may infringe on the intellectual property rights of third parties.

        We developed the following mechanisms to monitor the content on our platform:

  •
  AI-backed Automatic Detection Process.  We utilize an automatic system to monitor our platform and the data generated in our system for sensitive key words or questionable materials on a real-time basis. The text identification system screens text content based on pre-set key words and an anti-spam system; the picture identification system screens picture content based on optical character recognition and illegal content detection; and the audio identification system screens audio content by converting it into text content and analyzing for illegal content. We have also developed a proprietary monitoring system in-house that takes screenshots of our live streaming channels every 10 seconds based on our "smart" image detection technology. Our system has machine learning capability and will update our database automatically.

  •
  Manual Review.  All of the automatic detection results that are escalated are reviewed by our content monitoring staff manually. We have a dedicated content monitoring team who also proactively check our rooms on a 24/7 basis for inappropriate or illegal content.

  •
  Self-regulation system by streamers, room managers.  We require streamers and room managers to monitor the content in their rooms and ensure that their rooms' content comply with our terms of service. We provide streamers and room managers with administrative accounts, which give them special privileges such as forcibly removing or banning viewers from the room. Streamers and room managers are incentivized to ensure the compliance of their room with our terms of service pursuant to our policies.

  •
  Report by users.  Our users are encouraged to report any noncompliance of our terms of service via the "report" button on our website and mobile apps. We review users' report on a 24/7 basis and strive to resolve each report within 90 seconds. Reporting users are entitled to awards in the form of our virtual currency, should the report is considered valid.

        We deal with violations of varying severity in accordance with our strict policies and applicable regulations. Our actions may include warnings, cutting off or temporary suspension of the room and/or account for minor violations, with follow-up review to ensure effective enforcement and rectification. For serious violations, the relevant account is deleted permanently and all virtual currency and items are forfeited, and the room may be permanently closed. Our streamers agree to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by them.

Our Relationship with Tencent

        Tencent became a shareholder of Wuhan Douyu, one of our wholly-owned subsidiaries, in April 2016 when it purchased certain of Wuhan Douyu's shares through Linzhi Lichuang, an entity controlled by Tencent. Tencent subsequently increased its investment in Wuhan Douyu by purchasing shares in Wuhan Douyu's subsequent rounds of financing and in our company by subscribing for Series E Preferred Shares. Upon the completion of this offering, Tencent will hold            % of our total outstanding ordinary shares through Nectarine representing            % of our total voting power, assuming the underwriters do not exercise their over-allotment option. For details please refer to "Description of Share Capital—History of Securities Issuances."

        On December 20, 2017, we and Tencent, through our respective PRC affiliated entities, entered into the SCA, which became effective on January 31, 2018. Pursuant to the SCA, the parties agreed to pursue strategic cooperation in various areas of game live streaming, advertisement and game distribution. We plan to promote content related to games owned by or licensed to Tencent at certain prominent places of our platform. The specific location, content, and operations of the cooperation between Tencent and us are subject to further negotiation pursuant to market principles. The SCA has a term of three years, which may be renewed if certain conditions are met. We also use CDN, P2P streaming technologies, online payment and website technology support services provided by Tencent and engage in other related party transactions with Tencent. See "Related Party Transactions."

        In addition to the SCA, we also entered into a share purchase agreement (the "Share Purchase Agreement") with Nectarine on March 8, 2018. Pursuant to the Share Purchase Agreement, we issued 7,828,728 of Series E Preferred Shares to Nectarine at a price of approximately US$80.6 per share, representing 25.95% of our total outstanding shares on an as-converted basis as of the closing of the transaction. Nectarine also holds 3,125,000 of our Series B-2 Preferred Shares and 1,114,376 of our Series C-1 Preferred Shares. For details, please see "Principal [and Selling] Shareholders" and "Description of Share Capital—History of Securities Issuances." For more details relating to shareholder rights enjoyed by Tencent, please refer to "Description of Share Capital—Shareholders Agreement" and "Management—Terms of Directors and Officers."

        For risks in connection with our relationship with Tencent, see "Risk Factors—Our Relationship with Our Major Shareholders—We may not realize the benefits we expect from our strategic cooperation with Tencent, which may materially and adversely affect our business and results of operations" and "—Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders."

Customer Service

        We have a dedicated customer service team that is available on a 24/7 basis. Our viewers and streamers may submit inquiries, feedback or complaints by sending messages via online chat or emails at any time. Upon receipt of complaints or inquiries, our customer service team will conduct an investigation and provide viewers and streamers with explanations for and solutions to the issues they report promptly. We require complaints to be resolved within five business days. As of the date of this prospectus, we have not received any complaints from our users that resulted in a material adverse impact on our business.

Branding and Marketing

        Leveraging our diverse and quality content offerings, optimal user experience and deep pool of talented streamers, we believe that we have built significant goodwill and brand awareness among viewers and streamers. Our market position benefits significantly from our large and engaged user base and word-of-mouth effect.

        In addition to word-of-mouth marketing, we also leverage our position in the eSports industry, and promote our brand awareness by sponsoring leading eSports teams and organizing proprietary eSports tournaments.

        We host many offline activities to enhance our brand recognition and positive publicity. For example, we launched Douyu Carnival in 2016, which was a fan meet-and-greet event for popular streamers and has since become a symbolic game pop culture event in China. In 2018, more than half a million offline visitors attended Douyu Carnival and it was viewed online over 230 million times.

Competition

        Game-centric live streaming is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services, and other online entertainment platforms. Other game-centric live streaming compete directly with us for viewers and streamers. In addition, we compete with other large video streaming platforms, social media platforms, and other platforms offering online entertainment. We believe that our ability to compete effectively for users depends upon many factors, including the quality and variety of our content, user experience on our platform, recruitment and retention of top streamers, capability to adjust to changes in technology and customer tastes and the strength of our brands.

Intellectual Property

        We regard our proprietary domain names, copyrights, trademarks, trade secrets and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2018, we had registered:

  •
  298 trademarks in China, including the logo for our douyu.com;

  •
  59 domain names, including douyutv.com, douyu.tv and douyu.com;

  •
  359 patents in China; and

  •
  44 software copyrights in China, relating to all of our online communities and other products.

        As of December 31, we had 249 pending trademark applications in China, the United States, Singapore, Malaysia, Thailand, Indonesia and Vietnam. As of December 31, 2018, we have submitted 2,476 pending patent applications independently or jointly with third parties in China and 265 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT. In addition, we are in the process of applying for registration of another four software copyrights in China. Substantially all of our intellectual property is owned by Wuhan Douyu, and certain trademarks, copyrights and domain names are owned by Wuhan Ouyue for the purpose of maintaining and renewing their operating licenses as required by relevant PRC government authorities.

        We implement comprehensive measures to protect our intellectual property in addition to making trademark and patent registration applications. Our key measures to protect our intellectual properties include: (i) trademark searches prior to the launch of our new products; (ii) timely registration and filing with relevant authorities and application of intellectual property rights for our significant technologies and self-developed software; and (iii) overall source code protection of proprietary information.

Employees

        We had 1,306, 1,822 and 2,250 employees as of December 31, 2016, 2017 and 2018. As of December 31, 2018, none of our employees were located outside of China. The following table sets forth a breakdown of our employees by function as of December 31, 2018.

	Number of employees	% of total
Operations and products	688	30.6%
Research and development	731	32.5%
Sales and marketing	212	9.4%
General and administration	619	27.5%

Total	2,250	100.0%

        Our success depends on our ability to attract, retain and motivate qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. Moreover, we provide a robust training program for new employees that we hire, which we believe are effective in equipping them with the skill set and work place ethics that we require of our employees. We have developed a dynamic corporate culture that encourages innovation, technical skills and self-development.

        We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics policies and non-competition with most of our executive officers, managers and employees. These contracts typically include a non-competition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.

        Our employees have formed the employee union. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Properties

        Our corporate headquarters are located in Wuhan, China. As of December 31, 2018, we have leased office space with an aggregate area of approximately 36,684 square meters, of which approximately 32,285 square meters are in Wuhan, approximately 2,396 square meters are in Beijing, approximately 1,859 square meters are in Shanghai, and approximately 144 square meters are in Guangzhou. Our physical servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention. See "Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects," "Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users if such content is deemed to violate any PRC laws or regulations, and PRC authorities may impose legal sanctions on us," "Risk Factors—Risks Related to Our Business and Our Industry—Implementation of the new labor laws and regulations in China may adversely affect our business and results of operations," and "Risk Factors—We are subject to risks relating to litigation, which could adversely affect our business, prospects, results of operations and financial condition."

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

        As the live streaming industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties with respect to the interpretation and implementation of current and future PRC laws and regulations, including those applicable to live streaming industries and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in China and that affect the dividends payment to our shareholders.

Regulations Relating to Telecommunications Services

        In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

        The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are generally prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provisions of Internet content. In addition, foreign investors are required to have sufficient experience operating value-added telecommunications business when applying for the MIIT's value-added telecommunications business operation license.

        On July 13, 2006, the Ministry of Information Industry (which is the predecessor of MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate a telecommunications business in China through telecommunications enterprises with a valid telecommunications business operation license; (b) domestic license holders may not rent, transfer or sell telecommunications business operation licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish a relevant information safety system and set up emergency plans to ensure network and information safety.

Regulations Relating to Internet Information Services

        The Administrative Measures on Internet Information Services (the "ICP Measures") issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

        Additionally, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an Internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report it to the government authorities. Any provider's violation of these prohibitions, in serious cases, will lead to revocation of its ICP License and shutdown of its Internet systems.

Regulations Relating to Mobile Internet Applications Information Services

        In addition to the Telecommunications Regulations and other regulations above, mobile applications (the "APPs") and the Internet application store (the "APP Store") are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services (the "APP Provisions"), which were promulgated by the Cyberspace Administration of China ("CAC") on June 28, 2016 and became effective on August 1, 2016.

        Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users' information and the examination and management of information content. The APP Store service providers shall file with the local cyberspace administration authorities within 30 days after its APP Store services have launched, and such APP Store service providers are responsible for overseeing APP providers operated on their stores.

Regulations Relating to Online Transmission of Audio-Visual Programs

        On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. On December 20, 2007, the SARFT and the MIIT jointly promulgated the Audio/Video Measures, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through Internet.

        Providers of audio-visual program services through the Internet (including through mobile networks), in general, must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT; and such providers are required to obtain the License for Online Transmission of Audio/Video Program issued by NRTA, or complete certain registration procedures with NRTA.

        On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio/Video Program. The notice also stipulates that Internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio/Video Measures are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the three months prior to the promulgation of the Audio/Video Measures. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted through the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

        On April 1, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as adjusted on March 10, 2017, which classified Internet audio/visual program services into four categories. In addition, the (Notice concerning Strengthening the Administration of the Streaming Service of Online Audio/Visual Programs) promulgated by the State Administration of Press, Publication, Radio, Film and Television (or the SAPPRFT, which is the predecessor of NRTA) on September 2, 2016 emphasizes that, unless a specific license is granted, the audio/visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

        On July 6, 2012, the SARFT and the CAC issued the Notice Regarding Further Enhancement of Management of Online Audio and Video Programs such as Online Drama Series and Micro Films, pursuant to which providers of Internet audio-visual program services which are engaged in the production of online audio-visual programs such as online drama series and micro films and broadcast such programs on their own websites shall lawfully obtain the Radio and Television Program Production and Operating Permit issued by local branches of the NRTA and corresponding License for Online Transmission of Audio/Video Program at the same time. Providers of Internet audio-visual program services shall report the information on online audio-visual programs such as online drama series and micro films which have been reviewed and approved to the provincial branches of the NRTA in their domiciles for filing.

        In April 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio-visual Program Services, which apply to the provision of radio, television programs and other audio-visual programs to a targeted audience on television and all types of handheld electronic equipment. This provision covers the Internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television, private network mobile television and Internet television. Anyone who provides private network and targeted transmission audio-visual program services must obtain a License for Online Transmission of Audio/Video Program issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced businesses.

        In July 2016, the MOC promulgated the Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities conducting businesses related to network performance and performers. Entities operating network performances shall be responsible for the services and content posted on their website by performers. They must refine their content management mechanism and shut down the channel and stop the dissemination of any network performance as soon as they realize that such network performance is in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements.

        In addition, the SAPPRFT issued the Notice Concerning Strengthening the Administration the Streaming Service of Online Audio-Visual Programs in September 2016, pursuant to which an Internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the live-streaming program and keep the records for at least 60 days to fulfill the inspections requirements from the competent administrative authorities. The CAC promulgated the Regulations for the Administration of Online Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an Internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of Internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with Internet live-streaming services user to specify both parties' rights and obligations.

        In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original Internet audio-visual programs without authorization, (iii) not transmit re-edited programs, which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for Internet audio-visual programs. Pursuant to this notice, the provincial branches of the NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Regulations Relating to Online Cultural Activities

        The Ministry of Culture promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture in 2011, which apply to entities that engage in activities related to "online cultural products." "Online cultural products" are classified as cultural products developed, published and disseminated through the Internet which mainly include: (i) online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Internet Culture Operation Licenses from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities:

  •
  production, duplication, import, release or broadcasting of online cultural products;

  •
  publishing of online cultural products on the Internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or game consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or

  •
  exhibitions or contests related to online cultural products.

        In August 2013, the MOC issued the Administrative Measures for Content Self-Review by Internet Culture Business Entities, which requires Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MCT.

Regulations Relating to Online Game Operation

        The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Markets in the 'Three Provisions' jointly promulgated by the MOC, the SARFT and the GAPP, which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) and became effective on September 7, 2009, provides that the SAPPRFT is responsible for the examination and approval of online games to be uploaded on the Internet and that, after being uploaded, online games are subject to management by the MCT.

        The Notice Regarding the Consistent Implementation of the "Regulation on Three Provisions" of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games (the "GAPP Notice"), promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that games are not allowed to be put online for operation without obtaining pre-approval from GAPP. Foreign investors are prohibited from investing or engaging in online game operations in China through establishing wholly-owned subsidiaries, or equity joint ventures or cooperative joint ventures with Chinese partners, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other forms of joint venture, establishing contractual agreements or providing technical support. Material violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations. In addition, according to the Administrative Provisions on Online Publishing Services, before publishing an online game, an online publishing service provider shall file an application with the competent administrative department for SAPPRFT of the province, autonomous region or municipality in the place where it is located and the application, after being approved at the provincial level, shall be submitted to the SAPPRFT for final approval. Online game operations are also categorized as Internet culture operation and the Internet culture provisions shall govern online game operations as well.

        In 2010, the MOC promulgated the Provisional Measures on the Administration of Online Games, or Online Game Measures, as most recently amended in 2017, which set forth a broad range of activities related to the online game business, including the development and production of online games, the operation of online games, the issuance of virtual currencies used for online games and virtual currency trading services. Online Game Measures provide that any entity that is engaged in online game operations must obtain an Internet Culture Operation License, and require that the content of an imported online game be examined and approved by the MCT prior to the launch of the game and that the content of a domestic online game must be filed within 30 days of its launch with the MCT. The Online Game Measures also request online game operators to protect the interests of online players and specify certain terms that must be included in the service agreements between online game operators and the players of their online games. Furthermore, the online game operators are required to take technical and managerial measures to ensure online information security, including preventing computer virus invasion, attack or damage, backing up important data and saving user registration information, operating information, maintaining logs and other information, and protecting state secrets, trade secrets and users' personal information.

Regulations Relating to Anti-Fatigue Compliance System and Real-Name Registration System

        On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be "healthy," three to five hours is deemed "fatiguing," and five hours or more is deemed "unhealthy." Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the "fatiguing" level and to zero in case of a game player reaches an "unhealthy" level.

        To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

        In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by the CAC on November 4, 2016 and which took effect on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and in effect as of January 1, 2017, live streaming service providers should require streamers on a live streaming platform to make real-name registration.

Regulations Relating to Virtual Currency

        On January 25, 2007, the Ministry of Public Security, the MOC, the Ministry of Information Industry and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with the winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by viewers to exchange for virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of "real currency or property." Once the virtual currency is exchanged by viewers for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

        In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of Internet cafes and online games. In accordance with the circular, the People's Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

        On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.

        Under the Virtual Currency Notice, online games virtual currency trading service provider refers to the business that provides platform services related to virtual trading in online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

        The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as lottery or betting, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

        In addition, the Online Game Measures promulgated in June 2010 and amended in 2017 further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user's advance payment; (iii) the storage period of online gamers' purchase record shall not be shorter than 180 days; and (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days. On December 1, 2016, the MOC released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, which restates and introduces a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures and a reiteration of the MCT's approval and filing requirements.

        Currently, the PRC government has not promulgated any specific rules, laws or regulations to directly regulate virtual currency, except for the above-mentioned online game virtual currency. See "Risk Factors—Risks Related to Doing Business in China—Restrictions on virtual currency may adversely affect our revenues."

Regulations on Online Music

        On November 20, 2006, the Ministry of Culture issued the Several Opinions of the Ministry of Culture on the Development and Administration of Online Music, or the Online Music Opinions, which became effective on the same date. The Online Music Opinions provide that, among other things, an internet music service provider must obtain an Internet Culture Operation License. On October 23, 2015, the Ministry of Culture promulgated the Circular on Further Strengthening and Improving the Content Administration of Online Music, effective as of January 1, 2016, which provides that internet culture operating entities shall report to a nationwide administrative platform the details of its self-monitoring activities on a quarterly basis.

        In 2010 and 2011, the Ministry of Culture greatly intensified its regulations on online music products by issuing a series of circulars regarding online music industry, such as the Circular on Regulating the Market Order of Online Music Products and Renovating Illegal Conducts of Online Music Websites and the Circular on Investigating Illegal Online Music Websites in 2010. In addition, the Ministry of Culture issued the Circular on Clearing Illegal Online Music Products, which clarified that entities engaging in any of the following conducts will be subject to relevant penalties or sanctions imposed by the Ministry of Culture: (i) providing online music products or relevant services without obtaining corresponding qualifications; (ii) importing online music products that have not been reviewed by the Ministry of Culture; or (iii) providing domestically developed online music products that have not been filed with the Ministry of Culture.

        On July 8, 2015, the National Copyright Administration issued the Circular regarding Ceasing Transmitting Unauthorized Music Products by Online Music Service Providers, which requires that (i) all unauthorized music products on the platforms of online music services providers shall be removed prior to July 31, 2015, and (ii) the National Copyright Administration investigate and punish the online music services providers who continue to transmit unauthorized music products following July 31, 2015.

Regulations Relating to Commercial Performances

        The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and took effect on February 6, 2016. According to these regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people's government at the county level for approval; while a performance brokerage agency shall have three or more full-time performance brokers and funds suitable for the relevant business, and file an application with the culture administrative department at the provincial level. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a commercial performance license. Anyone or any entity engaging in commercial performance activities without approval may have a penalty imposed, in addition to being ordered to cease its actions. Such penalty may include confiscation of performance equipment and illegal proceeds, and a fine of 8 to 10 times the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.

Regulations Relating to Production of Radio and Television Programs

        On July 19, 2004, the SARFT issued the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and was amended on August 28, 2015. The Radio and TV Programs Regulations require any entities engaging in the production and operation of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the Radio and Television Program Production and Operating Permit must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Regulations Relating to Advertising Business

        The State Administration for Market Regulation (formerly known as State Administration of Industry and Commerce, "SAMR") is the primary governmental authority regulating advertising activities in China. Regulations that apply to the advertising business primarily include: (i) the PRC Advertisement Law, promulgated by the Standing Committee of the National People's Congress on October 27, 1994 and most recently amended on October 26, 2018; and (ii) the Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and which has been effective since December 1, 1987.

        According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license, which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or any entity otherwise specified in the relevant laws or administrative regulations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

        PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders' licenses or permits for their advertising business operations.

        On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media. The Internet Advertising Measures specifically set out the following requirements: (a) advertisements must be identifiable and marked with the word "advertisement" enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient's permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) Internet information service providers that do not participate in the operation of Internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Regulations Relating to Internet Bulletin Board Services

        On November 6, 2000, the Ministry of Information Industry promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, which required commercial Internet information service providers that provide bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to obtain specific approval from the competent telecommunications authorities. Commercial Internet information service providers are also required to conspicuously display their ICP License numbers and the BBS rules and inform users of the possible legal liabilities and consequences for posting inappropriate comments. Although the BBS Measures were abandoned in September 2014 by MIIT, certain telecommunication authorities still require online bulletin board services to be itemized in the ICP License if an ICP License holder intends to provide such services.

Regulations Relating to Intellectual Property Rights

  Copyright

        China has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992 and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

        The PRC Copyright Law, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing copyright related matters. The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright of their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software.

        The State Council and the National Copyright Administration have promulgated various rules and regulations relating to the protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center of China and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protection. For the number of software programs for which we had registered software copyrights as of the date of this prospectus, see "Business—Intellectual Property."

        The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protection. Registration of copyright is voluntary, and it is administrated by the Copyright Protection Center of China. To further clarify some key Internet copyright issues, on December 27, 2012, the PRC Supreme People's Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an Internet information service provider works in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties' information network transmission right, and the PRC court shall order such Internet information service provider to assume joint liability for such infringement.

        To address the problem of copyright infringement related to content posted or transmitted on the Internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other content through the Internet based on the instructions of Internet users who publish content on the Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any user's right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

        Where a copyright holder finds that certain Internet content infringes upon its copyright and sends a notice to the relevant Internet information service operator, the relevant Internet information service operator is required to (i) immediately take measures to remove the relevant content and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an Internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the Internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the Internet information service operator may immediately reinstate the removed content and shall not bear administrative legal liability for such reinstatement.

        An Internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the Internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner's notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an Internet information service operator is clearly aware of the existence of copyright infringement, or the Internet information service operator has taken measures to remove relevant content upon receipt of the copyright owner's notice, the Internet information service provider shall not bear the relevant administrative legal liabilities.

        We have adopted measures to mitigate copyright infringement risks, but we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform. See "Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, or for proprietary information appropriated by former employees, which may materially and adversely affect our business, financial condition and prospects."

  Patent

        The National People's Congress adopted the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder. For the number of patent applications, we made as of the date of this prospectus, see "Business—Intellectual Property."

        According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination, the examination of a patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

  Trademark

        The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of National Intellectual Property Administration, or the Trademark Office handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. For the number of trademarks, we had and trademark applications we have made as of the date of this prospectus, see "Business—Intellectual Property."

  Domain name

        In September 2002, China Internet Network Information Center ("CNNIC") issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which was amended on May 29, 2012. On September 1, 2014 the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On August 24, 2017, the MIIT promulgated the Measures for Administration of Internet Domain Names, which regulates the registration of domain names. For the number of domain names we registered as of the date of this prospectus, see "Business—Intellectual Property."

  Regulations Relating to Internet Infringement

        On December 26, 2009, the Standing Committee of National People's Congress promulgated the PRC Tort Law, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an Internet user or an Internet service provider that infringes upon the civil rights or interests of others through using the Internet assumes tort liability. If an Internet user infringes upon the civil rights or interests of another through using the Internet, the person being infringed upon has the right to notify and request the Internet service provider whose Internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an Internet link. If, after being notified, the Internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations Relating to Internet Content and Information Security

        The Administrative Measures on Internet Information Services specify that Internet information services regarding news, publications, education, medical and health care, pharmaceutical and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit

Internet activities, that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

        On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all Internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

        The National People's Congress, China's national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways which, among other things, results in a leakage of state secrets or a spread of socially destabilizing content.

        In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections (2011 Revision), which prohibit using the Internet in ways which, among others, result in a leak of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its website.

        On December 28, 2012, the Standing Committee of the National People's Congress reiterated relevant rules on the protection of Internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of Internet information service providers. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the Internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant records and reporting to relevant authorities. To comply with the above laws and regulations, we have developed the following mechanisms to monitor the content on our platform as AI-backed automatic detection process, manual review, self-regulation system by streamers and room managers and report by users, see "Business—Content Monitoring System."

Regulations Relating to Privacy Protection

        Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit Internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scope. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Regulations Relating to Internet Publication and Cultural Products

        On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television,(or the SAPPRFT, which is the predecessor of NRTA), and the MIIT issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which took effect in March 2016. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained in order to provide online publishing services. Pursuant to the Online Publishing Provisions, "online publishing services" refer to providing online publications to the public through information networks; and "online publications" refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio-visual reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio-visual product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

  Foreign currency exchange

        The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

        On August 29, 2008, the SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and the use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE's approval, and may not in any case be used as repayment of Renminbi loans if the proceeds of such loans have not been used.

        In 2014, the SAFE decided to further reform the foreign exchange administration system to satisfy and facilitate the business and capital operations of foreign-invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. The SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

  Dividend distribution

        The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 1990 and amended in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

        According to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

        Pursuant to the SAFE's Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendices, PRC residents, including PRC institutions and individuals, must register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

        In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law."

  Stock Option Rules

        Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by the SAFE in February 2012, or the SAFE Circular 7, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries' ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the SAFE Circular 7 when our company becomes an overseas listed company upon the completion of this offering. If we or our PRC option holders fail to comply with the SAFE Circular 7, we and our PRC option holders may be subject to fines and other legal sanctions. See "Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions."

        In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations Relating to Tax

  PRC enterprise income tax

        The PRC enterprise income tax is calculated based on the taxable income determined under the applicable enterprise income tax ("EIT") Law and its implementation rules. On March 16, 2007, the National People's Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008.

        Under the PRC Enterprise Income Tax Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 and amended in 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as "resident enterprises", or the SAT Circular 82 clarified that dividends and other income paid by such PRC "resident enterprises" will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        According to the SAT Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

        We do not meet all of the conditions set forth in SAT Circular 82. Therefore, we believe that we should not be treated as a "resident enterprise" for PRC tax purposes even if the standards for "de facto management body" prescribed in the SAT Circular 82 are applied to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. However, it is possible that the PRC tax authorities may take a different view. See "Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

  PRC indirect transfer tax

        On February 3, 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Assets Transfer by Non-PRC Resident Enterprises, as amended in 2017, or SAT Circular 7. Pursuant to SAT Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure. According to SAT Circular 7, where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

  Value added tax

        On January 1, 2012, the State Taxation Administration officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertisement services, a type of "cultural and creative services," are subject to the VAT rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertisement services, a type of "cultural and creative services," are subject to the VAT rate of 6%.

        On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold as of December 31, 2018.

        On March 20, 2019, the SAT announced that the VAT rate of 16% for sale of goods be reduced to 13%, effective from April 1, 2019.

  Withholding Tax on Dividend

        A PRC resident enterprise which distributes dividends to its non-PRC shareholders should withhold PRC income tax at a rate of 10% according to PRC law. However, pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance

of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, if the beneficial owner of the dividends is a Hong Kong resident enterprise, which directly holds at least 25% of the equity interest of the aforesaid enterprise (i.e., the dividend distributor), the tax levied shall be 5% of the distributed dividends. Meanwhile, the Circular of the State Taxation Administration on the Interpretation and the Determination of the "Beneficial Owners" in the Tax Treaties has stipulated some factors that are unfavorable to the determination of "beneficial owner," particularly in the case of holding companies.

        In addition, pursuant to the Circular of the State Taxation Administration on Relevant Issues Relating to the Implementation of Dividend Clauses in Tax Treaties, which was issued by the SAT on February 20, 2009, for a tax resident of the counterparty to the tax treaty to be entitled to such tax treatment specified in the tax treaty for with respect to the dividends paid to it by a Chinese resident company, all of the following requirements should be satisfied: (i) the tax resident who obtains dividends should be a company as provided in the tax treaty; (ii) the equity interests and the voting shares of the Chinese resident company directly owned by such tax resident reach a specified percentage; and (iii) the capital ratio of the Chinese resident company directly owned by such tax resident reaches the percentage specified in the tax treaty at any time within 12 months prior to acquiring the dividends.

Regulations Relating to Labor and Social Insurance

        The principal laws that govern employment include: (i) the PRC Labor Law, promulgated by the Standing Committee of the National People's Congress on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the PRC Labor Contract Law, promulgated by the Standing Committee of the National People's Congress on June 29, 2007 and amended on December 28, 2012.

        According to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

        In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also have to pay compensation to the employee if the employer terminates an indefinite term labor contract. Moreover, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

        According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to M&A and Overseas Listings

        On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. The M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on any stock exchange overseas.

        The application of the M&A Rules remains unclear. We are advised by our PRC legal counsel, Global Law Office, that based on its understanding on the current PRC laws, rules and regulations, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE. For detailed analysis, see "Risk Factors—Risks Related to Doing Business in China—China's M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Shaojie Chen	34	Founder, Chief Executive Officer, Director
Wenming Zhang	34	Co-founder, Co-Chief Executive Officer, Director
Chao Cheng	28	Chief Operational Officer
Mingming Su	34	Chief Strategy Officer, Director
Hao Cao	38	Vice President, Director
Ting Yin	38	Director
Haiyang Yu	35	Director
Xi Cao	33	Director

        Shaojie Chen is our founder. Mr. Chen has served as our director and chief executive officer since May 2014. Mr. Chen was the founder of Shenzhen Zhangmenren Network Technology Co., Ltd. and served as its general manager from May 2008 to March 2010. He was also the founder of Acfun, an online video platform in China and served as its chief executive officer from March 2010 to March 2012. Mr. Chen graduated from Shandong Youth University of Political Science in July 2007 majoring in computer science. Mr. Chen also completed the chief executive officer series courses (CKGSB CEO Program) in Cheung Kong Graduate School of Business in November 2018.

        Wenming Zhang is our co-founder. Mr. Zhang has served as our director and co-chief executive officer since May 2014. Mr. Zhang was the co-founder of Shenzhen Zhangmenren Network Technology Co., Ltd. and served as the deputy general manager from May 2008 to December 2010. Mr. Zhang obtained his bachelor's degree majoring in computer science and technology from Wuhan University of Technology in June 2006.

        Chao Cheng has served as our chief operational officer since May 2014, responsible for our operations and content management. Mr. Cheng served as the operational specialist of Shenzhen Zhangmenren Network Technology Co., Ltd. from June 2010 to April 2011 and served as the project operational manager of Hangzhou Bianfeng Network Technology Co., Ltd. from April 2011 to June 2013. Mr. Cheng graduated from China University of Geosciences (Hankou Branch) in June 2012 majoring in computer science and has completed the courses for the EMBA program of Guanghua School of Management at Peking University in June 2018. Mr. Cheng also qualified as the Cisco Certified Internet Expert in August 2010.

        Mingming Su has served as our chief strategy officer since November 2015 and our director since October 2016. Mr. Su oversees advertising, investor relations, investment and financing. Mr. Su served as the investment analyst of Shanda Computer (Shanghai) Co., Ltd. from March 2010 to March 2011, the investment manager of Hangzhou Bianfeng Network Technology Co., Ltd. from March 2011 to August 2012 and the vice president of investment at Shenzhen Qingsong Investment Management Partnership (Limited Partnership) from August 2012 to November 2015. Mr. Su obtained his bachelor's degree majoring in library science and minoring in English from Anhui University in July 2007. Mr. Su also obtained his master of management majoring in library science from Chinese Academy of Sciences in March 2010.

        Hao Cao has served as our vice president from November 2015 and as our director since October 2016. Mr. Cao is in charge of the internal control, corporate finance, and matters related to the financial management of our Group. Mr. Cao served as the audit manager of Deloitte from July 2004 to January 2011, the chief financial officer of Firstextile AG from February 2011 to June 2015. Mr. Cao obtained his bachelor of science majoring in geology from China University of Geosciences in June 2001, and his master degree majoring in finance from Fudan University in June 2004. He is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

        Ting Yin has served as our director since January 2019. Ms. Yin started her career at the Boston Consulting Group from August 2002, and was principal of its Telecommunications, Media and Technologies sector, as well as organization topic leader of Greater China until January 2014 and has joined Tencent Technology (Shenzhen) Co., Ltd. in January 2014 and is currently a general manager. She also has been serving as the director of Guangzhou Twkadokawa Anime Co., Ltd. from September 2016. Ms. Yin obtained her bachelor of science degree in finance from Tsinghua University in July 2002, and master of business administration degree from Harvard University in June 2007.

        Haiyang Yu has served as our director since May 2018. Mr. Yu served as the associate at China Growth Capital from April 2007 to February 2010, the associate at WI Harper Group from March 2010 to August 2011, the associate general manager at Tencent from August 2011 till now. Mr. Yu obtained his bachelor of science degree majoring in civil engineering from Tsinghua University in 2005.

        Xi Cao has served as our director since November 2014. He served as the product manager of Tencent Technology (Shenzhen) Co., Ltd. from June 2008 to March 2010, the operational director of Kingsoft Software Co. Ltd. from March 2010 to August 2011, the investment director of Cowin Venture Capital Investments Limited from August 2011 to August 2013, and the partner of Sequoia Capital China since August 2013. Mr. Cao obtained his bachelor's degree of science from Peking University in June 2008.

Board of directors

        Our board of directors will consist of [ten] directors, including [four] independent directors, upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer's board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters. We rely on this "home country practice" exception and do not have a majority of independent directors serving on our board of directors.

        A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. In addition, the interested director shall not vote (nor be counted in the quorum) on any resolution of our Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested in except for certain circumstances as set out in the Articles of Association. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the board of directors

        We have established the following committees in our board of directors: [an audit committee, a compensation committee and a nominating and corporate governance committee]. The committees operate in accordance with terms of reference established by our board of directors.

        Audit Committee.    Our audit committee consist of            ,             and            .            will be the chairman of our audit committee. We have determined that each of            ,             and

satisfies the "independence" requirements of the NYSE listing manual and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent registered public accounting firm; and

  •
  reporting regularly to the board.

        Compensation Committee.    Our compensation committee consists of            ,            and            , and is chaired by             . We have determined that each of            and            satisfies the "independence" requirements of the NYSE listing manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            ,            and             , and is chaired by            . We have determined that each of            and            satisfies the "independence" requirements of the NYSE listing manual. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

  •
  developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

  •
  at least annually, reviewing and reassessing the adequacy of the committee charter;

  •
  developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

  •
  evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others, (i) convening shareholders' annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, pursuant to our Third Amended and Restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering. Any director so appointed shall hold office only until the next general meeting of the company and shall then be eligible for re-election at that meeting. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (ii) an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the directors resolve that his office be vacated; (iii) resigns his or her office by notice in writing to the company; (iv) without leave of absence from our board, is absent from board meetings (unless an alternate director appointed by him attends) for 12 consecutive months and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to law or by virtue of any provision of our articles of association. Our officers are elected by and serve at the discretion of our board of directors.

        Pursuant to the Series E Shareholders Agreement and our Second Amended and Restated Memorandum and Articles of Association, we have granted rights to appoint our directors to our founders and certain of our shareholders. [The board presentation rights are expected to be terminated upon consummation of a Qualified IPO, as such term is defined in the Series E Shareholders Agreement.] We also expect to adopt our Third Amended and Restated Memorandum and Articles of Association immediately prior to the completion of this offering.

Employment Agreements and Indemnification Agreements

        We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives a [30-day] prior written notice to terminate such employment. We may terminate the executive officer's employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

        Each executive officer has agreed not to disclose, use, transfer or sell, except in the course of employment with our company and for the purpose of carrying out his or her duties as an officer of our company, any of our confidential information or proprietary data so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain. Each officer has agreed that we shall own all the intellectual property developed by such officer during his or her employment. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for [two years] following the last date of employment.

        We also intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2018, we paid an aggregate of RMB10.6 million (US$1.5 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, variable interest entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see "—Share Incentive Plan."

Share Incentive Plan

  DouYu International Holdings Limited Restricted Share Unit Scheme

        We adopted a restricted share unit scheme, or the 2018 RSU Scheme, on April 1, 2018. The purpose of the 2018 RSU Scheme is to recognize and reward suitable personnel for their contribution to our Company, to attract suitable personnel, and to provide incentives to them to remain with and further contribute to our Company. Under the 2018 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards is 2,106,321 ordinary shares. As of the date of this prospectus, a total of 2,098,069 RSUs corresponding to 2,098,069 ordinary shares are outstanding under the 2018 RSU Scheme. The RSUs are vested by equal installment for 36 months upon a Qualified IPO as such term is defined in the Series E Shareholders Agreement.

        The following paragraphs summarize the terms of the 2018 RSU Scheme.

        Types of Awards.    The 2018 RSU Scheme permits the awards of RSUs.

        Scheme Administration.    The 2018 RSU Scheme shall be administrated by the board and the trustee in accordance with the 2018 RSU Scheme and the trust deed entered into by and between the company and Maples Trustee Services (Cayman) Limited on May 16, 2018. The powers and obligations of the trustee will be limited as set forth in the aforementioned trust deed. The board may by resolution delegate any or all of its powers in the administration of this 2018 RSU Scheme to the administration committee or any other committee as authorized by the board for such purpose.

        Eligibility.    RSUs may be granted to any employee or any person as determined by the board to be eligible to participate in the 2018 RSU Scheme.

        Notice of Grant.    Each award under the 2018 RSU Scheme shall be evidenced by a letter or any such notice or document in such form as the board may from time to time determine, an offer of grant of award, which shall attach an acceptance notice. The grantee shall sign the acceptance notice and return it to the trustee or the company within the time period and in a manner prescribed in the notice of grant.

        Conditions of Award.    The board shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, the lock-up arrangements upon vesting and other terms and conditions that the award is subject to.

        Transfer Restrictions.    Any award granted pursuant to this 2018 RSU Scheme shall be personal to the grantee and shall not be assignable or transferable. No grantee shall in any way sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favor of any other person over or in relation to any RSUs or any other property held by the trustee on trust for the grantees, awards, shares underlying any awards or any interest or benefits therein.

        Voting Power and Dividend Right of the RSUs.    No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an award pursuant to the 2018 RSU Scheme, unless and until such shares underlying the award are actually transferred to the grantee upon the vesting of the RSU. None of the RSUs granted under this 2018 RSU Scheme carry any right to vote at general meetings of the company or have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any shares underlying an unvested RSU, unless otherwise specified by the board.

        Amendment of the 2018 RSU Scheme.    The 2018 RSU Scheme may be altered, amended or waived in any respect by the board, provided that, such alteration, amendment or waiver shall not affect any subsisting rights of any grantee thereunder.

        Term of the 2018 RSU Scheme.    The 2018 RSU Scheme shall remain valid and effective until the 10th anniversary date of the date if was adopted.

        Termination of the 2018 RSU Scheme.    The 2018 RSU Scheme may be terminated at any time prior to the expiry of its term by the board, provided that, such termination shall not affect any subsisting rights of any grantee thereunder.

        The following table summarizes, as of the date of this prospectus, the number of RSUs that we granted to our directors and executive officers under the 2018 RSU Scheme. We have not granted other equity awards to our directors or executive officers.

Name	Ordinary Shares Underlying RSUs	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaojie Chen	1,430,315	—	April 1, 2018	—
Wenming Zhang	313,236	—	April 1, 2018	—
Chao Cheng	*	—	April 1, 2018	—
Mingming Su	*	—	April 1, 2018	—
Hao Cao	*	—	April 1, 2018	—

Note: * Less than 1% of our total outstanding shares.

        As of the date of this prospectus, other grantees under the 2018 RSU Scheme as a group held 118,826 RSUs.

        For discussions of our accounting policies and estimates for awards granted pursuant to the 2018 RSU Scheme, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation."

PRINCIPAL [AND SELLING] SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

  •
  each of our directors and executive officers;

  •
  each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares; and

  •
  [each selling shareholder].

        The calculations in the table below are based on 30,076,216 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and            ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]
					Ordinary Shares Beneficially Owned After this Offering
						Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power***
	Number	%**	Number	%	Number
Directors and Executive Officers†:
Shaojie Chen(1)	4,323,857	14.3
Wenming Zhang(2)	892,402	3.0
Chao Cheng	*	*
Mingming Su	*	*
Hao Cao	*	*
Ting Yin	*	*
Haiyang Yu	*	*
Xi Cao	*	*
All Directors and Executive Officers as a Group	5,226,079	17.3
Principal [and Selling] Shareholders:
Nectarine Investment Limited(3)	12,068,104	40.1
Warrior Ace Holding Limited(4)	4,244,395	14.1
Aodong Investments Limited(5)	2,679,672	8.9
Phoenix Fuju Limited(6)	1,806,049	6.0
Douyu Employees Limited(7)	2,106,321	7.0
Investment funds affiliated with Sequoia Capital China and other group members(8)	2,940,792	9.8

Notes:

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 30,076,216, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable or RSUs that will become vested within 60 days after the date of this prospectus.

***

†
The address of our directors and executive officers except for Mr. Haiyang Yu, Mr. Xi Cao and Mr. Ting Yin is Building F4, Optical Valley Software Park, Guanshan Avenue, Donghu Development Area, Wuhan, the People's Republic of China. The business address for Mr. Yu is 29/F, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong, the business address for Mr. Cao is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Beijing 100025, China and the business address for Ms. Yin is C1-16F, Kexing Science Park, Keyuan North Road, Nanshan District, Shenzhen.

(1)
Includes (i) 4,244,395 ordinary shares; and (ii) ordinary shares underlying the RSUs we granted to Mr. Chen under our 2018 RSU Scheme, of which 79,462 RSUs will vest within 60 days after the date of this prospectus. Warrior Ace is an exempted company incorporated with limited liability under the Laws of the British Virgin Islands wholly-owned by Mr. Chen. The registered address of Warrior Ace is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Warrior Ace is beneficially owned and controlled by Mr. Chen.

(2)
Includes (i) 875,000 ordinary shares held by Mr. Zhang through Starry Zone Investments Limited, or Starry Zone; and (ii) ordinary shares underlying the RSUs we granted to Mr. Zhang under our 2018 RSU Scheme, of which 17,402 RSUs will vest within 60 days after the date of this prospectus. Starry Zone is an exempted company incorporated with limited liability under the Laws of the British Virgin Islands wholly-owned by Mr. Zhang. The registered address of Starry Zone is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Starry Zone is beneficially owned and controlled by Mr. Zhang.

(3)
Represents (i) 3,125,000 Series B-2 Preferred Shares, (ii) 1,114,376 Series C-1 Preferred Shares, and (iii) 7,828,728 Series E Preferred Shares held by Nectarine. Nectarine is a company organized under the Laws of the British Virgin Islands and a wholly-owned subsidiary of Tencent. The registered address of Nectarine is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. Nectarine Investment is beneficially owned and controlled by Tencent, a Cayman Islands company listed on the Main Board of the Stock Exchange of Hong Kong. All the preferred shares held by Nectarine will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(4)
Represents 4,244,395 ordinary shares beneficially owned by Mr. Chen, our chief executive officer and director, as set forth in note (1) above.

(5)
Represents 2,679,672 Series Angel Preferred Shares held by Aodong Investments Limited, or Aodong Investments. Aodong Investments is a company incorporated and existing under the Laws of the British Virgin Islands. The registered address of Aodong Investments is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Aodong Investments is beneficially owned and controlled by Mr. Dongqing Cai. All the preferred shares held by Aodong Investments will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(6)
Represents 1,806,049 Series C-1 Preferred Shares held by Phoenix Fuju Limited, or Phoenix Fuju. Phoenix Fuju is a company incorporated and existing under the Laws of the British Virgin Islands. The registered address of Phoenix Fuju is Coverdale Trust Services Limited, 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands. Phoenix Fuju is beneficially owned and controlled by Mr. Yijun Wang. All the preferred shares held by Phoenix Fuju will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

(7)
Represents 2,106,321 ordinary shares held through Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our 2018 RSU Scheme adopted in April 2018. Douyu Employees Limited is an exempted company incorporated in the Cayman Islands. The registered address of Douyu Employees Limited is PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Douyu Employees Limited administers these ordinary shares and acts according to the 2018 RSU Scheme and the trust deed entered into by and between the our company and Maples Trustee Services (Cayman) Limited on May 16, 2018. Douyu Employees Limited has waived its rights associated with these 2,106,321 ordinary shares including the voting right and dividend right.

(8)
Represents (i) 1,106,646 Series A Preferred Shares and 195,120 Series B-1 Preferred Shares held by SCC Growth IV 2018-D, L.P., an exempted limited partnership formed under the law of the Cayman Islands, (ii) 823,571 Series A Preferred Shares and 145,209 Series B-1 Preferred Shares held by SCC Growth IV 2018-F, L.P., an exempted limited partnership formed under the law of the Cayman Islands (SCC Growth IV 2018-D, L.P. and SCC Growth IV 2018-F, L.P. are collectively referred to as "SCC Growth IV"), (iii) 562,832 Series A Preferred Shares and 99,237 Series B-1 Preferred Shares held by Sequoia Capital Global Growth Fund II, L.P., an exempted limited partnership formed under the law of the Cayman Islands, and (iv) 6,951 Series A Preferred Shares and 1,226 Series B-1 Preferred Shares held by Sequoia Capital Global Growth II Principals Fund, L.P., an exempted limited partnership formed under the law of the Cayman Islands (Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P. are collectively referred to as "SC GGFII"). The general partner of SCC Growth IV is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen (Mr. Shen, together with SCC Growth IV, SC China Growth IV Management, L.P., SC China Holding Limited and SNP China Enterprises Limited are collectively referred to as "Sequoia Capital China"). The general partner of SC GGFII is SC Global Growth II Management, L.P., whose general partner is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by SC GGFII are Michael Abramson and Douglas Leone (Messrs. Abramson and Leone, together with SC GGFII, SC Global Growth II Management, L.P. and SC US (TTGP), Ltd. are collectively referred to as "Sequoia Capital Global Growth"). Sequoia Capital China and Sequoia Capital Global Growth may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares. The registered address of Sequoia Capital China is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and the address of Sequoia Capital Global Growth is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025. All the preferred shares held by SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P. and Sequoia Capital Global Growth II Principals Fund, L.P. will be automatically converted to ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

        As of the date of this prospectus, 0.28% of our outstanding ordinary shares or outstanding preferred shares are held by record holders in the United States.

        None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions with Tencent

        In 2016, 2017 and 2018, we provided services to Tencent's PRC affiliated entities in relation to advertisements, game distribution and promotional activities on our platform for the total amount of approximately RMB9.5 million, RMB21.7 million and RMB50.8 million in fees, respectively. As of December 31, 2018, we had an amount of approximately RMB56.8 million due from certain of Tencent's PRC affiliated entities, representing the unsettled balance of fees for the services we provided to them.

        In 2016, 2017 and 2018, Tencent provided services to us through its PRC affiliated entities in relation to CDN, P2P streaming technologies, online payment and website technology support and licensed certain copyrights to us for the total amount of approximately RMB77.0 million, RMB219.2 million and RMB387.7 million in fees, respectively. As of December 31, 2018, we had an amount of approximately RMB227.9 million due to certain of Tencent's PRC affiliated entities, representing the unsettled balance of fees for the services and copyrights they provided to us.

        We have entered into the SCA and other agreements with Tencent through its PRC affiliated entities. See "Business—Our Relationship with Tencent."

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        See "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—Shareholders Agreement."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentives

        See "Management—Share Incentive Plan."

DESCRIPTION OF SHARE CAPITAL

        We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the "Companies Law" below, and the common law of the Cayman Islands.

        As of the date hereof, our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Law and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

        As of the date hereof, our authorized share capital consists of US$50,000.000 divided into (i) 477,055,435 ordinary shares of par value US$0.0001 each, (ii) 2,944,395 Series Angel Preferred Shares, (iii) 2,500,000 Series A Preferred Shares of par value US$0.0001 each, (iv) 440,792 Series B-1 Preferred Shares of par value US$0.0001 each, (v) 3,125,000 Series B-2 Preferred Shares of par value US$0.0001 each, (vi) 1,138,381 Series B-3 Preferred Shares of par value US$0.0001 each, (vii) 125,000 Series B-4 Preferred Shares of par value US$0.0001 each, (viii) 3,572,333 Series C-1 Preferred Shares of par value US$0.0001 each; (ix) 1,175,871 Series D Preferred Shares of par value US$0.0001 each; and (x) 7,828,728 Series E Preferred Shares of par value US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be designated again or converted into ordinary shares on a one-on-one basis.

        We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to the completion of the offering will be US$            divided into             ordinary shares of a par value of US$0.0001 each. We will issue            ordinary shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

        The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

        General.    [Holders of our ordinary shares will have the same rights except for voting and conversion rights.] All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

        A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders' annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as making changes to our post-offering amended and restated memorandum and articles of association.

        Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

  •
  the shares are free from any lien in favor of the company; and

  •
  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, [, on ten calendar days' notice being given by advertisement in such one or more newspapers or by electronic means, or] after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under the Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

Register of Members

        Under the Companies Law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  an action which requires a resolution with a qualified (or special) majority which has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under the Companies Law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the votes cast at such a meeting.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

  Investments in Equity Interests of Guangzhou Douyu and Wuhan Douyu

        The following is a summary of investments in equity interests of Guangzhou Douyu and Wuhan Douyu:

        In October 2014, Mr. Dongqing Cai invested RMB10.0 million in Guangzhou Douyu's equity interests.

        In December 2014, Beijing Sequoia entered into a capital increase agreement with Guangzhou Douyu for an investment of RMB107.0 million in Guangzhou Douyu's equity interests, which was closed in February 2016 as an investment in Wuhan Douyu's equity interests in the 2016 Wuhan Douyu Restructuring (the "Series A Pre-IPO Investment"). For details of the 2016 Wuhan Douyu Restructuring, please refer to "Corporate History and Structure—Establishments of Our PRC Subsidiaries and Consolidated Entities."

        In February 2016, Linzhi Lichuang, an entity controlled by Tencent, Beijing Sequoia and certain third-party investors made investments in an aggregate amount of RMB481.5 million in Wuhan Douyu's equity interests. This does not include the Series A Pre-IPO Investment. In September 2016, Beijing Sequoia transferred its interests in Wuhan Douyu to Beijing Fengye.

        In August 2016, Beijing Phoenix, Linzhi Lichuang and certain third-party investors made investments in an aggregate amount of RMB1,097.0 million in Wuhan Douyu's equity interests.

        In November 2017, certain third-party investors made additional investments in an aggregate amount of RMB500.0 million in Wuhan Douyu's equity interests.

  Issuances of Shares by DouYu International Holdings Limited

        The following is a summary of our securities issuances in the past three years. Please see "Principal [and Selling] Shareholders" for details relating to our principal shareholders as the date of this prospectus.

  Issuances of Ordinary Shares

        In January 2018, we issued a total of 875,000 ordinary shares at par value of US$0.0001 per share to Starry Zone Investments Limited and 4,244,395 ordinary shares at par value of US$0.0001 per share to Warrior Ace Holding Limited.

  Issuances of Preferred Shares

        We issued the following preferred shares in consideration of the various investments made by shareholders in Guangzhou Douyu and Wuhan Douyu. For details about the prior investments in Guangzhou Douyu and Wuhan Douyu, please refer to "Investments in Equity Interests of Guangzhou Douyu and Wuhan Douyu."

        Pursuant to the Series E Preferred Share Purchase Agreement dated March 8, 2018 by and among our company, Nectarine, a wholly-owned subsidiary of Tencent, and certain other parties, we issued a total of 7,828,728 Series E Preferred Shares to Nectarine for a total consideration of US$630.7 million.

        Pursuant to a Share Purchase Agreement dated May 14, 2018 by and among our company, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and certain other parties, we issued (i) a total of 1,106,646 Series A Preferred Shares and a total of 195,120 Series B-1 Preferred Shares to SCC Growth IV 2018-D, L.P.; (ii) a total of 823,571 Series A Preferred Shares and a total of 145,209 Series B-1 Preferred Shares to SCC Growth IV 2018-F, L.P.; (iii) a total of 562,832 Series A Preferred Shares and a total of 99,237 Series B-1 Preferred Shares to Sequoia Capital Global Growth Fund II, L.P.; and (iv) a total of 6,951 Series A Preferred Shares and a total of 1,226 Series B-1 Preferred Shares to Sequoia Capital Global Growth II Principals Fund, L.P., for a total consideration of US$197.4 million.

        In addition, in May 2018, we issued preferred shares to the following shareholders for nominal consideration to reflect their then-current ownership interests in our PRC entities prior to the completion of the Restructuring Transactions:

  •
  2,944,395 Series Angel Preferred Shares to Aodong Investments Limited at a nominal subscription price, which shares were originally issued as ordinary shares in January 2018 and subsequently converted to Series Angel Preferred Shares in May 2018;

  •
  3,125,000 Series B-2 Preferred Shares and 1,114,376 Series C-1 Preferred Shares to Nectarine, a wholly-owned subsidiary of Tencent, at a nominal subscription price;

  •
  1,138,381 Series B-3 Preferred Shares, 2,858 Series C-1 Preferred Shares and 117,587 Series D Preferred Shares to Youran Holdings Limited at a nominal subscription price;

  •
  125,000 Series B-4 Preferred Shares to ZY Entertainment Holding Limited at a nominal subscription price;

  •
  1,806,049 Series C-1 Preferred Shares to Phoenix Fuju Limited at a nominal subscription price;

  •
  141,098 Series C-1 Preferred Shares to Gold-Finance (Hong Kong) Asset Management Limited at a nominal subscription price;

  •
  423,293 Series C-1 Preferred Shares to SCGC Capital Holding Company Limited at a nominal subscription price;

  •
  84,659 Series C-1 Preferred Shares to Hui Yuan Holdings Limited at a nominal subscription price;

  •
  1,048,759 Series D Preferred Shares to CMBI Private Equity Series SPC-Entertainment Fund I SP at a nominal subscription price; and

  •
  9,525 Series D Preferred Shares to Victor Talent Limited at a nominal subscription price.

        For details about the rights of holders of our ordinary shares and preferred shares, please refer to "Description of Share Capital."

  Shareholders Agreement

        We entered into shareholders agreement on May 29, 2018 (the "Series E Shareholders Agreement") with our then existing shareholders. The Series E Shareholders Agreement provides that, prior to our Qualified IPO, our board of directors should consist of eleven directors to be appointed by our founders and certain of our existing shareholders pursuant to their respective appointment rights under the Series E Shareholders Agreement. The Series E Shareholders Agreement will terminate upon consummation of a Qualified IPO, except for provisions with respect to the registration rights and the information and inspection rights, which will survive the consummation of a Qualified IPO. A "Qualified IPO" refers to a firm commitment underwritten public offering of ordinary shares (or depositary receipts or depositary shares thereof) in the United States on the NYSE or the Nasdaq, or on the Hong Kong Stock Exchange, Shanghai Stock Exchange, Shenzhen Stock Exchange or another internationally recognized stock exchange approved by Tencent, in each case, with the valuation of the company being not less than US$3,000,000,000 and the proceeds from the offering being not less than US$300,000,000, as is provided in the Series E Shareholders Agreement.

        The Series E Shareholders Agreement provides for certain special rights, including registration rights, preemptive rights, rights of first refusal, rights of co-sale, drag-along rights and redemption rights. Except for the registration rights and the information and inspection rights, all of the preferential rights, including the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

  Registration Rights

        Pursuant to the Series E Shareholders Agreement, we have granted certain registration rights to our shareholders as described below.

Demand registration rights

        At any time after the earlier of (i) December 31, 2022, or (ii) six months following the completion of a firm commitment underwritten public offering, holders of at least 30% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registration of at least 10% of the registrable securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of securities to be underwritten, the registrable securities shall allocate first to Tencent on a pro rata basis according to the number of registrable securities then outstanding held by it, and then to the other holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each such holder requesting registration (including the initiating holders). The underwriting as described above shall be restricted so that in any offerings after the initial public offering, the number of registrable securities included in any such registration is not reduced to below 30% of the aggregate number of shares of registrable securities for which inclusion has been requested.

        We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any other share during such 90-day period. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give written notice to all holders and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations that have been declared and ordered effective.

Piggyback Registration Rights.

        If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second, to Tencent on a pro rata basis based on the total number of shares of registrable securities then held by it, third, to the other requesting holders on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and fourth, to holders of other securities of the company. The underwriting as described above shall be restricted so that in any offerings after the initial public offering, the number of registrable securities included in any such registration is not reduced below 30% of the aggregate number of shares of registrable securities for which inclusion has been requested.

Form F-3 registration rights

        Any holders of registrable securities may request us to file a registration statements on Form F-3. We should promptly give written notice to all other holders of our registrable securities, and make best efforts to effect the registration of the securities on Form F-3 within 20 days after we delivered such written notice. We are not obligated to effect any such registration in certain situations including when the size of the offering is less than US$100,000,000 or when our board in good faith determines that the registration would be materially detrimental to us and our shareholders.

Expenses of Registration

        We will bear all registration expenses, other than the selling expenses or other amounts payable to underwriters or brokers in connection with any demand, piggyback or Form F-3 registration.

  Information and Inspection Rights

        Pursuant to the Series E Shareholders Agreement, we shall deliver (i) the combined and consolidated financial statements and (ii) any other documents or information sent to all other shareholders and any report publicly filed with any relevant securities exchange, regulatory authority or governmental agency to the holders of our preferred shares. In addition, each holder of our preferred shares are entitled to inspect and review facilities, properties, records, books and accounts of our company. Specifically, we should cooperate with Tencent and its advisors in connection with Tencent's audit of our company's accounts.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        JPMorgan Chase Bank, N.A., as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent            shares (or a right to receive            shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office is located at [383 Madison Avenue, Floor 11, New York, NY 10179].

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

  How can ADS holders withdraw the deposited securities?

        You may surrender your ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

  How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• $.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

  How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

  •
  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  •
  we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

  •
  we appear to be insolvent or enter insolvency proceedings;

  •
  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  •
  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  •
  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            ADSs outstanding, representing            ordinary shares, or approximately             % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

        We, [our directors and executive officers, our existing shareholders and RSU holders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately             ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See "Description of Share Capital—Shareholders Agreement—Registration Rights."

TAXATION

        The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws, regulations and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Global Law Office, our PRC legal counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) not less than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 apply only to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group and not those controlled by PRC individuals or foreigners, Global Law Office, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of regarding the determination on residence status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes even if the standards for "de facto management body" prescribed in SAT Circular 82 are applicable to us. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Taxation

        In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire the ADSs or ordinary shares.

        This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  dealers or traders in securities that use a mark-to-market method of tax accounting;

  •
  persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes and their partners;

  •
  tax-exempt entities, including "individual retirement accounts" or "Roth IRAs";

  •
  insurance companies;

  •
  certain U.S. expatriates;

  •
  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

  •
  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. [This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.]

        As used herein, a "U.S. Holder" is a beneficial owner of the ADSs or ordinary shares that is, for federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

        [The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a "pre-release"), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by beneficial owners of American depositary shares. These actions would also be inconsistent with the claiming of the favorable tax rates, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.]

        This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

        Except as described below under "—Passive Foreign Investment Company Rules," this discussion assumes that we are not, and will not be, a passive foreign investment company (a "PFIC") for any taxable year.

Taxation of Distributions

        Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. [Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.] Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations [and the discussion above regarding concerns expressed by the U.S. Treasury], dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in "—People's Republic of China Taxation," dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, [and subject to the discussion above regarding concerns expressed by the U.S. Treasury,] PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

        A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—People's Republic of China Taxation," gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as a nonpassive or passive asset based on the nature of the income produced in the activity to which the goodwill relates.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However it is not entirely clear how the contractual arrangements between us, our VIEs and the shareholders of our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as a nonpassive asset is not entirely clear. The determination of our PFIC status for our current or any future taxable year cannot be made until after the end of each such year. Furthermore, we will hold a substantial amount of cash following this offering and our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

        If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

        In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder's holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner.

        If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a "deemed sale" election that would allow them to eliminate the continuing PFIC status under certain circumstances.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. NYSE, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under "—Taxation of Distributions" above (but subject to the discussion in the immediately subsequent paragraph).

        If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or Ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

  Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

        The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States of America. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States of America. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036, United States of America.

Option to Purchase Additional ADSs

        We [and certain selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs from us [and            additional ADSs from certain selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent        % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Public offering price
Discounts and commissions paid by us
Discounts and commissions paid by the selling shareholders

        The estimated offering expenses payable by us [and the selling shareholders], exclusive of the underwriting discounts and commissions, are approximately US$             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our [and the selling shareholders'] ordinary shares and ADSs. [We [and the selling shareholders] have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$            .]

Lock-Up Agreements

        We, our directors, executive officers, existing shareholders and RSU holders have agreed with the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs or securities that are substantially similar to our ordinary shares or ADSs during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of            ordinary shares (representing approximately        % of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer. See "Shares Eligible for Future Sales."

        The representatives, in their sole discretion, may release our ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

New York Stock Exchange Listing

        We will apply for listing the ADSs on the New York Stock Exchange under the symbol "DOYU."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[Directed ADS Program

        At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by            . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Discretionary Sales

        The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

        We [and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us[, the selling shareholders] and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

[Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us [and the selling shareholders] that you are an Exempt Investor.

        As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us [and the selling shareholders] that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

        Bermuda.    The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation

        British Virgin Islands.    The ADSs are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by us, our shareholders, or on our, or our shareholders', behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

        This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

        The ADSs may be offered to persons located in the British Virgin Islands who are "qualified investors" for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as "professional investors" under SIBA, which is any person (a) whose ordinary business involves, whether for that person's own account or the account of others, the acquisition or disposal of property of the same kind as our property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

  Canada

  Resale Restrictions

        The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

  Representations of Canadian Purchasers

        By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us[, the selling shareholders] and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions;

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

  •
  where required by law, the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

  Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

  Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein [and the selling shareholders] may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

        Dubai International Financial Centre ("DIFC").    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of the ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

        Japan.    ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Korea.    The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the "FETL"). Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia ("Commission") for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

        Singapore.    This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

        the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  (1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (2)
  where no consideration is or will be given for the transfer;

  (3)
  where the transfer is by operation of law; or

  (4)
  as specified in Section 276(7) of the SFA.

  Notification under Section 309B(1)(c) of the SFA

        The company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

        South Africa.    Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

  1.
  the offer, transfer, sale, renunciation or delivery is to:

  (a)
  persons whose ordinary business is to deal in securities, as principal or agent;

  (b)
  the South African Public Investment Corporation;

  (c)
  persons or entities regulated by the Reserve Bank of South Africa;

  (d)
  authorised financial service providers under South African law;

  (e)
  financial institutions recognised as such under South African law;

  (f)
  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

  (g)
  any combination of the person in (a) to (f); or

  2.
  the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

        No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the "South African Companies Act")) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as "SA Relevant Persons"). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

        United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

        United Kingdom.    This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.]

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates.

SEC Registration Fee	US$
NYSE Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

 LEGAL MATTERS

        We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by CM Law Firm and Han Kun Law Offices. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Global Law Office with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon CM Law Firm and Han Kun Law Offices with respect to matters governed by PRC law.

 EXPERTS

        The combined and consolidated financial statements and related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America). Such combined and consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Shanghai, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC's website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

DOUYU INTERNATIONAL HOLDINGS LIMITED
INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of DouYu International Holdings Limited

Opinion on the Financial Statements

        We have audited the accompanying combined and consolidated balance sheets of DouYu International Holdings Limited (the "Company") and its subsidiaries and variable interest entities (the "Group") as of December 31, 2016, 2017 and 2018, the related combined and consolidated statements of comprehensive loss, changes in shareholders' deficit, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People's Republic of China

April 4, 2019

We have served as the Group's auditor since 2015.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	516,823,810	539,601,552	5,562,204,889	808,989,148
Accounts receivable, net	43,971,042	135,778,457	129,464,732	18,829,864
Prepayments	39,147,605	84,890,832	135,755,353	19,744,797
Amounts due from related parties	8,857,221	13,536,360	64,070,214	9,318,626
Other current assets	67,116,183	89,046,361	225,513,856	32,799,630

Total current assets	675,915,861	862,853,562	6,117,009,044	889,682,065
Property and equipment, net	49,292,323	50,270,125	50,427,610	7,334,392
Intangible assets, net	11,324,271	16,653,672	131,013,892	19,055,180
Investments	29,246,021	96,129,014	134,252,190	19,526,170
Goodwill	—	—	13,567,679	1,973,337
Other non-current assets	13,137,789	5,707,803	48,581,307	7,065,858

TOTAL ASSETS	778,916,265	1,031,614,176	6,494,851,722	944,637,002

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
LIABILITIES
Current liabilities:
Accounts payable (including RMB335,976,134, RMB452,067,470 and RMB256,071,492 from the consolidated VIEs, without recourse to the Company as of December 31, 2016, 2017 and 2018, respectively.)	335,976,134	452,067,470	800,370,211	116,409,019
Advances from customers (including RMB5,518,705, RMB5,488,122 and RMB8,411,446 from the consolidated VIEs, without recourse to the Company as of December 31, 2016, 2017 and 2018, respectively)	5,518,705	5,488,122	9,708,051	1,411,977
Deferred revenue (including RMB15,048,939, RMB45,921,961 and RMB112,071,796 from the consolidated VIEs without recourse to the Company as of December 31, 2016, 2017 and 2018, respectively)	15,048,939	45,921,961	112,071,796	16,300,167
Accrued expenses and other current liabilities (including RMB120,659,642, RMB208,181,902 and RMB103,101,896 from the consolidated VIEs, without recourse to the Company as of December 31, 2016, 2017 and 2018, respectively)	120,659,642	208,181,902	313,454,992	45,590,138
Amounts due to related parties (including RMB46,696,878, RMB160,262,060 and RMB1,547,837,321 from the consolidated VIEs without recourse to the Company as of December 31, 2016, 2017 and 2018, respectively)	46,696,878	160,262,060	1,628,307,520	236,827,506

Total current liabilities	523,900,298	871,921,515	2,863,912,570	416,538,807

TOTAL LIABILITIES	523,900,298	871,921,515	2,863,912,570	416,538,807

Commitments and contingencies (Note 21)
Convertible redeemable preferred shares (total redemption value of RMB2,156,095,778, RMB2,846,049,639 and RMB7,262,965,150 as of December 31, 2016, 2017 and 2018, respectively)	2,129,383,560	2,629,383,560	6,644,822,639	966,449,369
Shareholders' deficit
Ordinary shares (US$0.0001 par value, nil, and nil share authorized, issued and outstanding as of December 31, 2016 and 2017, respectively. 479,999,830 shares authorized, 10,170,111 shares issued, 8,063,790 shares outstanding as of December 31, 2018, respectively)	—	—	5,148	749
Additional paid-in capital	24,925,727	42,500,365	48,989,244	7,125,190
Accumulated deficit	(1,899,293,320)	(2,512,191,264)	(3,388,471,092)	(492,832,682)
Accumulated other comprehensive income	—	—	325,593,213	47,355,569

Total Equity	(1,874,367,593)	(2,469,690,899)	(3,013,883,487)	(438,351,174)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT	778,916,265	1,031,614,176	6,494,851,722	944,637,002

The accompanying notes are an integral part of these combined and consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Note 2)
Net revenues (including related-party revenues of RMB9,494,019, RMB21,726,545 and RMB75,946,677 for the years ended December 31, 2016, 2017 and 2018, respectively)	786,841,976	1,885,717,001	3,654,383,126	531,507,981
Cost of revenues	(1,155,081,738)	(1,890,368,777)	(3,503,356,228)	(509,542,030)

Gross profit (loss)	(368,239,762)	(4,651,776)	151,026,898	21,965,951
Operating expenses:
Sales and marketing expenses	(223,479,681)	(310,282,787)	(538,898,272)	(78,379,503)
General and administrative expenses	(95,011,126)	(100,641,525)	(196,824,280)	(28,626,904)
Research and development expenses	(93,454,164)	(212,114,009)	(329,334,413)	(47,899,704)
Other operating income, net	3,796,425	9,302,582	54,910,077	7,986,339

Total operating expenses	(408,148,546)	(613,735,739)	(1,010,146,888)	(146,919,772)

Loss from operations	(776,388,308)	(618,387,515)	(859,119,990)	(124,953,821)
Other income (expenses), net	49,480	(259,810)	(20,176,164)	(2,934,501)
Foreign exchange loss, net	—	—	(75,613,235)	(10,997,489)
Interest income	3,889,188	6,878,388	85,840,246	12,484,946
Interest expenses	(8,904,370)	—	—	—
Fair value change of warrant liabilities	716,231	—	—	—

Loss before income taxes	(780,637,779)	(611,768,937)	(869,069,143)	(126,400,865)
Income tax expense	—	—	—	—
Share of loss in equity method investments	(2,253,979)	(1,129,007)	(7,210,685)	(1,048,751)

Net loss	(782,891,758)	(612,897,944)	(876,279,828)	(127,449,616)
Deemed dividend	(284,943,058)	—	(6,661,667)	(968,899)

Net loss attributable to ordinary shareholders of the Company	(1,067,834,816)	(612,897,944)	(882,941,495)	(128,418,515)

Net loss per ordinary share attributable to ordinary shareholders
Basic and Diluted	(123.94)	(74.85)	(108.80)	(15.82)
Weighted average shares used in calculating net loss per ordinary share
Basic and Diluted	8,615,914	8,188,790	8,115,160	8,115,160
Unaudited pro forma net loss per ordinary share attributable to ordinary shareholders (Note 17)
Basic and Diluted			(24.25)	(3.53)
Unaudited pro forma weighted average shares used in calculating net loss per ordinary share
Basic and Diluted			36,136,425	36,136,425
Net loss	(782,891,758)	(612,897,944)	(876,279,828)	(127,449,616)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	—	—	325,593,213	47,355,569

Comprehensive loss	(782,891,758)	(612,897,944)	(550,686,615)	(80,094,047)

The accompanying notes are an integral part of these combined and consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

					Accumulated Other Comprehensive Income
	Ordinary Shares		Additional Paid-in capital	Accumulated Deficit
						Total Equity
	Number of shares
		RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	—	—	41,025,401	(709,614,641)	—	(668,589,240)
Distribution to shareholders of Guangzhou Douyu in connection with 2016 Restructuring (Note 1)	—	—	(13,452,685)		—	(13,452,685)
Deemed dividend upon issuance of Series B Preferred Equity (Note 15)	—	—	(27,572,716)	(45,163,881)	—	(72,736,597)
Repurchase of equity interest of Wuhan Douyu upon issuance of Series B Preferred Equity (Note 15)	—	—	—	(77,396,500)	—	(77,396,500)
Deemed dividend from repurchase of equity interest of Wuhan Douyu upon issuance of Series B Preferred Equity (Note 15)	—	—	—	(85,378,540)	—	(85,378,540)
Repurchase of equity interest of Wuhan Douyu upon issuance of Series C Preferred Equity (Note 15)	—	—	—	(72,020,079)	—	(72,020,079)
Deemed dividend from repurchase of equity interest of Wuhan Douyu upon issuance of Series C Preferred Equity (Note 15)	—	—	—	(126,827,921)	—	(126,827,921)
Net loss	—	—	—	(782,891,758)	—	(782,891,758)
Share-based compensation	—	—	24,925,727	—	—	24,925,727

Balance at December 31, 2016	—	—	24,925,727	(1,899,293,320)		(1,874,367,593)
Net loss	—	—	—	(612,897,944)		(612,897,944)
Share-based compensation	—	—	17,574,638	—	—	17,574,638

Balance at December 31, 2017	—	—	42,500,365	(2,512,191,264)	—	(2,469,690,899)
Deemed dividend upon repurchase of Series C-2 Preferred Equity	—	—	(6,661,667)	—	—	(6,661,667)
Issuance of ordinary share in connection with 2018 Restructuring	8,188,790	5,207	—	—	—	5,207
Repurchase of ordinary share upon issuance of Series B-4 Preferred Share	(125,000)	(59)	(22,254,341)	—	—	(22,254,400)
Net loss	—	—	—	(876,279,828)	—	(876,279,828)
Share-based compensation	—	—	35,404,887	—	—	35,404,887
Foreign currency translation adjustments	—	—	—	—	325,593,213	325,593,213

Balance at December 31, 2018	8,063,790	5,148	48,989,244	(3,388,471,092)	325,593,213	(3,013,883,487)

The accompanying notes are an integral part of these combined consolidated financial statements.

DOUYU INTERNATIONAL HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net loss	(782,891,758)	(612,897,944)	(876,279,828)	(127,449,616)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	6,819,543	23,167,001	26,996,910	3,926,539
Gain from the disposal of intangible assets	—	—	(3,525,314)	(512,736)
Amortization of intangible assets	244,138	2,875,712	18,548,448	2,697,760
Loss on the disposal of property and equipment	12,742	49,787	117,573	17,100
Provision for allowance for doubtful accounts	1,690,103	3,482,332	1,121,009	163,044
Share of loss in equity method investments	2,253,979	1,129,007	7,210,685	1,048,751
Impairment loss of investments	—	—	15,166,140	2,205,824
Loss on disposal of investment			3,504,018	509,638
Share-based compensation	24,925,727	17,574,638	35,404,887	5,149,427
Fair value change of warrant liabilities	(716,231)	—	—
Interest expense of convertible loans	2,396,469	—	—
Foreign exchange loss	—	—	75,613,235	10,997,489
Changes in operating assets and liabilities:
Accounts receivable	(20,361,250)	(95,289,748)	5,192,716	755,249
Prepayments	(37,976,807)	(45,743,227)	(50,864,521)	(7,397,938)
Other current assets	(33,789,765)	(17,751,035)	(133,691,495)	(19,444,621)
Other non-current assets	(2,607,971)	(570,012)	(8,468,841)	(1,231,742)
Amounts due from related parties	(8,857,221)	(4,679,139)	(50,533,854)	(7,349,844)
Accounts payable	3,312,717	127,138,065	348,302,741	50,658,533
Advances from customers	5,010,070	(30,583)	4,219,929	613,763
Accrued expenses and other current liabilities	72,309,638	76,070,533	105,273,090	15,311,335
Amounts due to related parties	42,157,462	113,565,182	72,956,231	10,611,044
Deferred revenue	11,953,573	30,873,022	66,149,835	9,621,094

Net cash used in operating activities	(714,114,842)	(381,036,409)	(337,586,406)	(49,099,907)

Cash flows from investing activities:
Proceeds on disposal of property and equipment	56,752	47,621	26,477	3,851
Purchases of property and equipment	(44,642,533)	(23,837,212)	(32,826,275)	(4,774,384)
Purchases of intangible assets	(2,199,833)	(8,205,114)	(83,163,444)	(12,095,621)
Purchases of short-term investments	(870,000,000)	(1,700,000,000)	(2,770,000,000)	(402,879,791)
Proceeds from disposal of short-term investments	870,000,000	1,700,000,000	2,770,000,000	402,879,791
Proceeds from disposal of intangible assets	—	—	1,484,377	215,894
Payment for business acquisition, net of cash acquired.	—	—	(57,971,520)	(8,431,608)
Payment for investments	(39,500,000)	(60,012,000)	(92,500,000)	(13,453,567)

Cash used in investing activities	(86,285,614)	(92,006,705)	(264,950,385)	(38,535,435)

Cash flows from financing activities
Deferred offering costs	—	—	(6,876,834)	(1,000,194)
Proceeds on issuance of ordinary shares	—	—	5,207	757
Repayment of loans	(271,875,000)	—	—	—
Loans from Beijing Sequoia and Nanshan	46,000,000	—	—	—
Distribution to the shareholders of Guangzhou Douyu in connection with 2016 Restructuring	(4,459,672)	—	—	—
Capital contribution from convertible redeemable preferred shareholders	1,528,504,000	500,000,000	4,026,518,012	585,632,756

Cash received from a preferred shareholder in connection with 2018 Restructuring	—	—	1,260,439,815	183,323,368
Repurchase of Series C-2 Preferred Equity	—	—	(39,995,000)	(5,817,031)
Advance from related party	—	—	39,995,000	5,817,031

Cash provided by financing activities	1,298,169,328	500,000,000	5,280,086,200	767,956,687

Effect of foreign exchange rate changes on cash and cash equivalents	1,468,436	(4,179,144)	345,053,928	50,186,012

Net increase in cash and cash equivalents	499,237,308	22,777,742	5,022,603,337	730,507,357
Cash and cash equivalent at the beginning of the year	17,586,502	516,823,810	539,601,552	78,481,791

Cash and cash equivalent at the end of the year	516,823,810	539,601,552	5,562,204,889	808,989,148

Supplemental disclosure of cash flow information:
Interest expenses paid	7,257,901	—	323,650	47,073
Income tax paid	—	—	—	—
Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable	—	—	6,353,017	924,008
Conversion of loan and interest to convertible redeemable preferred equity	56,187,500	—	—	—
Exercise of warrant for issuance convertible redeemable preferred equity	3,333,333	—	—	—

The accompanying notes are an integral part of these combined and consolidated financial statements.

Notes to the Combined and Consolidated Financial Statements

1. Organization and principal activities

        DouYu International Holdings Limited (the "Company" or "DouYu International") was incorporated under the laws of Cayman Islands on January 5, 2018. The Company, its subsidiaries and its variable interest entities (collectively referred to as the "Group") operate platform on PC and mobile apps, through which users can enjoy immersive and interactive gaming and entertainment live streaming.

History of the Group

        The Group's history began with the commencement of operations of Guangzhou Douyu Internet Technology Co., Ltd. ("Guangzhou Douyu"), a limited liability company established in Guangdong Province, the People Republic of China (the "PRC") on April 3, 2014, which was owned by two founders, Mr. Shaojie Chen and Mr. Wenming Zhang (the "Founders") and an outside investor (collectively referred to as the "Original Shareholders").

2016 Restructuring

        In 2015, the Original Shareholders initiated a restructuring plan to move Guangzhou Douyu's business from Guangdong province to Hubei province in order to expand its business. The restructuring was accomplished through a series of transactions ("2016 Restructuring") as follows:

        On May 8, 2015, Wuhan Douyu Internet Technology Co., Ltd. ("Wuhan Douyu") was established as a limited liability company under the laws of the PRC with a registered capital of RMB10 million. On February 3, 2016, Wuhan Douyu and Guangzhou Douyu executed an assets and business transfer agreement. Pursuant to the agreement, Guangzhou Douyu transferred all of its assets, liabilities and business, excluding cash and cash equivalents of RMB2.6 million and deductible tax assets of RMB9.0 million to Wuhan Douyu for a cash consideration of RMB1.9 million.

        Upon the completion of the 2016 Restructuring, Wuhan Douyu succeeded all of the operations of Guanghzou Douyu. As Guangzhou Douyou and Wuhan Douyu were all under common control of the Mr. Shaojie Chen, the 2016 Restructuring was accounted for in a manner similar to a pooling of interest with assets and liabilities recognized at their historical amount in the Group's combined and consolidated financial statements. The cash consideration paid of RMB1.9 million and cash and deductible tax assets retained by Guangzhou Douyu of RMB11.6 million, were recorded as a distribution to shareholders of Guangzhou Douyu in the combined and consolidated statements of changes in shareholders' deficit.

2018 Restructuring

        In 2018, the Original Shareholders and all of the investors undertook an equity restructuring in order to redomicile its business from PRC to the Cayman Islands (the "2018 Restructuring"), which was executed in the following steps:

  1.
  On January 5, 2018, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Ordinary Shareholders subscribed to 8,188,790 ordinary shares of the Company at par value of US$0.0001 per share.

  2.
  Upon obtaining all necessary approvals from the PRC government, on May 14, 2018, the investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in

Notes to the Combined and Consolidated Financial Statements (Continued)

1. Organization and principal activities (Continued)

    Wuhan Douyu. Upon the issuance of preferred shares and ordinary shares issued in step 1, the equity structure of the Company is identical to that of Wuhan Douyu.

  3.
  On May 18, 2018, the Company, through its wholly owned subsidiary in PRC, entered into a series of contractual arrangement, with Wuhan Douyu and its respective shareholders. See Note 2.2 below for a description of the VIE arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of the Wuhan Douyu.

        As of December 31, 2018, the Company's principal subsidiaries, VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of direct/indirect ownership
Wholly owned subsidiaries
Wuhan Douyu Education Consulting Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Yuwan Culture Media Co., Ltd.	June 28, 2016	Wuhan	100%
Wuhan Yuxing Tianxia Culture Media Co., Ltd.	June 24, 2016	Wuhan	100%
Wuhan Yuyin Raoliang Culture Co., Ltd.	June 23, 2016	Wuhan	100%
Wuhan Yu Leyou Internet Technology Co., Ltd.	November 9, 2016	Wuhan	100%
Wuhan Xiaoyu Chuhai Internet Technology Co., Ltd.	January 5, 2017	Wuhan	100%
Wuhan Douyu Yule Internet Technology Co., Ltd.	April 2, 2018	Wuhan	100%
VIEs
Wuhan Ouyue Online TV Co., Ltd. ("Wuhan Ouyue")	February 3, 2016	Wuhan	100%
Wuhan Douyu Network Technology Co., Ltd.	May 8, 2015	Wuhan	100%

2. Summary of significant accounting policies

  2.1 Basis of Presentation

        The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  2.2 Basis of Consolidation

        The financial statements presented herein represent (1) prior to 2018 Restructuring, the Combine Financial Statements of Wuhan Douyu, it subsidiaries and variable interest entity; (2) subsequent to 2018 Restructuring, the combined and consolidated financial statements of the Company, it subsidiaries and variable interest entities. All inter-company transactions and balances have been eliminated.

        The Company, through its wholly-owned foreign invested subsidiary, WFOE in the PRC, entered into a series of contractual arrangements ("VIE agreements") with Wuhan Douyu and Wuhan Ouyue (collectively known as "the VIEs") and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

        Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet valued-added businesses. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        Agreements that provide the Group effective control over the VIEs include:

Shareholders' Voting Rights Proxy Agreement

        Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIEs and WFOE, each shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder's behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIEs. The power of attorney will remain in force.

Executive Call Option Agreement

        Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIEs and WFOE, the shareholders irrevocably granted WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIEs, to WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without WFOE's prior written consent, the VIEs and its shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. The term is for ten years and may be extended for another ten years at the option of WFOE.

Equity Pledge Agreements

        Each shareholder of the VIEs has also entered into an equity pledge agreement with WFOE, pursuant to which each shareholder pledged his/her interest in WFOE to guarantee the performance of obligations of WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders' voting rights proxy agreement. If the VIEs or any of the shareholder breaches its contractual obligations, WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the shareholders' voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

        Agreement that transfer economic benefits of the VIEs to the Group include:

Exclusive Business Cooperation Agreement

        Pursuant to the exclusive business cooperation agreement entered into by WFOE and the VIEs, WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE's total consolidated profit, which is adjustable at the sole discretion of WFOE. Without WFOE's consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        Shareholders Voting Right Proxy Agreements provide the Group effective control over the VIEs and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs' financial results of operations, assets and liabilities in the Group's combined and consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the combined and consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

        The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

  •
  revoke or refuse to grant or renew the Group's business and operating licenses;

  •
  restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

  •
  impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

  •
  require the Group to alter, discontinue or restrict its operations;

  •
  restrict or prohibit the Group's ability to finance its operations, and;

  •
  take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

        The imposition of any of these restrictions or actions could result in a material adverse effect on the Group's ability to conduct its business. In such case, the Group may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Group's combined and consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group's operations depend on the VIEs to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        The following financial statement amounts and balances of the VIEs were included in the accompanying combined and consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
ASSETS
Cash and cash equivalents	516,823,810	539,601,552	1,549,689,255
Accounts receivable, net	43,971,042	135,778,457	68,238,203
Prepayments	39,147,605	84,890,832	18,440,371
Amounts due from related parties	8,857,221	13,536,360	53,815,484
Other current assets	67,116,183	89,046,361	93,062,950
Property and equipment, net	49,292,323	50,270,125	29,297,602
Intangible assets, net	11,324,271	16,653,672	15,645,467
Investments	29,246,021	96,129,014	128,018,556
Other non-current assets	13,137,789	5,707,803	6,858,141

Total Assets	778,916,265	1,031,614,176	1,963,066,029

LIABILITIES
Accounts payable	335,976,134	452,067,470	256,071,492
Advances from customers	5,518,705	5,488,122	8,411,446
Deferred revenue	15,048,939	45,921,961	112,071,796
Accrued expenses and other current liabilities	120,659,642	208,181,902	103,101,896
Amounts due to related parties	46,696,878	160,262,060	1,547,837,321

Total Liabilities	523,900,298	871,921,515	2,027,493,951

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenue	786,841,976	1,885,717,001	3,436,175,885
Net loss	(782,891,758)	(612,897,944)	(680,682,612)

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(714,114,842)	(381,036,409)	1,091,289,940
Net cash used in investing activities	(86,285,614)	(92,006,705)	(80,279,043)
Net cash provided by financing activities	1,298,169,328	500,000,000	—

        The VIEs contributed 100%, 100% and 94% of the Group's consolidated revenue for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, the VIEs accounted for an aggregate of 30% of the consolidated total assets, and 71% of the consolidated total liabilities.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

        The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

  2.3 Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's combined and consolidated financial statements include the determination of estimated selling prices of multiple element revenue contracts for revenue recognition, valuation of ordinary share, share-based compensation, and realization of deferred tax assets.

  2.4 Fair value measurements

        Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

        The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

          Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

          Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

          Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

        The Group did not have any financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2016, 2017 and 2018.

  2.5 Foreign currency translation

        The functional currency of the Company is in US dollars ("US$"). The functional currency of the Group's subsidiaries and VIEs in the PRC is Renminbi ("RMB").

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the combined and consolidated statements of comprehensive loss.

        The Group's reporting currency is Renminbi ("RMB"). For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the statements of comprehensive income (loss) and the combined and consolidated statements of change in shareholders' deficit.

  2.6 Convenience Translation into United States Dollars

        Translations of balances in the combined and consolidated balance sheets, combined and consolidated statements of comprehensive losses and combined and consolidated statements of cash flows from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8755, on December 28, 2018, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 28, 2018, or at any other rate.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

  2.7 Cash and cash equivalents

        Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2016, 2017 and 2018, all cash and cash equivalents are unrestricted as to withdrawal and use.

  2.8 Accounts receivable and allowance for doubtful accounts

        Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

        The Group maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Uncollectible accounts receivable over two years are 100% written off.

  2.9 Property and equipment, net

        Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Furniture and office equipment	5 years
Motor vehicles	5 years

  2.10 Intangible assets, net

        Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives. License for Online Transmission of Audio/Video Programs is determined to have

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

an infinite useful life and is not subject to amortization, as such license is renewable every three years and can be renewed indefinitely.

Brand name	10 years
Platform	5 years
Agency contract rights	Over the shorter of the contract period or expected useful lives
Software	3 years
Other	1 - 10 years
License for Online Transmission of Audio/Video Programs	Infinite life

  2.11 Goodwill

        Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from the existing workforce and client service capability of the acquired businesses. Goodwill is reviewed at least annually for impairment. In evaluation of goodwill impairment, the Group perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, the Group proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for the reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third-party valuations. Unless circumstances otherwise dictate, the Group performs the impairment testing on annual basis as of December 31.

  2.12 Impairment of long-lived assets and intangible assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

        The Group evaluates intangible asset that is not subject to amortization for impairment annual and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment test for indefinite-lived intangible asset and compares of the fair value of the asset with its carrying amount. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the intangible asset as its new accounting basis.

  2.13 Long-term investments

        Investments held by the Group comprised of equity investments in privately-held entities. The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

amount of the investments and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used. Under the cost method, the Group carries the investments at cost and recognizes income to the extent of dividend received from the distribution of the equity investee's post-acquisition profits.

        The Group assesses its equity investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other-than-temporary. If the decline in the fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value. The Group recorded impairment loss of RMB nil, nil and RMB15,166,140 in other expense, net for the years ended December 31, 2016, 2017 and 2018, respectively.

  2.14 Convertible notes and detachable warrants

        The Group issued convertible notes with detachable warrants in 2015. The Group has evaluated whether the conversion feature of the notes is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. Based on the Group's evaluation, the conversion feature is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the holder of the notes with means to net settle the contracts. Convertible notes, for which the embedded conversion feature does not qualify for derivative treatment, are evaluated to determine if the effective rate of conversion per the terms of the convertible note agreement is below fair value. The Group has determined that there was no beneficial conversion feature attributable to the convertible note, as the effective conversion price is not below fair value of the equity interest to be converted on the commitment dates. The Group will reevaluate whether beneficial conversion feature is required to be recorded upon modification to the effective conversion price of the equity interest, if any.

        The Group has evaluated the detachable warrants in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities has had determined the detachable warrants meet the definition of a derivative and need to be measured under the fair value. The Group classifies warrants in its combined and consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

  2.15 Revenue recognition

        The Group recognizes revenue when a persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue are recorded, net of sales related taxes and surcharge. The Group principally derives its revenue from live streaming, advertisement and other services.

  Live streaming

        The Group is principally engaged in operating its own live streaming platforms, which enable streamers and users to interact with each other during live streaming. The users have the option to

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

purchase virtual currency, which is non-refundable and can only be used to redeem for virtual items to be used in the live streaming sessions on the Group's platforms. Unredeemed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

        Virtual items are categorized as consumable and time-based items. Consumable items consist of virtual gifts presented from the users to the streamers to show their support, and are consumed immediately upon redemption. For consumable virtual item, the Group recognizes live streaming revenue when the consumable virtual item is used. Time-based items consist of monthly premium subscription services. Live streaming revenue for the time-based items is recognized ratably over a fixed period on a straight line basis. The Group does not have further obligations to the user after the virtual items are consumed immediately or after the stated period of time for time-based items.

        Virtual items may be sold individually or bundled into one arrangement. When the Group's users purchase multiple virtual items bundled within the same arrangement, the Group evaluates such arrangements under ASC 605-25 Multiple-Element Arrangements. The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all service revenues based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence ("VSOE") if available; (ii) third-party evidence ("TPE") if VSOE is not available; and (iii) best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

  Advertisement

        The Group generates advertisement revenues from rendering of various forms of advertisement services and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group's platforms are generally charged on the basis of duration whereby revenue is recognized ratably over the contract period of display. The Group provides sales incentives in the forms of discounts and rebates to advertisers or advertisement agencies based on purchase volume. Revenue is recognized based on the price charged to the advertisers or agencies, net of sales incentives provided to the advertisers or agencies. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience. For the years ended December 31, 2016, 2017 and 2018, the rebates recorded by the Group were RMB13,021,656, RMB35,337,970 and RMB44,389,826, respectively.

  Other revenue

        Other revenue mainly consists of game distribution revenue. Online games developed by third party game developers are displayed through the Group's platforms to attract users to download and play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in game purchase amounts for the games downloaded or played through the Group's platforms. Game distribution revenue is recognized at a point in time when the purchase in game is made. Other revenue also includes ticket revenue for certain events held by the Group.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

  2.16 Cost of revenues

        Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees paid to live streamers and talent agencies determined based on a percentage of revenue from sale of virtual items, (ii) content costs, (iii) bandwidth, (iv) salaries and welfare, (v) server costs, depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, and (vi) payment handling costs.

  2.17 Research and development expenses

        Research and development expenses primarily consist of (1) salaries and benefits expenses incurred for research and development personnel, and (2) rental, general expenses and depreciation expenses associated with the research and development activities. Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2016, 2017 and 2018.

  2.18 Sales and marketing expenses

        Sales and marketing expenses consist primarily of (i) advertising and market promotion expenses and (ii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB84,940,702, RMB98,732,746 and RMB129,013,488 for the years ended December 31, 2016, 2017 and 2018, respectively.

  2.19 General and administrative expenses

        General and administrative expenses consist primarily of (i) consulting fees, and (ii) share based compensation, salaries and welfare for general and administrative personnel.

  2.20 Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

        Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

        The Group accounts for uncertainty in income taxes recognized in the combined and consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the combined and consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018.

  2.21 Segment information

        The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM") for making decisions, allocation of resource and assessing performance.

        The Group's CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Before October 2018, the Group operates and manages it business in PRC China as a single segment. In October 2018, the Group acquired a business which operates a live stream platform in Southeast Asia ("Nonolive") (see Note 3) and identified it as a new operating segment. The Group has determined that Nonolive does not meet the quantitative thresholds for a reportable segment under ASC 280-10-50 in the year ended December 31, 2018, therefore, does not result in a reportable segment.

  2.22 Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

  2.23 Government subsidies

        Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other operating income in the period the cash is received.

  2.24 Net income (loss) per share

        Basic income (loss) per share are computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

        The Company's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of restricted share units are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, in a period in which the Group realizes a net loss.

  2.25 Certain risks and concentrations

        The revenues and expenses of the Group's entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. No customer individually represents greater than 10% of the total net revenues.

  2.26 Unaudited Pro forma loss per share

        Pro forma basic and diluted loss per share is computed by dividing net loss attributable to the Group's ordinary shareholders, by the weighted average number of ordinary shares outstanding for the year ended December 31, 2018 plus the number of ordinary shares resulting from the assumed conversion of the outstanding preferred shares into ordinary shares using the conversion ratio of one for one upon completion of a qualified initial public offering.

  2.27 Recent accounting pronouncements

        Under the Jumpstart Our Business Startups Act of 2012, as amended ("the JOBS Act"), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The amendment will be effective for annual reporting periods beginning after December 15, 2018 including interim periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted only for annual and interim periods beginning after December 15, 2016.

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

        The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). As an emerging growth company ("EGC"), the Group has elected to adopt the new revenue standard as of the effective date applicable to nonissuer and will implement the new revenue standards effective January 1, 2019, using the modified retrospective method for the annual reporting period for the year ended December 31, 2019. The Group has completed its assessment and currently does not expect the adoption of this guidance will have significant effects on the Group's revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

        In January 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. In February 2018, the FASB issued ASU 2018-03, "Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)" in which improvements were made to clarify ASU 2016-01. These aforementioned guidance is effective for annual reporting periods in fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group does not expect the adoption of ASU 2016-01 to have a significant impact on the combined and consolidated financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative-effective adjustment to the opening balance of retained earnings in the period of adoption. For non-public business entities, these aforementioned guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. As of December 31, 2018, the Group has RMB75,761,349 of future minimum operating lease commitments that are not currently recognized on its combined and consolidated balance sheets (Note 21). Therefore, the Group would

Notes to the Combined and Consolidated Financial Statements (Continued)

2. Summary of significant accounting policies (Continued)

expect changes to its combined and consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group's portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For non-public business entities, the guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its combined and consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. For non-public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group does not expect the adoption of this guidance will have a significant impact on its combined and consolidated financial statements.

3. Business Acquisition

        In order to further develop its overseas presence in the interactive gaming and entertainment live streaming markets, in October 2018, the Group, through a newly formed subsidiary, Gogo Glocal Holding Limited ("Gogo Glocal"), acquired all of the operating assets of Nonolive, a live stream platform operates in Southeast Asia, for a net cash consideration of RMB57,971,520, which was net of RMB10 million cash acquired upon disposal of previously held equity interest (see note 8). The assets acquired mainly include brand name, platform and related technology and assumption of its assembled workforces. The Group accounted for this acquisition as business combination.

        The Group has completed the valuation of the assets acquired with the assistance of a third party valuation firm and determined the consideration, fair value of the Group's existing investment in

Notes to the Combined and Consolidated Financial Statements (Continued)

3. Business Acquisition (Continued)

Nonolive at the time of acquisition, fair value of assets acquired and goodwill resulted for this acquisition as follows:

2018
RMB
Cash consideration	57,971,520
Fair value of the Group's cost method investment	6,495,982
Less: fair value of assets acquired
—Platform	10,000,000
—Brand Name	40,800,000

Goodwill	13,667,502

        The Group held 4.8% equity interest in the acquired business that was accounted for under the cost method (see Note 8). In accordance with ASC 805, Business Combination, the Group's equity interest previously held was re-measured at the fair value with a disposal loss of RMB 3,504,018 recognized in other income (expense), net in combined and consolidated statements of comprehensive loss for the year ended December 31, 2018 .

        The identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The Group has recognized platform and brand name as identifiable intangible asset. The other intangible assets acquired in the acquisition, including assembled workforce, and client service capability, which did not meet the separation criteria or the contractual-legal criteria, therefore, are not identifiable and not recognized apart from goodwill. The goodwill was assigned to Nonolive operating segment as result of the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes. Revenues and net loss in the amount of RMB5,885,855 and RMB48,164,404, respectively, attributable to Gogo Glocal acquired in October 2018 were included in the combined and consolidated statements of comprehensive income since the acquisition date.

        The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2017 and 2018 assuming that acquisitions occurred as of January 1, 2017. The pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	Years ended December 31,
	2017	2018
	Unaudited
	RMB	RMB
Pro forma revenue	1,911,340,047	3,681,270,272
Pro forma loss from operations	(696,280,827)	(879,923,547)
Pro forma net loss	(697,409,834)	(903,761,476)
Pro forma net loss per share Basic and Diluted	(85.17)	(111.37)

Notes to the Combined and Consolidated Financial Statements (Continued)

4. Accounts receivable, net

        Accounts receivable, net consisted of the followings:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Accounts receivable, gross	45,661,145	140,950,892	135,372,101
Less: allowance for doubtful receivables	(1,690,103)	(5,172,435)	(5,907,369)

Accounts receivable, net	43,971,042	135,778,457	129,464,732

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance as of January 1	—	1,690,103	5,172,435
Provisions for doubtful accounts	1,690,103	3,482,332	1,121,009
Write offs	—	—	(386,075)

Balance as of December 31	1,690,103	5,172,435	5,907,369

        The following customers accounted for 10% or more of accounts receivable, net:

	As of December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
Company D	*	*	*	*	21,112,127	16%
Company B	*	*	22,615,245	17%	13,441,984	10%
Company C	*	*	20,162,943	15%	*	*
Company A	8,262,654	19%	*	*	*	*

*
Amounts accounted for less than 10% of accounts receivable for each respective year.

5. Other current assets

        Other current assets consist of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest receivable	—	—	61,145,183
Value-added tax recoverable	48,631,319	40,892,592	57,328,066
Funds receivable from third party payment service provider(1)	11,511,940	29,821,965	47,029,453
Other receivables	4,162,176	12,126,017	23,411,527
Content rights	2,065,380	3,569,498	35,175,308
Other	745,368	2,636,289	1,424,319

Total	67,116,183	89,046,361	225,513,856

(1)
The Group opened accounts with external online payment service providers to collect funding from users.

Notes to the Combined and Consolidated Financial Statements (Continued)

6. Property and equipment, net

        Property and equipment, net consists of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Gross carrying amount
Computer and transmission equipment	44,198,827	64,092,134	86,612,440
Leasehold improvements	11,421,285	13,877,466	16,820,394
Furniture and office equipment	2,716,870	3,478,009	4,914,900
Motor vehicles	410,200	410,200	410,200

Total	58,747,182	81,857,809	108,757,934
Less: accumulated depreciation	(9,454,859)	(31,587,684)	(58,330,324)

Property and equipment, net	49,292,323	50,270,125	50,427,610

        Depreciation expense was RMB6,819,543, RMB23,167,001 and RMB26,996,910 for the years ended December 31, 2016, 2017 and 2018, respectively.

7. Intangible assets, net

        Intangible assets, net consists of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Gross carrying amount
Brand name	—	—	40,602,217
Agency contract rights(1)	—	4,968,400	82,044,138
License for Online Transmission of Audio/Video Programs(2)	7,988,748	7,988,748	7,988,748
Platform	—	—	9,944,894
Software	1,208,869	4,269,155	6,764,753
Other	2,389,077	2,565,504	5,288,901

Total of gross carrying amount	11,586,694	19,791,807	152,633,651
Less: accumulated amortization
Brand name	—	—	(576,754)
Agency contract rights	—	(2,313,210)	(17,691,672)
Platform	—	—	(838,019)
Software	(55,085)	(553,259)	(1,490,443)
Other	(207,338)	(271,666)	(1,022,871)

Total of accumulated amortization	(262,423)	(3,138,135)	(21,619,759)

Intangible assets, net	11,324,271	16,653,672	131,013,892

(1)
The agency contract right acquired in 2018 is RMB77,877,624 with weighted average amortization period of 3 years.

(2)
In February 2016, Wuhan Douyu obtained effective control of Wuhan Ouyue, a PRC legal entity from Mr. Shaojie Chen, the Group's CEO through a series of contractual arrangements. Wuhan Ouyue has no business and holds one asset, License for Online Transmission of Audio/Video Programs. The transaction was deemed as an asset acquisition under ASC 805 and the License for Online Transmission of Audio/Video Programs was recognized

Notes to the Combined and Consolidated Financial Statements (Continued)

7. Intangible assets, net (Continued)

  based on the consideration paid, which approximate the market value of the asset acquired. The license permits the Group in the provision of online streaming of video on its platforms. The license is renewable every 3 years and may be renewed indefinitely. The Group has renewed this license in March 2018 subsequent to its acquisition and intends to renew the license indefinitely.

        Amortization expenses were RMB244,138, RMB2,875,712 and RMB18,548,448 for the years ended December 31, 2016, 2017 and 2018 respectively. The Group expects to record amortization expenses in the future 5 years as below:

Future amortization expenses
RMB
2019	36,878,893
2020	34,401,616
2021	19,702,428
2022	6,264,134
2023	5,358,309

        The weighted average amortization periods of intangible assets as of December 31, 2016, 2017 and 2018 are as below:

As of December 31,
	2016	2017	2018
Brand name	—	—	10 years
Agency contract rights	—	2 years	2.9 years
Platform	—	—	5 years
Software	3 years	3 years	2.9 years
Other	8.9 years	7.7 years	5.9 years

Notes to the Combined and Consolidated Financial Statements (Continued)

8. Investments

Investments accounted for under equity method:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Hangzhou Aijidi Culture Creation Co., Ltd. ("Aijidi")(1)	5,701,336	4,565,769	4,543,520
Shanghai Bluefin Culture Media Co., Ltd. ("Bluefin")(6)	1,737,955	1,832,851	—
Beijing Wanyan Culture Media Co., Ltd. ("Wanyan")(7)	7,878,917	7,993,266	5,471,438
Wuhan Akeyule Culture Media Co., Ltd. ("Akeyule")(2)	948,549	939,180	939,494
Beijing Bazhuayu Culture Media Co., Ltd. ("Bazhuayu")(8)	2,979,264	4,637,543	—
Wuhan Guaji Culture Media Co., Ltd. ("Guaji")(3)	—	2,309,091	2,840,655
Wuhan Jiutu Culture Media Co., Ltd. ("Jiutu")(3)	—	484,946	500,692
Changsha Wanghou Culture Media Co., Ltd. ("Wanghou")(4)	—	854,368	1,792,211
Nanjing Dash Information Technology Co., Ltd. ("Dash")(9)	—	7,000,000	—
Chongqing Yuwan Network Media Co., Ltd. ("Chongqing Yuwan")(5)	—	—	13,865,155
Hunan Yuyou Starfire Culture Media Co., Ltd. ("Yuyou Starfire")(5)	—	—	14,968,298
Yule Xinghui (Tianjin) Culture Development Co., Ltd. ("Yule Xinghui")(5)	—	—	8,669,526
Laifeng Yule Huage Media Co., Ltd. ("Huage")(5)	—	—	1,146,986
Jiangyou Huayu Chuanshuo Culture Communication Co., Ltd. ("Huayu Chuanshuo")(5)	—	—	748,367
Lichuan Haokun Culture Media Co., Ltd. ("Haokun")(5)	—	—	918,919
Tianjin Fengyue Culture Media Co., Ltd. ("Fengyue")(5)	—	—	944,622
Wenzhou Chenyi Culture Communication Co., Ltd. ("Chenyi")(5)	—	—	1,798,305
Wuxi Yule Culture Media Co., Ltd. ("Wuxi Yule")(5)	—	—	586,312
Shanghai Gaoqu Culture Media Co., Ltd. ("Gaoqu")(5)	—	—	10,286,579
Hainan Tukai Culture Media Co., Ltd("Tukai")(5)	—	—	2,485,478
Wuhan Feixiang Culture Media Co., Ltd. ("Feixiang")(5)	—	—	998,141
Linyi Miduo Culture Media Co., Ltd. ("Miduo")(5)	—	—	703,589
Wuhan Cass Mutual Entertainment Media Co., Ltd. ("Cass")(5)	—	—	1,785,654
Tianjin Yese Mutual Entertainment Medid Co., Ltd.("Yese")(5)	—	—	746,249

	19,246,021	30,617,014	76,740,190

(1)
In 2016, the Group acquired 10% of the share capital of Aijidi for a consideration of RMB7,500,000.

(2)
In 2016, the Group formed Akeyule with unrelated third party investors and contributed RMB1,000,000 for a 49% equity interest.

(3)
In 2017, the Group formed Guaji and Jiutu with unrelated third party investors and contributed RMB2,000,000 and RMB500,000, respectively, for a 32% and 10% equity interest in above companies.

(4)
In 2017, Wuhan Douyu agreed to invest RMB2,000,000 in an unrelated company, Wanghou for a 15% equity interest. Wuhan Douyu invested RMB1,000,000 in 2017 and paid the remaining investment of RMB1,000,000 in 2018.

(5)
In 2018, the Group formed these companies with third parties with an aggregate cash contribution of RMB68,500,000.

Notes to the Combined and Consolidated Financial Statements (Continued)

8. Investments (Continued)

(6)
In 2016, the Group formed Bluefin with unrelated third party investors and contributed RMB2,000,000 for a 10% equity interest. The Group recorded a full impairment loss of RMB1,832,851 for the year ended December 31, 2018 as Bluefin has ceased operations in 2018.

(7)
In 2016, the Group invested in Wanyan RMB8,000,000 for a 20% equity interest. The Group has determined the investment is impaired and recorded an impairment loss of RMB1,879,859 for the year ended December 31, 2018.

(8)
In 2017, the Group invested in Bazhuayu RMB5,000,000 for a 10% equity interest. The Group recorded a full impairment loss of RMB4,637,543 for the year ended December 31, 2018. Bazuayu is planning to cease operations due to disagreement among shareholders.

(9)
In 2017, Wuhan Douyu formed Dash with third party with RMB7,000,000 cash contribution for 35% equity interest. The Group recorded a full impairment loss of RMB6,815,887 for the year ended December 31, 2018 due to its inability to develop and maintain a viable business model.

        The Group can exercise significant influence through board representation and as such accounted for the investments using equity method of accounting.

Investments accounted for under cost method:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Wuhan Shark Broadcast Co., Ltd ("Wuhan Shark")	10,000,000	10,000,000	10,000,000
Shenzhen Guojiangshidai Technology Co., Ltd ("Guojiangshidai")	—	8,000,000	8,000,000
Shanghai Houhan Information Technology Co., Ltd ("Houhan")	—	29,512,000	29,512,000
Guangzhou Shixun Information Technology Co., Ltd ("Shixun")(1)	—	10,000,000	—
Hubei Huiying Erqi Culture Industry Investment LP ("Hubei Huiying")	—	8,000,000	10,000,000

	10,000,000	65,512,000	57,512,000

(1)
In October 2018, the Group disposed the investment in Shixun in connection with the acquisition as discussed in Note 3.

Notes to the Combined and Consolidated Financial Statements (Continued)

9. Accrued expenses and other current liabilities

        Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Accrued payroll and welfare	59,214,751	105,747,840	153,930,730
Marketing cost	39,349,303	53,666,689	96,754,190
Deposits	1,600,000	15,959,571	24,913,728
Other tax payable	12,128,532	13,506,824	23,032,710
Other	8,367,056	19,300,978	14,823,634

Total	120,659,642	208,181,902	313,454,992

10. Convertible loan and short term borrowing

        In April 2015, Guangzhou Douyu entered into an agreement with Beijing Sequoia Xinyuan Equity Investment Center (L.P.) ("Beijing Sequoia") for a convertible loan and a detachable warrant for a gross proceed of RMB50 million. Pursuant to this agreement, the principle of the convertible loan is RMB50 million and the annual interest rate is 15%. The original term of the loan was six months and was subsequently extended to one year. In April, 2016, Beijing Sequoia converted the outstanding loan principal and the unpaid interest in the total amount of RMB56,187,500 into 2.71% of Wuhan Douyu's equity interest with preference rights (see Note 15). In connection with the issuance of the convertible loan to Beijing Sequoia, Guangzhou Douyu issued a detachable warrant to purchase up to an aggregate USD20 million convertible redeemable preferred equity based on a pre-money value of USD270 million ("Warrant I"). Warrant I expired at the Douyu's issuance of Series B convertible redeemable preferred equity in 2016.

        The Group uses the binomial option-pricing model to value Warrant I and has determined the fair value at the date of issuance amounted to RMB5,024,450. The fair value gain of the warrant liability was RMB853,470 and nil for years ended December 31, 2016 and 2017, respectively. The estimated volatility referring to the volatility of other comparable companies based on the historical annualized daily share prices, and at each subsequent reporting period. The risk-free interest rate is based on China Government bond yield issues with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is based on management best estimate.

        In July 2015, Guangzhou Douyu entered into an interest-free loan agreement with Wuhan Zhongying Network Technology Co., Ltd., an entity controlled by Mr. Shaojie Chen. The loan principal is RMB15,875,000 and subject to maturity on March 1, 2016. The loan was repaid in 2016.

        In August 2015, Guangzhou Douyu entered into an interest-free loan agreement with Nanshan Blue Moon Asset Management (Tianjin) LLP ("Nanshan") with principal of RMB150,000,000. The loan is subject to repayment on demand and an annual interest rate of 15%. The loan was repaid in 2016.

        In September 2015, Guangzhou Douyu entered into an agreement for a loan of RMB30,000,000 with a third party investor, Shanghai Qincheng Investment Center LLP ("Shanghai Qincheng"). The loan matured in November 2015 and subsequently extended to August 2016. The annual interest rate of the loan is 15%. The loan was repaid in August 2016. In conjunction with the loan, Guangzhou Douyu

Notes to the Combined and Consolidated Financial Statements (Continued)

10. Convertible loan and short term borrowing (Continued)

issued a detachable warrant to purchase RMB30 million equity interest of Guangzhou Douyu ("Warrant II") with a 10% discount in the subscription price. The warrant was exercised by Shanghai Qincheng to purchase the preferred equity interest of Wuhan Douyu in 2016 (see Note 15).

        The Group uses the discounted cash flow model to value Warrant II and has determined the fair value at the date of issuance amounted to RMB3,156,724. The fair value loss of the warrant liabilities were RMB137,239 and nil for years ended December 31, 2016 and 2017, respectively. The expected life of the warrants is based on the management's best estimate. The discount rate is risk-free rate based on the China government bond yield with a maturity commensurate with the expected time to maturity.

        In November 2015, the Group entered into an agreement with Nanshan for a loan of RMB30,000,000 with an annual interest of 15%. The loan was subject to repayment on demand and was repaid in 2016.

        In January 2016, Wuhan Douyu entered into a six-month loan agreement with Beijing Sequoia of RMB30,000,000 with an annual interest of 12%, and a 90-day loan agreement with Nanshan of RMB16,000,000 of with an annual interest 10%. These loans were repaid in 2016.

11. Cost of revenues

        Cost of revenues consist of the following:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Bandwidth costs	334,847,247	433,600,999	555,863,781
Revenue sharing fees and content costs	782,443,170	1,373,133,060	2,790,038,662
Other	37,791,321	83,634,718	157,453,785

Total	1,155,081,738	1,890,368,777	3,503,356,228

12. Other operating income, net

        Other operating income, net, consist of the following:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Government subsidies	2,622,899	8,820,295	27,430,993
Gains (losses) on litigation settlements	(299)	6,688,996	23,064,943
Disposal of property and equipment, intangible assets	(12,742)	(49,787)	3,407,741
Foreign exchange gains (losses)	1,186,567	(6,156,922)	1,006,400

Total	3,796,425	9,302,582	54,910,077

Notes to the Combined and Consolidated Financial Statements (Continued)

13. Income taxes

  Cayman Islands

        Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

  Hong Kong

        Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5%. Operations in Hong Kong have incurred net accumulated operating losses for income tax purpose and no income tax provisions are recorded for the period presented.

  China

        The Company's subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25%, according to the PRC Enterprise Income Tax ("EIT") Law. The subsidiaries and the VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for years presented. Wuhan Douyu obtained High and New Technology Enterprise ("HNTE") status from 2016 to 2018. It enjoyed a favorable statutory tax rate of 15% from 2017 to 2018. According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year ("Super Deduction").

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Notes to the Combined and Consolidated Financial Statements (Continued)

13. Income taxes (Continued)

        The Group did not incur any current or deferred component of income tax expenses for the years ended December 31, 2016, 2017 and 2018. The reconciliation of total tax expenses computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	Years ended December 31,
	2016	2017	2018
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(0.25)%	(0.74)%	(2.45)%
Super deduction on research and development expenses	1.31%	3.66%	6.14%
Effect of change in income tax rate	(9.15)%	—	—
Effect of tax holiday	(9.99)%	(8.31)%	(0.27)%
Effect of tax rate in different tax jurisdiction	—	—	0.71%
Disposal of previously recognized tax loss	(13.70)%	—	—
Recognition of tax basis difference upon 2016 Restructuring	14.05%	—	—
Change in valuation allowance	(7.27)%	(19.61)%	(29.13)%

Total	0.00%	0.00%	0.00%

        The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
The aggregate dollar effect	77,985,714	50,837,998	2,346,487
Per share effect—basic and diluted	9.05	6.21	0.29

  Deferred tax assets and deferred tax liabilities

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Deferred tax assets
Tax loss carried forward	121,605,310	236,534,472	447,008,731
Deductible temporary differences	51,524,564	62,870,672	111,856,999
Tax basis difference upon 2016 Restructuring	59,927,628	53,330,071	46,732,514
Allowance for doubtful receivables	253,515	775,865	1,110,718
Total deferred tax assets	233,311,017	353,511,080	606,708,962
Less: valuation allowance	(233,311,017)	(353,511,080)	(606,708,962)

Net deferred tax assets	—	—	—

Notes to the Combined and Consolidated Financial Statements (Continued)

13. Income taxes (Continued)

        The movement of deferred tax valuation allowance is as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	176,443,519	233,311,017	353,511,080
Additions	164,131,193	120,200,063	253,197,882
Write offs in connection with 2016 Restructuring	(107,263,695)	—	—

Balance at end of the year	233,311,017	353,511,080	606,708,962

        The Group operates through its subsidiaries, VIEs and subsidiaries of the VIEs. As of December 31, 2016, 2017 and 2018, the Group had tax operating loss carry forwards of RMB796,410,543, RMB1,528,937,584 and RMB2,463,119,437, respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2020 to 2022 if not utilized.

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2016, 2017 and 2018, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.

14. Ordinary shares

        In accordance with the Company's memorandum and articles of association, total authorized shares for ordinary shares are 479,999,830 shares with par value of US$0.0001.

        Upon the incorporation of the Company on January 5, 2018, the Original Shareholders of the Group subscribed to 8,188,790 ordinary shares of the Company at par value of US$0.0001. In May 2018, the Company converted 2,944,395 ordinary shares held by the Original Shareholder to 2,944,395 shares of Angel Preferred Shares with no change to the rights and obligations associated with these shares. As the terms of the Angel Preferred Shares are identical to those for the Ordinary Shares, the Company believe it is appropriate to continue to treat the Angel Preferred Shares as ordinary shares issued and outstanding in the combined and consolidated financial statements as well as for the purpose of EPS calculations.

Notes to the Combined and Consolidated Financial Statements (Continued)

14. Ordinary shares (Continued)

        In May 2018, the Company repurchased 125,000 shares of ordinary shares from one investor and issued 125,000 Series B-4 Preferred Share to the same shareholder for zero consideration.

        As disclosed in Note 16, 2,106,321 ordinary shares of the Company were issued to Douyu Employee Benefit Trust (the "Trust") to establish a reserve pool for future issuances of equity share incentive to the Group's employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. While the ordinary shares were legally issued to the Trust, the Trust does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but no outstanding until the waiver is released by the Company, which occur when the restricted share units vest and ordinary shares are awarded to the employees.

15. Convertible redeemable preferred shares

Series A Preferred Equity

        In January 2015, Beijing Sequoia acquired 20.49% of Guangzhou Douyu's equity interest with preference rights for a total consideration of RMB106,999,090 (Series A Preferred Equity).

Series B Preferred Equity

        In April 2015, Guangzhou Douyou entered into an agreement with Beijing Sequoia for a convertible loan and a detachable warrant for a total proceed of RMB 50 million (Note 10). In April 2016, Beijing Sequoia converted the outstanding loan principal and unpaid interest expense amounted RMB 56,187,500 into 2.71% of the equity interest of Wuhan Douyou with preference rights (Series B-1 Preferred Equity).

        In April 2016, Wuhan Douyu issued 18.80% and 1.96% equity interest with preference rights (Series B-2 and B-3 Preferred Equity) for a cash consideration of RMB381,504,000 and RMB50,000,000, respectively, to a group of third party investors. The subscription prices of two of these investors were below fair value of Series B-2 and Series B-3 Preferred Equity. The difference between the fair value of these preferred equity and the subscription consideration paid by these Series B-2 and Series B-3 investors amounted to RMB72,736,597 was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders' deficit.

        In April 2016, concurrent with the issuance of Series B-2 and B-3 Preferred Equity, Wuhan Douyu 5.95% of its equity interest from the Original Shareholders at a consideration of RMB162,775,040. The fair value of equity interest repurchased was RMB77,396,500 as determined by the Group with the assistance of independent valuation firm was below the consideration paid by Wuhan Douyu. As such, the amount of RMB85,378,540 paid by Wuhan Douyu that was in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders' deficit.

Series C Preferred Equity

        In August 2016, Wuhan Douyu issued 15.80% of the equity interest with preference rights to a group of investors with a total consideration of RMB 1,067,000,000 (Series C-1 Preferred Equity). Concurrent with the issuance of Series C-1 Preferred Equity, Wuhan Douyu repurchase and cancelled 2.94% of its equity interest from the Original Shareholders with a consideration of RMB198,848,000. The fair value of the equity interest repurchased was RMB72,020,079 as determined by the Group with the assistance of independent valuation firm was below the repurchase consideration paid by Wuhan Douyu. As such, the amount of RMB126,827,921 paid by Wuhan Douyu in excess of the fair value of the equity interest at the time of the repurchase was recognized as deemed dividend in the combined and consolidated statements of changes in shareholders' deficit.

Notes to the Combined and Consolidated Financial Statements (Continued)

15. Convertible redeemable preferred shares (Continued)

        In August 2016, Shanghai Qincheng exercised the warrant (Note 10) to purchase 0.49% of the equity interest of Wuhan Douyu with a subscription price of RMB 30,000,000 (Series C-2 Preferred Equity). Series C-2 Preferred Equity was repurchased by Wuhan Douyu in January 2018 at fair value for a cash consideration of RMB39,995,000.

Series D Preferred Equity

        On November 14, 2017, Wuhan Douyu issued 5.81% equity interest of Wuhan Douyu with preferred rights (Series D Preferred Equity) for a consideration of RMB500,000,000 to three new investors.

        Upon the 2018 Restructuring, as described in Note 1, upon obtaining all necessary approvals from the PRC government, the Preferred Equity shareholders subscribed for convertible redeemable preferred shares (Preferred Shares) at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Wuhan Douyu.

        In conjunction with the issuance of Series E Preferred Shares, the Company modified certain terms of Series A, B, C and D Preferred Shares to extend the date of qualified IPO from December 31, 2020 to December 31, 2022, as well as change certain calculation of the redemption value. The Company does not consider these changes as an extinguishment of Series A, B, C and D as the impact of these changes was insignificant.

        In January 2018, Wuhan Douyu repurchased Series C-2 Preferred Equity from its investor at fair value for a cash consideration of RMB39,995,000. The difference of RMB6,661,667 between the consideration paid and the carrying amount of Series C-2 Preferred Equity at the date of repurchase was recorded in additional paid-in capital.

        In May 2018, the Company repurchased 125,000 ordinary shares from one of the investors and issued the corresponding number of Series B-4 Preferred Shares to the same investor with no cash consideration. The difference between the fair value of ordinary shares repurchased and that of the Series B-4 Preferred Shares issued is immaterial.

        The following is the rollforward of the carrying amount of the preferred equity for the year 2016, 2017 and 2018:

	Series A	Series B-1	Series B-2	Series B-3	Series B-4(1)	Series C-1	Series C-2(2)	Series D	Series E(3)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2015	106,999,090	—	—	—	—	—	—	—	—
Issuance	—	56,187,500	464,343,750	202,671,887	—	1,265,848,000	33,333,333	—	—

December 31, 2016	106,999,090	56,187,500	464,343,750	202,671,887		1,265,848,000	33,333,333	—	—
Issuance	—	—	—	—	—	—	—	500,000,000	—

December 31, 2017	106,999,090	56,187,500	464,343,750	202,671,887	—	1,265,848,000	33,333,333	500,000,000	—
Issuance	—	—	—	—	22,254,400	—	(33,333,333)	—	4,026,518,012

December 31, 2018	106,999,090	56,187,500	464,343,750	202,671,887	22,254,400	1,265,848,000	—	500,000,000	4,026,518,012

(1)
In May 2018, the Company repurchased 125,000 ordinary shares from one of the investors and issued the corresponding number of Series B-4 Preferred Shares to the same investor with no cash consideration. The difference between the fair value of ordinary shares repurchased and that of the Series B-4 Preferred Shares issued is immaterial.

(2)
In January 2018, Wuhan Douyu repurchased Series C-2 Preferred Equity from its investor at fair value for a cash consideration of RMB39,995,000. The difference of RMB 6,661,667 between the consideration paid and the carrying amount of Series C-2 Preferred Equity at the date of repurchase was recorded in additional paid-in capital.

(3)
On May 29, 2018, the Company issued 7,828,728 shares of Series E redeemable convertible preferred shares ("Series E Preferred Shares") at a per-share purchase price of US$80.57 for cash consideration of RMB4,026,518,012.

Notes to the Combined and Consolidated Financial Statements (Continued)

15. Convertible redeemable preferred shares (Continued)

        The Company's preferred shares as of December 31, 2016, 2017 and 2018 consist of the following:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Series A Preferred Equity (US$0.0001 par value; 2,500,000 shares authorized, issued and outstanding with redemption value of RMB124,830,056, RMB134,816,461 and RMB145,601,778 as of December 31, 2016, 2017 and 2018, respectively)	106,999,090	106,999,090	106,999,090
Series B-1 Preferred Equity (US$0.0001 par value; 440,792 shares authorized, issued and outstanding with redemption value of RMB57,714,515, RMB62,331,676 and RMB67,318,210 as of December 31, 2016, 2017 and 2018, respectively)	56,187,500	56,187,500	56,187,500
Series B-2 Preferred Equity (US$0.0001 par value; 3,125,000 shares authorized, issued and outstanding with redemption value of RMB426,317,655, RMB458,109,655 and RMB489,901,655 as of December 31, 2016, 2017 and 2018, respectively)	464,343,750	464,343,750	464,343,750
Series B-3 Preferred Equity (US$0.0001 par value; 1,138,381 shares authorized, issued and outstanding with redemption value of RMB211,154,998, RMB228,047,397 and RMB246,291,189 as of December 31, 2016, 2017 and 2018, respectively)	202,671,887	202,671,887	202,671,887
Series B-4 Preferred Shares (US$0.0001 par value; 125,000 shares authorized, issued and outstanding with redemption value of nil, nil and nil as of December 31, 2016, 2017 and 2018, respectively)	—	—	22,254,400
Series C-1 Preferred Equity (US$0.0001 par value; 3,572,333 shares authorized, issued and outstanding with redemption value of RMB1,305,147,182, RMB1,409,558,957 and RMB1,522,323,674 as of December 31, 2016, 2017 and 2018, respectively)	1,265,848,000	1,265,848,000	1,265,848,000
Series C-2 Preferred Equity (US$0.0001 par value; 94,065 shares, 94,065 shares and nil authorized, issued and outstanding with redemption value of RMB30,931,372 and RMB33,405,882 and nil as of December 31, 2016, 2017 and 2018, respectively.)	33,333,333	33,333,333	—
Series D Preferred Equity (US$0.0001 par value; 1,175,871 shares authorized, issued and outstanding with redemption value of RMB519,779,611 RMB561,361,980 as of December 31, 2017 and 2018, respectively)	—	500,000,000	500,000,000
Series E Preferred Shares (US$0.0001 par value; 7,828,728 shares authorized, issued and outstanding with redemption value of RMB4,230,166,664 as of December 31, 2018)	—	—	4,026,518,012

Total	2,129,383,560	2,629,383,560	6,644,822,639

Notes to the Combined and Consolidated Financial Statements (Continued)

15. Convertible redeemable preferred shares (Continued)

        The key terms of the Preferred Shares are summarized as follows:

Dividend Rights

        In the event the Company declares dividends, for holder of each series of Convertible Redeemable Preferred Shares, at the rate of eight percent of issue cost. Such dividends shall be payable only when, as, and if declared by the Board and shall be non-cumulative. The dividend should be paid in full in the sequence of Series E Convertible Redeemable Preferred Shares, Series D Convertible Redeemable Preferred Shares, Series C-1 Convertible Redeemable Preferred Shares, Series B Convertible Redeemable Preferred Shares, and Series A Convertible Redeemable Preferred Shares.

Liquidation Rights

        In the event of any liquidation, dissolution or winding up of the Company (each a "Liquidation Event"), whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the Members (after satisfaction of all creditors' claims and claims that may be preferred by Law) shall be distributed to the Members of the Company as follows:

        The liquidation right should be settled in the sequence of (i) Series E Convertible Redeemable Preferred Shares, (ii) Series D Convertible Redeemable Preferred Shares, (iii) Series C-1 Convertible Redeemable Preferred Shares, (iv) Series B-1, Series B-2, Series B-3 and Series B-4 Convertible Redeemable Preferred Shares (Series B Convertible Redeemable Preferred Shares), and (v) Series A Convertible Redeemable Preferred Shares.

        Each holder of the Series E, Series D, and Series C-1 Convertible Redeemable Preferred Shares shall be entitled to receive an amount equal to the sum of (x) 100% of Issue Price paid by such holder, (y) annual simple interest calculated at twelve percent (12%) per annum on the Issue Price, and (z) all accrued but unpaid dividends on such Convertible Redeemable Preferred Share.

        If there are any assets or funds remaining after the aggregate Series C-1 Preference Amount has been distributed in full, each holders of the Series B Convertible Redeemable Preferred Shares shall be entitled to receive an amount equal to the sum of (x) 100% of the applicable Series B Issue Price paid by such holder, (y) annual simple interest calculated at eight percent (8%) per annum on the applicable Series B Issue Price, and (z) all accrued but unpaid dividends on such Series B Preferred Share.

        If there are any assets or funds remaining after the aggregate Series B Preference Amount has been distributed in full, each holders of the Series A Convertible Redeemable Preferred Shares shall be entitled to receive an amount equal to the sum of (x) 100% of the Series A Issue Price paid by such holder, (y) ten percent (10%) of the Series A Issue Price, and (z) all accrued but unpaid dividends on such Series A Preferred Share.

        If there are any assets or funds remaining after the aggregate Series A Preference Amount, Series B Preference Amount, Series C Preference Amount, Series D Preference Amount and Series E Preference Amount have been distributed or paid in full to the applicable holders of Preferred Shares, the remaining assets and funds of the Company available for distribution to the Members shall be distributed ratably among all Members in proportion to the number of Ordinary Shares (on an as-converted basis) held by them.

        Total liquidation value for all preferred shares was RMB2,170,572,968, RMB2,908,168,626 and RMB7,500,606,175 as of December 31, 2016, 2017, and 2018, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

15. Convertible redeemable preferred shares (Continued)

Conversion Rights

        The holders of the Preferred Shares shall have the rights to convert of the Preferred Shares into Ordinary Shares at an initial conversion ratio of one for one.

        The holders of each Convertible Redeemable Preferred Shares, at the option of the holders, has the right to convert the Convertible Redeemable Preferred Shares into ordinary shares at any time.

        Each Convertible Redeemable Preferred Share shall automatically be converted, into Ordinary Shares upon the earlier of (i) the closing of a Qualified IPO, or (ii) the written notice signed by the Majority Holders.

Voting Rights

        The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Redemption

        Upon the earlier of (a) the Company has not consummated a Qualified IPO by December 31, 2022, (b) there is a material breach of the Articles of the Memorandum, (c) the creditworthiness of any Founder or any holder of Ordinary Shares (other than any Investor) is materially damaged, or there is any fraud, gross negligence or willful misconduct of any Founder or any holder of Ordinary Shares (other than any Investor), or there is any misconduct of any Founder or any Management Director, any of which results in damages to the Group Companies that cannot be cured, or (d) any event (other than force majeure) that result in the shutdown of the website (including the main website, IOS and Android apps) of the Group for more than 60 days, the holder of each series of Convertible Redeemable Preferred Shares except for the holder of Series C-2 Convertible Redeemable Preferred Shares and Series Angel Convertible Redeemable Preferred Shares has the right to require the Company to redeem all or any number of the then outstanding Convertible Redeemable Preferred Shares at a pre-determined Redemption Price.

        The redemption right should be settled in the sequence of (i) Series E Convertible Redeemable Preferred Shares, (ii) Series D Convertible Redeemable Preferred Shares, (iii) Series C-1 Convertible Redeemable Preferred Shares, (iv) Series B-1, Series B-2 and Series B-3 Convertible Redeemable Preferred Shares, and (v) Series A Convertible Redeemable Preferred Shares.

        The Redemption Price for Series A, Series B-1, Series B-3, Series C-1, Series D, and Series E Convertible Redeemable Preferred Shares is (A) one hundred percent (100%) of the original issue price (B) all dividends declared and unpaid, and (C) eight percent (8%) compounded annual interest of the combined above.

        The Redemption Price for Series B-2 Convertible Redeemable Preferred Shares is (A) one hundred percent (100%) of the original issue price (B) all dividends declared and unpaid, and (C) eight percent (8%) simple annual interest of the combined above.

        Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2016, 2017 and 2018 would be RMB2,156,095,778, RMB2,846,049,639 and RMB7,262,965,150, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

16. Share-based compensation

I. Non-vested Douyu restricted equity

        Upon closing of the issuance of Series A Preferred Equity, the Founders entered into an arrangement with the investor, whereby partial of their equity ("Founders' Equity") became subject to service and transfer restriction. Such Founders' Equity is subject to repurchase by the Company upon early termination of their requisite period of employment. The repurchase price is the minimum price permitted under PRC law. The Founders' Equity shall be vested monthly in equal installment over the period from issuance of Series A Preferred Equity to 2018. This arrangement has been accounted for as a grant of restricted share awards subject to service vesting conditions.

        A summary of non-vested restricted equity activity during the years ended December 31, 2016, 2017 and 2018 is presented below:

Amount of Restricted Equity in the form of Paid-in Capital of Wuhan Douyu
RMB
Outstanding as of January 1, 2016	3,241,875
Vested	(1,345,087)

Outstanding as of December 31, 2016	1,896,788
Vested	(948,394)

Outstanding as of December 31, 2017	948,394
Vested	(948,394)

Outstanding as of December 31, 2018	—

        The Group used the discounted cash flow method to determine the underlying equity value of Wuhan Douyu and adopted equity allocation model to determine the fair value of the equity as of the dates of issuance. The aggregate fair value of the restricted equity was RMB80,100,005. For the years ended December 31, 2016, 2017 and 2018, the Group recorded compensation expenses of RMB24,925,727, RMB17,574,638 and RMB17,574,638, respectively.

II. Non-vested Gogo Glocal restricted equity

        In connection of the acquisition of Nonolive (see Note 3), Gogo Glocal issued 4,900,000 ordinary shares, which represents 46% of its equity, to the founders for Nonolive. These ordinary shares are subject to transfer restriction and repurchase by the Group for a consideration of US$1 upon early termination of their requisite employment service period of 15 months. These ordinary shares are vested upon the earlier of the satisfaction of certain performance target as measured by number of Daily Active Users or the requisite service period. This arrangement has been accounted as a grant of restricted share awards subject to service and performance conditions.

        With the assistance of third party valuer, the Group used the discounted cash flow method to determine the underlying equity value of Gogo Glocal and adopted equity allocation model to determine the fair value of the restricted ordinary share as of the dates of issuance, which was determined to be RMB18.45 per share. The aggregate fair value of the restricted shares was RMB90,425,865.

        For the years ended December 31, 2016, 2017 and 2018, the Group recorded compensation expenses of nil, nil and RMB17,830,249, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

16. Share-based compensation (Continued)

        As of December 31, 2018, total unrecognized compensation expense was RMB72,595,616 and expected to be recognized over a period of one year.

III. Restricted share units

        On April 1, 2018, the Company's board of director approved the 2018 Restricted Share Unit Scheme ("2018 Plan"). In connection with the 2018 Plan, the Company established Douyu Employee Benefit Trust (the "Trust") as a holding platform and 2,106,321 share of ordinary shares were issued to the Trust as a reserve pool for future issuance of equity share incentive to the Group's employees. All shareholder rights of these 2,106,321 ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding restrict share units are vested. The Group referred to the interest in Trust as Restricted Share Units and each Restricted Share Unit represents one ordinary share. The Scheme shall be valid and effective for a period of 10 years.

        On April 1, 2018, pursuant to a board of director resolution, 2,098,069 restricted share units corresponding to 2,098,069 ordinary shares were granted to certain employees, directors and officers for zero cash subscription. The restricted share units will begin vesting by equal instalment for 36 months upon a qualified IPO. The Group has determined the per share fair value of the restricted share unit to be RMB274.51 with the assistance of an independent valuation firm based on the fair value of the underlying ordinary shares which was determined by using the hybrid method of the probability weighted expected return method ("PWERM") and the option pricing method ("OPM") to allocate equity value to preferred and ordinary shares on a fully diluted basis.

        The fair value of ordinary share is RMB274.51 per share. The Group has not recorded any compensation expenses for the years ended December 31, 2016, 2017 and 2018 relating to these restricted share units. Given the vesting of the restricted share units is contingent on a qualified IPO, the share-based compensation expenses will be recognized when Qualified IPO is probable. As of December 31, 2018, there were RMB575,940,921 unrecognized share based compensation expenses related to the restricted share.

17. Net loss per share and net loss attributable to ordinary shareholders

        For the years ended December 31, 2016, 2017 and 2018, for the purpose of calculating net loss per share as a result of the 2018 Restructuring as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the 2018 Restructuring took place at the beginning of the period presented.

Notes to the Combined and Consolidated Financial Statements (Continued)

17. Net loss per share and net loss attributable to ordinary shareholders (Continued)

        Basic and diluted net loss per share for each of the year presented were calculated as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss attributable to DouYu Holdings Limited shareholders	(782,891,758)	(612,897,944)	(876,279,828)
Deemed dividend	(284,943,058)	—	(6,661,667)

Net loss attributable to ordinary shareholders for computing basic and diluted net loss per share	(1,067,834,816)	(612,897,944)	(882,941,495)

Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per ordinary share	8,615,914	8,188,790	8,115,160

Basic and diluted net loss per ordinary share	(123.94)	(74.85)	(108.80)

        Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended December 31,
	2016	2017	2018
Convertible Redeemable Preferred Equity/Shares	10,870,571	12,046,442	19,906,105
Restricted Share Units	—	—	2,098,069

Total	10,870,571	12,046,442	22,004,174

        The unaudited pro forma net loss per share for the year ended December 31, 2018 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the period using the conversion ratio of one for one upon completion of a qualified initial public offering, is as follows:

Year ended December 31, 2018
RMB (unaudited)
Numerator:
Pro forma net loss attributable to ordinary shareholders for computing basic and diluted net loss per share	(876,279,828)
Denominator:
Pro forma weighted average ordinary shares used in computing basic and diluted loss per ordinary share	36,136,425

Pro forma Basic and diluted net loss per ordinary share	(24.25)

Notes to the Combined and Consolidated Financial Statements (Continued)

18. Statutory reserves and restricted net assets

        As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company's PRC subsidiaries, affiliates and VIEs. As of December 31, 2018, total restricted net assets were RMB2,638,304,627.

19. Segment Information

        The following table summarizes the revenue by type of service provided by the Group:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Live streaming	611,275,987	1,521,784,105	3,147,196,247
Advertisement	116,601,954	248,846,529	342,169,195
Other	58,964,035	115,086,367	165,017,684

Total	786,841,976	1,885,717,001	3,654,383,126

        100%, 100% and 99.8% of the Group's revenue for the years ended December 31, 2016, 2017 and 2018, respectively, were generated from the PRC. As of December 31, 2016, 2017 and 2018, 100%, 100% and 100% of long-lived assets of the Group were located in the PRC.

        There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.

Notes to the Combined and Consolidated Financial Statements (Continued)

20. Related party transactions

        The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tencent Holdings Limited ("Tencent Group")	Parent company of one of our preferred shareholders
Hangzhou Aijidi Culture Creation Co., Ltd	An equity investee of the Group
Shanghai Bluefin Culture Media Co., Ltd.	An equity investee of the Group
Beijing Wanyan Culture Media Co., Ltd.	An equity investee of the Group
Changsha Wanghou Culture Media Co., Ltd.	An equity investee of the Group
Wuhan Guaji Culture Media Co., Ltd.	An equity investee of the Group
Wuhan Jiutu Culture Media Co., Ltd.	An equity investee of the Group
Wuhan Akeyule Culture Media Co., Ltd.	An equity investee of the Group
Chongqing Yuwan Network Media Co., Ltd	An equity investee of the Group
Hunan Yuyou Starfire Culture Media Co., Ltd.	An equity investee of the Group
Yule Xinghui (Tianjin) Culture Development Co., Ltd.	An equity investee of the Group
Laifeng Yule Huage Media Co., Ltd.	An equity investee of the Group
Lichuan Haokun Culture Media Co., Ltd.	An equity investee of the Group
Wuhan Feixiang Culture Media Co., Ltd.	An equity investee of the Group
Linyi miduo Culture Media Co., Ltd.	An equity investee of the Group
Wuhan Cass Mutual Entertainment Media Co., Ltd.	An equity investee of the Group
Beijing Bazhuayu Culture Media Co., Ltd.	An equity investee of the Group
Jiangyou Huayu Legend Culture Media Co., Ltd.	An equity investee of the Group
Tianjin Fengyue Culture Media Co., Ltd.	An equity investee of the Group
Wuxi Yule Culture Media Co., Ltd.	An equity investee of the Group
Guangzhou Douyu Network Technology Co., Ltd.	A Company owned by our shareholders
Beijing Sequoia Xinyuan Equity Investment Center LLP	One of our preferred shareholders
Tianjin Yese Mutual Entertainment Media Co., Ltd.	An equity investee of the Group

Notes to the Combined and Consolidated Financial Statements (Continued)

20. Related party transactions (Continued)

        For the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Live streaming revenue derived from
Chongqing Yuwan Network Media Co., Ltd.			10,966,038
Wuhan Guaji Culture Media Co., Ltd.	—	—	5,773,585
Yule Xinghui (Tianjin) Culture Development Co., Ltd.			4,716,981
Tencent Group	—	—	3,405,827
Hunan Yuyou Starfire Culture Media Co., Ltd.	—	—	3,301,887
Linyi miduo Culture Media Co., Ltd.	—	—	188,679
Tianjin Fengyue Culture Media Co., Ltd	—	—	113,208
Wuhan Cass Mutual Entertainment Media Co., Ltd.	—	—	103,774

Total	—	—	28,569,979

Advertisement revenue derived from
Tencent Group	5,820,584	14,050,283	27,483,962

Total	5,820,584	14,050,283	27,483,962

Other revenue derived from
Tencent Group	3,673,435	7,676,262	19,892,736

Total	3,673,435	7,676,262	19,892,736

Bandwidth fees paid to
Tencent Group	47,422,812	142,548,292	258,981,005

Total	47,422,812	142,548,292	258,981,005

Revenue sharing fees and content fees paid to
Tencent Group	3,587,523	5,305,712	12,656,246
Hangzhou Aijidi Culture Creation Co., Ltd	6,559,840	4,735,741	2,426,094
Shanghai Bluefin Culture Media Co., Ltd.	571,343	—	—
Beijing Wanyan Culture Media Co., Ltd.	242,718	4,639,747	434,691
Changsha Wanghou Culture Media Co., Ltd	—	2,872,530	5,824,862
Wuhan Guaji Culture Media Co., Ltd	—	12,914,806	25,437,905
Wuhan Jiutu Culture Media Co., Ltd	—	2,486,305	7,637,585
Wuhan Akeyule Culture Media Co., Ltd	—	257,972	543,234
Chongqing Yuwan Network Media Co., Ltd.	—	—	154,780,006
Hunan Yuyou Starfire Culture Media Co., Ltd.	—	—	2,596,004
Yule Xinghui (Tianjin) Culture Development Co., Ltd.	—	—	15,885,256
Laifeng Yule Huage Media Co., Ltd.	—	—	2,523,546
Lichuan Haokun Culture Media Co., Ltd.	—	—	4,169,234
Wuhan Feixiang Culture Media Co., Ltd	—	—	1,459,331
Linyi miduo Culture Media Co., Ltd	—	—	1,642,261
Wuhan Cass Mutual Entertainment Media Co., Ltd.	—	—	2,503,524
Beijing Bazhuayu Culture Media Co., Ltd	—	—	550
Jiangyou Huayu Legend Culture Media Co., Ltd	—	—	173,661
Tianjin Fengyue Culture Media Co., Ltd	—	—	1,692,497
Wuxi Yule Culture Media Co., Ltd	—	—	171,483

Total	10,961,424	33,212,813	242,557,970

Content rights purchased from
Tencent Group	26,000,000	71,300,000	116,100,000

Total	26,000,000	71,300,000	116,100,000

Notes to the Combined and Consolidated Financial Statements (Continued)

20. Related party transactions (Continued)

        As of December 31, 2016, 2017 and 2018, the amounts due from/to related parties are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Amount due from related parties
Tencent Group	8,527,032	13,536,360	56,840,030
Hangzhou Aijidi Culture Creation Co., Ltd.	330,189	—	—
Wuhan Guaji Culture Media Co., Ltd	—	—	516,691
Chongqing Yuwan Network Media Co., Ltd	—	—	2,490,705
Wuhan Jiutu Culture Media Co., Ltd	—	—	50,634
Hunan Yuyou Starfire Culture Media Co., Ltd	—	—	900,000
Guangzhou Douyu Network Technology Co., Ltd.	—	—	3,272,154

Total	8,857,221	13,536,360	64,070,214

Amount due to related parties
Tencent Group	45,028,888	153,195,674	227,897,451
Wuhan Guaji Culture Media Co., Ltd.	—	1,750,417	40,719
Changsha Wanghou Culture Media Co., Ltd.	—	1,712,768	692,150
Hangzhou Aijidi Culture Creation Co., Ltd.	1,056,464	1,668,848	1,650,878
Beijing Wanyan Culture Media Co., Ltd.	242,718	1,317,982	349,130
Wuhan Jiutu Culture Media Co., Ltd.	—	561,695	40
Wuhan Akeyule Culture Media Co., Ltd.	—	53,001	9,773
Shanghai Bluefin Culture Media Co., Ltd.	368,808	1,675	1,675
Chongqing Yuwan Network Media Co., Ltd	—	—	463,589
Laifeng Yule Huage Media Co., Ltd	—	—	92,320
Yule Xinghui (Tianjin) Culture Development Co., Ltd.	—	—	1,728,311
Beijing Sequoia Xinyuan Equity Investment Center LLP(1)	—	—	1,355,094,229
Beijing Bazhuayu Culture Media Co., Ltd	—	—	534
Hunan Yuyou Starfire Culture Media Co., Ltd.	—	—	68,219
Wuhan Feixiang Cultural Media Co., Ltd.	—	—	21,964
Jiangyou Huayu Legend Culture Communication Co., Ltd.	—	—	26,401
Lichuan Haokun Cultural Media Co., Ltd.	—	—	37,252
Tianjin Fengyue Cultural Media Co., Ltd.	—	—	74,367
Wuxi Yule Culture Media Co., Ltd.	—	—	5,294
Linyi Mido Cultural Media Co., Ltd.	—	—	10,126
Wuhan Cass Mutual Entertainment Media Co., Ltd.	—	—	48,087
Tianjin Yese Mutual Entertainment Media Co., Ltd.	—	—	11
Shaojie Chen(2)	—	—	39,995,000

Total	46,696,878	160,262,060	1,628,307,520

(1)
In May 2018, as an integrated step of the 2018 Restructuring, in order to comply with certain PRC foreign currency control rules and regulations, Beijing Sequoia has to redeem its investment in Series A Preferred Equity in Wuhan Douyu for USD197,443,500 (equivalent of RMB1,358,253,325) from Wuhan Douyu and the redemption amount in full is to be reinvested to the Company as capital contribution. As of December 31, 2018, the capital contribution amount has been received by the Company but the redemption amount has not yet been paid by Wuhan Douyu. The redemption amount is

Notes to the Combined and Consolidated Financial Statements (Continued)

20. Related party transactions (Continued)

  denominated in USD and to be settled in RMB. Foreign exchange loss of RMB94,654,414 was recognized in other expense for the year ended December 31, 2018. USD197,443,500 equivalent RMB was fully settled in March of 2019.

(2)
The Group has received an advance payment of RMB39,995,000 from Mr. Shaojie Chen, which was subsequent settled in February 2019.

21. Commitments and contingencies

Operating lease as lessee

        The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB14,709,155, RMB25,971,264 and RMB36,914,653, respectively.

        Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2019	38,845,538
2020	25,175,260
2021	11,740,551
2022	—
2023 and thereafter	—

        The Group's operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Contingencies

        The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

22. Subsequent events

        The Group has evaluated subsequent events through April 4, 2019, which is the date when the combined and consolidated financial statements were issued.

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

	As of December 31,	As of December 31,	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Assets
Cash and cash equivalents	—	—	3,757,734,490	546,539,814
Prepayments	—	—	49,333	7,175
Other current assets	—	—	60,502,935	8,799,787
Amount due from subsidiaries and VIEs	—	—	426	62
Other non-current assets	—	—	13,229,851	1,924,202
Investments in subsidiaries and VIEs	255,015,967	159,692,661	(188,401,872)	(27,401,916)

Total assets	255,015,967	159,692,661	3,643,115,163	529,869,124

Liabilities
Accrued expenses and other current liabilities	—	—	11,842,346	1,722,398
Amount due to subsidiaries and VIEs	—	—	333,665	48,530

Total liabilities	—	—	12,176,011	1,770,928

Convertible redeemable preferred shares (total redemption value of RMB2,156,095,778, RMB2,846,049,639 and RMB7,262,965,150 as of December 31, 2016, 2017 and 2018, respectively)	2,129,383,560	2,629,383,560	6,644,822,639	966,449,369
Shareholders' deficit
Ordinary shares (US$0.0001 par value, nil share authorized, issued and outstanding as of December 31, 2016 and 2017, respectively)	—	—	5,148	749
Additional paid-in capital	24,925,727	42,500,365	48,989,244	7,125,190
Accumulated deficit	(1,899,293,320)	(2,512,191,264)	(3,388,471,092)	(492,832,681)
Accumulated other comprehensive income	—	—	325,593,213	47,355,569

Total shareholders' deficit	(1,874,367,593)	(2,469,690,899)	(3,013,883,487)	(438,351,173)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS DEFICIT	255,015,967	159,692,661	3,643,115,163	529,869,124

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Total net revenues	—	—	—	—
Cost of revenues	—	—	—	—
General and administrative expenses	—	—	(11,697,585)	(1,701,343)
Other operating income, net	—	—	(338)	(49)
Interest income	—	—	68,216,989	9,921,750
Equity in deficit of subsidiaries and VIE	(782,891,758)	(612,897,944)	(932,798,894)	(135,669,974)

Net loss	(782,891,758)	(612,897,944)	(876,279,828)	(127,449,616)

Other comprehensive income	—	—	325,593,213	47,355,569

Comprehensive loss	(782,891,758)	(612,897,944)	(550,686,615)	(80,094,047)

SCHEDULE I—ADDITIONAL INFORMATION OF THE PARENT COMPANY

DOUYU INTERNATIONAL HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(782,891,758)	(612,897,944)	(876,279,828)	(127,449,615)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from equity in earnings of subsidiaries and VIE	782,891,758	612,897,944	932,798,894	135,669,972
Changes in operating assets and liabilities:
Prepayments	—	—	(49,333)	(7,175)
Other current assets			(60,502,935)	(8,799,787)
Other non-current assets	—	—	(6,353,017)	(924,009)
Amount due from subsidiaries and VIEs	—	—	(426)	(62)
Accrued expenses and other current liabilities			11,842,346	1,722,398
Amount due to subsidiaries and VIEs	—	—	333,665	48,530

CASH PROVIDED BY OPERATING ACTIVITIES	—	—	1,789,366	260,252
Investment in subsidiaries	—	—	(1,853,885,036)	(269,636,395)

CASH USED IN INVESTING ACTIVITIES	—	—	(1,853,885,036)	(269,636,395)
Deferred offering cost	—	—	(6,876,834)	(1,000,194)
Proceeds on issuance of ordinary shares	—	—	5,207	757
Issuance of convertible redeemable preferred shares	—	—	4,026,518,012	585,632,756
Cash received from a preferred shareholder in connection with 2018 Restructuring	—	—	1,260,439,815	183,323,368

CASH PROVIDED BY FINANCING ACTIVITIES	—	—	5,280,086,200	767,956,687

Effect of foreign exchange rate changes	—	—	329,743,960	47,959,270

NET INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	—	—	3,757,734,490	546,539,814
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF YEAR	—	—	—	—

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT YEAR END	—	—	3,757,734,490	546,539,814

Supplemental disclosure on non-cash investing and financing activities:
Deferred offering costs payable			6,353,017	924,008

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        1.     Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited combined and consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

        2.     The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as "Investments in subsidiaries and VIEs" and the subsidiaries and VIEs' profit or loss as "Loss from equity in earnings of subsidiaries and VIEs" on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

        3.     For the years ended December 31, 2016, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

        4.     Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8755, as set forth in H.10 statistical release of the Federal Reserve Board on December 28, 2018. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 28, 2018, or at any other rate.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

        Pursuant to the form of indemnification agreements to be filed as Exhibit [10.2] to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7    RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that the following issuances was exempt from registration pursuant to Rule 701 promulgated under the Securities Act, or Section 4(a)(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Starry Zone Investments Limited	January 2018	875,000 ordinary shares	nominal consideration
Warrior Ace Holding Limited	January 2018	4,244,395 ordinary shares	nominal consideration
Douyu Employees Limited(1)	April 2018	2,106,321 ordinary shares	nominal consideration
Nectarine Investment Limited	March 2018	7,828,728 Series E Preferred Shares	US$630.7 million
SCC Growth IV 2018-D, L.P.	May 2018	1,106,646 Series A Preferred Shares	US$197.4 million
SCC Growth IV 2018-D, L.P.	May 2018	195,120 Series B-1 Preferred Shares
SCC Growth IV 2018-F, L.P.	May 2018	823,571 Series A Preferred Shares
SCC Growth IV 2018-F, L.P.	May 2018	145,209 Series B-1 Preferred Shares
Sequoia Capital Global Growth Fund II, L.P	May 2018	562,832 Series A Preferred Shares
Sequoia Capital Global Growth Fund II, L.P	May 2018	99,237 Series B-1 Preferred Shares
Sequoia Capital Global Growth II Principals Fund, L.P	May 2018	6,951 Series A Preferred Shares
Sequoia Capital Global Growth II Principals Fund, L.P	May 2018	1,226 Series B-1 Preferred Shares
Aodong Investments Limited(2)	May 2018	2,944,395 Series Angel Preferred Shares	nominal consideration
Nectarine Investment Limited	May 2018	3,125,000 Series B-2 Preferred Shares	nominal consideration
Nectarine Investment Limited	May 2018	1,114,376 Series C-1 Preferred Shares	nominal consideration
Youran Holdings Limited	May 2018	1,138,381 Series B-3 Preferred Shares	nominal consideration
Youran Holdings Limited	May 2018	2,858 Series C-1 Preferred Shares	nominal consideration
Youran Holdings Limited	May 2018	117,587 Series D Preferred Shares	nominal consideration

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
ZY Entertainment Holding Limited	May 2018	125,000 Series B-4 Preferred Shares	nominal consideration
Phoenix Fuju Limited	May 2018	1,806,049 Series C-1 Preferred Shares	nominal consideration
Gold-Finance (Hong Kong) Asset Management Limited	May 2018	141,098 Series C-1 Preferred Shares	nominal consideration
SCGC Capital Holding Company Limited	May 2018	423,293 Series C-1 Preferred Shares	nominal consideration
Hui Yuan Holdings Limited	May 2018	84,659 Series C-1 Preferred Shares	nominal consideration
CMBI Private Equity Series SPC-Entertainment Fund I SP	May 2018	1,048,759 Series D Preferred Shares	nominal consideration
Victor Talent Limited.	May 2018	9,525 Series D Preferred Shares	nominal consideration
Restricted Share Units(3)
Certain directors, officers and employees as a group	April 2018	2,106,321 restricted share units	Past and future services provided to us

Notes:

(1)
Represents 2,106,321 ordinary shares held through Douyu Employees Limited for the purpose of transferring such shares to the plan participants according to the RSUs issued or to be issued to them under our 2018 RSU Scheme adopted in April 2018.

(2)
The 2,944,395 Series Angel Preferred Shares were originally issued to Aodong Investments Limited as ordinary shares in January 2018 and were converted to Series Angel Preferred Shares in May 2018.

(3)
In reliance on the exemption of Rule 701 under the Securities Act, all the restricted shares units were granted by our company under the 2018 RSU Scheme that we adopted in April 2018. At the time of each restricted share unit grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The 2018 RSU Scheme is a "compensatory benefit plan" as defined under Rule 701 that we established to grant share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours.

ITEM 8    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

DOUYU INTERNATIONAL HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary shares

4.3	*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts

4.4	†	Shareholders Agreement dated May 29, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Global Law Office regarding certain PRC tax matters (included in Exhibit 99.2)

8.3	*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1	*	The 2018 RSU Scheme

10.2	*	Form of Indemnification Agreement with the Registrant's directors

10.3	*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4	†	Series E Preferred Share Purchase Agreement dated March 8, 2018 among the Registrant, Nectarine Investment Limited and other parties named therein

10.5	†	Share Purchase Agreement dated May 14, 2018 among the Registrant, SCC Growth IV 2018-D, L.P., SCC Growth IV 2018-F, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and other parties named therein

10.6	*	English translation of the strategic cooperation agreement between the respective PRC affiliated entities of the Registrant and Tencent dated December 20, 2017, which became effective on January 31, 2018

10.7	†	English translation of the amended share pledge agreements entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu

10.8	†	English translation of the share pledge agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu

Exhibit Number		Description of Document
10.9	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu

10.10	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu

10.11	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.12	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.13	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu

10.14	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu

10.15	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu

10.16	†	English translation of the share pledge agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu

10.17	†	English translation of the share pledge agreement entered into on May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue

10.18	†	English translation of the amended exclusive option agreement entered into on January 10, 2019 by and among Douyu Yule, Wuhan Douyu and Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu

10.19	†	English translation of the exclusive option agreement entered into on May 8, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu

10.20	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu

10.21	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fengye Equity Investment Center (Limited Partnership), one of the shareholders of Wuhan Douyu

10.22	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

Exhibit Number		Description of Document
10.23	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.24	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu

10.25	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu

10.26	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu

10.27	†	English translation of the exclusive option agreement entered into on May 14, 2018 by and among Douyu Yule, Wuhan Douyu and Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.28	†	English translation of the exclusive option agreement dated May 29, 2018 by and among Douyu Yule, Wuhan Ouyue and Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue

10.29	†	English translation of exclusive business cooperation agreement dated May 14, 2018 by and between Douyu Yule and Wuhan Douyu

10.30	†	English translation of the exclusive business operation agreement dated May 29, 2018 by and between Douyu Yule and Wuhan Ouyue

10.31	†	English translation of amended powers of attorney dated January 10, 2019 issued by Mr. Shaojie Chen, one of the shareholders of Wuhan Douyu

10.32	†	English translation of powers of attorney dated May 8, 2018 issued by Mr. Wenming Zhang, one of the shareholders of Wuhan Douyu

10.33	†	English translation of powers of attorney dated May 14, 2018 issued by Mr. Dongqing Cai, one of the shareholders of Wuhan Douyu

10.34	†	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fengye Equity Investment Centre (Limited Partnership), one of the shareholders of Wuhan Douyu

10.35	†	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Lanyue Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.36	†	English translation of powers of attorney dated May 14, 2018 issued by Nanshan Douyu Asset Management (Tianjin) Partnership (Limited Partnership), one of the shareholders of Wuhan Douyu

10.37	†	English translation of powers of attorney dated May 14, 2018 issued by Linzhi Lichuang Information Technology co., Ltd., one of the shareholders of Wuhan Douyu

10.38	†	English translation of powers of attorney dated May 14, 2018 issued by Beijing Fenghuang Fuju Investment Management Center (Limited Partnership), one of the shareholders of Wuhan Douyu

Exhibit Number		Description of Document
10.39	†	English translation of powers of attorney dated May 14, 2018 issued by Shenzhen Innovation Investment Group Co., Ltd., one of the shareholders of Wuhan Douyu

10.40	†	English translation of powers of attorney dated May 14, 2018 issued by Suzhou Industrial Park Yuanhe Nanshan Equity Investment Partnership, one of the shareholders of Wuhan Douyu

10.41	†	English translation of powers of attorney dated May 29, 2018 issued by Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue

10.42	†	English translations of amended consent letter dated January 10, 2019 executed by the spouse of Mr. Shaojie Chen, one of the individual shareholders of Wuhan Douyu

10.43	†	English translations of consent letter dated May 8, 2018 executed by the spouse of Mr. Wenming Zhang, one of the individual shareholders of Wuhan Douyu

10.44	†	English translations of consent letter dated May 14, 2018 executed by the spouse of Mr. Dongqing Cai, one of the individual shareholders of Wuhan Douyu

10.45	†	English translations of consent letter dated May 29, 2018 executed by the spouse of Mr. Shaojie Chen, the sole shareholder of Wuhan Ouyue

21.1	*	Significant subsidiaries of the registrant

23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Global Law Office (included in Exhibit 99.2)

23.4	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Global Law Office regarding certain PRC law matters

99.3	*	Consent of iResearch

*
To be filed by amendment.

†
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wuhan, China, on             , 2019.

DOUYU INTERNATIONAL HOLDINGS LIMITED
By:
	Name:	Shaojie Chen
	Title:	Chief Executive Officer and Chairman

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints            as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Name: Shaojie Chen	Chief Executive Officer, Director
Name: Wenming Zhang	Co-Chief Executive Officer, Director
Name: Chao Cheng	Chief Operational Officer
Name: Mingming Su	Chief Strategy Officer, Director
Name: Hao Cao	Vice President, Director
Name: Ting Yin	Director

Name: Haiyang Yu	Director
Name: Xi Cao	Director

 SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

        Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of DouYu International Holdings Limited, has signed this registration statement or amendment thereto in New York, on                        , 2019.

Authorized U.S. Representative
By:
Name:
Title: